As filed with the Securities and Exchange Commission on August 24, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20594

FORM S-1

REGISTRATION STATEMENT

Under the Securities Act of 1933

Jive Software, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	42-1515522
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

325 Lytton Avenue, Suite 200

Palo Alto, California 94301

(650) 319-1920

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Anthony Zingale

Chief Executive Officer

Jive Software, Inc.

325 Lytton Avenue, Suite 200

Palo Alto, California 94301

(650) 319-1920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	William R. Pierznik, Esq. Jive Software, Inc. 325 Lytton Avenue, Suite 200 Palo Alto, California 94301 (650) 319-1920	Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$100,005,483	$11,611

(1)	Includes offering price of any additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject To Completion. Dated August 24, 2011.

             Shares

COMMON STOCK

Jive Software, Inc. is offering              shares of common stock and the selling stockholders are offering              shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price of our common stock will be between $             and $             per share.

We intend to apply for listing of our common stock on the              under the symbol “JIVE.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $             A SHARE

Price to Public

Underwriting Discounts and Commissions

Proceeds to Jive

Proceeds to Selling Stockholders

Per share

$

$

$

$

Total

$

$

$

$

We and the selling stockholders have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments, with up to an additional              shares to be sold by us and up to an additional              shares to be sold by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                    , 2011.

MORGAN STANLEY

GOLDMAN, SACHS & CO.

CITIGROUP

UBS INVESTMENT BANK

BMO CAPITAL MARKETS

WELLS FARGO SECURITIES

Prospectus dated                     , 2011

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

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I need some help presenting how we support IS08802 requirements for a big deal I'm working on. Does anyone on the marketing team have some good materials I can use?
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Joe Modavo
What sort of pricing do you provide for large orders?
We've been incredibly happy with our initial purchase and are looking to increase volume significantly. How do you handle volume purchasing?
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How is the new manufacturing process going?
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Hey Roger, things are going well! We're three weeks into the process and so far are seeing yields that are well above our baseline. I'm bullish that we're going to surpass our goals ...
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Gina Vincent - thanks for the update. I just updated the Phoenix Project with my latest estimates.
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The past three months were pivotal for the company. We introduced two huge new product lines, brought online new manufacturing capacity, and had sales targets well above our past record. It was no small feat.
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Jive's mission is to change the way that work gets done.

CORPORATE COMMUNICATIONS
Jive keeps employees connected, informed, and engaged.
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SOCIAL MARKETING
Marketing teams use Jive to engage directly with prospects to build brand and drive revenue.
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PARTNERS
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Jive keeps globally distributed teams connected and productive.
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Jive connects sales reps with information and expertise so they spend more time selling.
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2009
2010
1H'11
5.9 M
11.5 M
13.6 M
PUBLIC CLOUD USERS
74%
CAGR
2009
2010
1H'11
468
590
635
JIVE ENGAGE CUSTOMERS
23%
CAGR
2008
2009
2010
$23.3 M
$36.1 M
$71.8 M
BILLINGS
75%
CAGR
2008
2009
2010
$16.9 M
$30.0 M
$46.3 M
ANNUAL REVENUES
65%
CAGR
1H'10
1H'11
$19.2 M
$34.0 M
1H REVENUES
76%
CAGR

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery, or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Jive, Jive Software, our company logo, Jive Engage Platform, Jive Apps Market, The New Way to Business, Jive What Matters and other trademarks or service marks of Jive Software appearing in this prospectus are the property of Jive Software. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

JIVE SOFTWARE, INC.

Our Mission

Jive’s mission is to change the way that work gets done. We believe that our social business software unleashes creativity, drives innovation and improves productivity by increasing engagement within the enterprise, as well as with customers and partners. We believe that just as consumer social technologies are changing the way we live, social business software is transforming the way we work.

Overview

We provide a social business software platform that improves business results by enabling a more productive and effective workforce through enhanced communication and collaboration both inside and outside the enterprise. Our platform is intuitive, easy to use, flexible and scalable, and can be provided as a public cloud service or as a private cloud solution. We are focused on unlocking the power of the enterprise social graph — the extended social network of an enterprise, encompassing relationships among its employees, customers and partners, as well as their interactions with people and content. Organizations deploy our platform to improve strategic decision making and employee productivity, enhance revenue opportunities, lower operational costs and increase customer retention.

Our comprehensive Jive Engage Platform enables and improves collaboration across two principal communities: employees within the enterprise and customers and partners outside the enterprise. Internally, the Jive Engage Platform is used as a communications tool and collaborative workspace that supports and enhances knowledge sharing, facilitates communication within and across organizational boundaries, and enables individuals to work together to achieve common business goals. Externally, customers and partners of the enterprise use our platform to connect socially with one another, as well as with the enterprise, in a structured online community that allows users to ask questions, post answers and communicate about a product or particular issue. Our solution also taps into the social web by integrating relevant content and connections across the social networking landscape, enabling enterprises to improve their interactions with customers, leverage feedback to deliver improved products and services, and respond more quickly to market opportunities.

Our social business software platform has been successfully deployed in complex environments with tens of thousands of employees internally and millions of users externally. We provide our platform both as a public cloud service and as a private cloud solution that integrates with application services from the public cloud. Our deployment model enables access through web browsers, desktop applications and mobile devices. Our platform integrates with and leverages legacy, on-premise and hosted enterprise systems such as email, content management, customer relationship management, marketing automation, product development, eCommerce, instant messaging and other related applications. We also recently introduced the Jive Apps Market, which enables customers and third parties to develop applications that leverage our platform and utilize the enterprise social graph.

Our social business software has been recognized as a leading platform by industry analysts. Gartner, Inc., or Gartner, has recognized us as a market leader in three distinct reports: the “Magic Quadrant for Social Software for the Workspace,” the “Magic Quadrant for Externally Facing Social Software” and the “Magic

Quadrant for Social Customer Relationship Management.”* Forrester Research, Inc., or Forrester, lists us as a leader in “The Forrester Wave™: Community Platforms, Q4 2010.”*

We sell our platform primarily through a direct sales force both domestically and internationally. As of June 30, 2011, we had 635 enterprise Jive Engage Platform customers, including Hewlett-Packard Company, SAP AG, T-Mobile and UBS AG, with over 15 million users within these customers and their communities.

Our subscription revenue model provides financial visibility and long-term operating leverage. For the years ended December 31, 2008, 2009 and 2010, and for the six months ended June 30, 2011, our total revenues were $16.9 million, $30.0 million, $46.3 million and $34.0 million, respectively. For the years ended December 31, 2008, 2009 and 2010, and for the six months ended June 30, 2011, our billings were $23.3 million, $36.1 million, $71.8 million and $42.4 million, respectively. We recorded net losses of $11.3 million, $4.8 million, $27.6 million and $30.6 million for the years ended December 31, 2008, 2009 and 2010, and for the six months ended June 30, 2011, respectively. For a discussion of the limitations associated with using billings rather than total revenues and a reconciliation to total revenues, see “Summary Consolidated Financial Data—Non-GAAP Financial Measure: Billings.”

Industry

Impact of Social Networking

The rise of social networking applications, such as Facebook, LinkedIn and Twitter, is creating demand for enhanced communication and collaboration capabilities in the workplace. Since its founding in 2004, Facebook has disclosed more than 750 million active users. LinkedIn, the largest professional network, has disclosed over 120 million members. These social networking websites and related tools not only enable individuals to easily communicate and share their opinions and recommendations, but also amplify the voices of marketplace participants and thus have profound implications on how consumers purchase goods and services. Individuals are becoming accustomed to connecting with others via an activity stream, through “friend” and “follow” relationships, and through links and “likes.” As a result, individuals are more connected in their personal lives today than ever before.

The Need for a New Way to Business

Despite the consumer social technology revolution, we believe little has changed in the enterprise. Over the past several decades, enterprises have invested heavily in legacy software applications to facilitate and manage internal and external communications, share documents, and collaborate within and among teams. Unlike consumer social networking applications, which are organized around people, most enterprise applications are architected around data to automate business processes, increase transactional efficiency, keep records, comply with regulations and process information. Many existing software applications within an enterprise are deployed in a dedicated functional area or to automate a single business process, with myriad point solutions for individual business functions and departments. Further, many legacy enterprise applications designed to manage relationships external to an enterprise simply present static information and pre-defined content, rather than enable the real-time, interactive engagement demanded by customers. As a result of these data-centric architectures and legacy deployment models, enterprises and their employees, customers and partners struggle to effectively discover information and share knowledge both within the enterprise and across enterprise boundaries.

Adoption of Social Business Software

Social business software has the potential to significantly improve how enterprises collaborate and share information with employees, customers and partners through unlocking the power of the enterprise social graph. We believe the deployment of social business software is increasingly becoming a mission critical initiative for business and information technology, or IT, executives. We believe that the addressable market for social

*	See “Industry and Market Data.”

business software encompasses the overall market for collaborative applications, which IDC estimates will be $10.3 billion by 2013.* Additionally, we believe social business software has begun to displace the functionality of, and derive budget historically set aside for, adjacent application areas, including content management, customer relationship management, marketing automation and enterprise portals.

Our Solution

We deliver a social business software platform that features the innovation, creativity and ease of use found in consumer applications, combined with the security, flexibility and scalability necessary for enterprise deployment.

Our solution includes the following key elements:

•

Unified social software platform for the enterprise. We offer an enterprise-class social software platform, purpose-built to enable our customers to manage workplace communication and collaboration. Our solution can be deployed across all employees, functional departments and business units.

•

Communities for employees, customers and partners. Our solution enables our customers to operate both internal and external communities by offering a platform that allows communication and collaboration between and among employees, customers and partners.

•

Discovery of relevant information and experts. Our platform includes a proprietary recommendation engine that helps users connect to and easily locate relevant information and experts on an enterprise-wide basis across departmental and geographic boundaries, as well as across externally-facing customer and partner communities.

•

Scalable and secure. Our platform is capable of supporting large deployments, including those with complex environments with tens of thousands of employees internally and millions of users externally. We provide tools to help our customers manage the critical elements of application security, including authentication, authorization and regulatory compliance.

•

Integration with existing enterprise applications. Our platform integrates with legacy IT infrastructure and a broad range of existing enterprise applications — including email, content management, customer relationship management, marketing automation, product development, eCommerce and instant messaging — and enables access from mobile devices, browsers, desktop applications, collaboration applications and consumer social platforms.

•

Enterprise applications market built on open standards. Through our recently introduced Jive Apps Market, built on the industry standards established by the OpenSocial Foundation, we enable customers and third parties to develop applications that leverage our platform. Users can easily find, purchase and install applications tailored to meet specific business needs in a variety of industries and business functions, enabling further innovation and functionality on our platform. Developers can leverage the enterprise social graph to make applications more social and broaden their reach.

•

Readily deployable and configurable solution. Our platform has been developed to facilitate easy deployment with familiar interfaces. We offer our customers the ability to configure our solutions to deliver the specific functionality and user experience they want for their end-users, and the ability to modify the look and feel of our solutions to conform to their branding or other requirements.

•

Public cloud and private cloud delivery. Our customers can use our platform on demand through the public cloud, or via a private cloud. This flexible delivery model allows us to meet a variety of security and cost requirements and better address the needs of each customer, and enables us to target a wider range of potential customers.

*	See “Industry and Market Data.”

Our Strategy

We intend to extend our industry leadership in social business software. The principal elements of our strategy include:

•	Grow our customer base. In order to grow our customer base, we are investing heavily in our direct sales efforts in the United States, Europe and South America. We also intend to expand into Asia.

•

Expand business with existing customers. We intend to expand deployment of our solution with existing customers by, among other things, migrating them from a single external community or departmental deployment to broader implementations over time, including the upsell of additional users, page views, modules and additional communities.

•

Innovate and extend our technology and product leadership. We intend to expand our current platform and extend our product leadership by developing and acquiring innovative technologies and products, and leveraging the innovation of our partners in the Jive Apps Market.

•

Develop the Jive ecosystem. We intend to continue to develop the Jive ecosystem by enabling customers and other third parties to create applications that integrate with our platform. We further intend to increase the number of our Jive Alliance Partners that provide strategic advisory, business transformation and customization services for our solutions.

Selected Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted here and described in further detail in “Risk Factors” immediately following this Prospectus Summary. You should carefully read “Risk Factors” beginning on page 9 for a detailed explanation of these risks before investing in our common stock. Some of these risks include:

•	we have a limited operating history, a history of cumulative losses and we do not expect to be profitable for the foreseeable future;

•	our future growth is, in large part, dependent upon the widespread adoption of social business software by enterprises and it is difficult to forecast the rate at which this will happen;

•	the market for social business software is in its early stages of development and intensely competitive;

•	we cannot accurately predict new subscription, subscription renewal or upsell rates and the impact these rates may have on our future revenues;

•	we rely on a third-party service provider to host some of our products;

•	our security measures could be breached and unauthorized access to customer data could be obtained;

•	potential third party intellectual property infringement claims; and

•	our quarterly results can fluctuate due to a number of factors, and the value of our stock could decline substantially.

Corporate Information

We were incorporated in the state of Delaware in February 2001. Our principal executive offices are located at 325 Lytton Avenue, Suite 200, Palo Alto, California 94301. Our main phone number is (650) 319-1920 and our website address is www.jivesoftware.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. Unless the context requires otherwise, the words “Jive,” “Jive Software,” “we,” “company,” “us” and “our” refer to Jive Software, Inc. and our wholly owned subsidiaries.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full based on the number of shares of common stock outstanding as of June 30, 2011.

Use of proceeds	We intend to use approximately $20 million of the net proceeds we receive from this offering to pay down our outstanding loans. We also intend to use the net proceeds from this offering for general corporate purposes, including working capital and potential acquisitions. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds.”

Proposed symbol	“JIVE”

The number of shares of our common stock to be outstanding after this offering is based on 43,974,583 shares of common stock outstanding as of June 30, 2011 and excludes:

•	14,914,336 shares of our common stock issuable upon the exercise of outstanding options, with a weighted average exercise price of $1.91 per share;

•	831,846 unallocated shares of common stock available for future issuance pursuant to our 2007 Stock Incentive Plan;

•

883,498 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us at June 30, 2011 and therefore not included in stockholders’ equity (deficit); and

•	shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering.

Unless otherwise stated, information in this prospectus (except for historical financial statements) reflects and assumes the following:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of the offering;

•	the automatic conversion of all shares of our outstanding convertible preferred stock into an aggregate of 19,223,747 shares of our common stock immediately prior to the completion of this offering;

•

the net exercise of all outstanding warrants into an aggregate of              shares of our common stock, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the six months ended June 30, 2010 and 2011, and the unaudited consolidated balance sheet data as of June 30, 2011, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data(1):
Revenues:
Products	$13,270	$24,319	$37,827	$16,013	$28,599
Professional services	3,662	5,675	8,441	3,234	5,353

Total revenues	16,932	29,994	46,268	19,247	33,952
Cost of revenues:
Products	2,827	4,133	9,870	3,844	9,061
Professional services	4,876	5,467	9,836	4,436	6,051

Total cost of revenues	7,703	9,600	19,706	8,280	15,112

Gross profit	9,229	20,394	26,562	10,967	18,840
Operating expenses:
Research and development	6,345	8,047	18,278	7,903	15,783
Sales and marketing	12,423	14,057	28,592	12,190	19,460
General and administrative	1,777	2,905	6,746	3,963	5,219

Total operating expenses	20,545	25,009	53,616	24,056	40,462

Loss from operations	(11,316)	(4,615)	(27,054)	(13,089)	(21,622)
Total other income (expense), net(2)	(4)	(223)	(495)	(127)	(12,703)

Loss before provision for (benefits from) income taxes	(11,320)	(4,838)	(27,549)	(13,216)	(34,325)
Provision for (benefit from) income taxes	—	(52)	91	43	(3,767)

Net loss	$(11,320)	$(4,786)	$(27,640)	$(13,259)	$(30,558)

Basic and diluted net loss per common share(3)	$(0.55)	$(0.23)	$(1.25)	$(0.61)	$(1.32)

Shares used in per share calculations	20,465	20,533	22,096	21,659	23,170

Pro forma basic and diluted net loss per common share(4)			$(0.67)		$(0.72)

Shares used in pro forma per share calculations(4)			41,320		42,394

Other Financial Data:
Billings	$23,327	$36,131	$71,846	$26,738	$42,401

(1)	Stock-based compensation was included in the consolidated statements of operations data as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenues	$53	$85	$158	$67	$156
Research and development	134	112	528	155	958
Sales and marketing	177	257	823	313	1,246
General and administrative	69	145	1,895	1,401	1,035

Total stock-based compensation	$433	$599	$3,404	$1,936	$3,395

(2)	Non-cash expense recorded in Total other income (expense), net related to the change in fair value of our preferred stock warrant liability was zero in the years ended December 31, 2008 and 2009, and $0.2 million and $12.3 million in the year ended December 31, 2010, and the six months ended June 30, 2011, respectively. See further discussion regarding the preferred stock warrants on pages 106 and 111.
(3)	See note 13 of notes to our consolidated financial statements for detailed information regarding the net loss per common share calculation.
(4)	See notes 2 and 13 of notes to our consolidated financial statements for detailed information regarding the pro forma net loss per common share calculation.

	As of June 30, 2011
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$44,636	$44,636	$
Working capital (deficit)	(15,904)	(15,904)
Total assets	103,809	103,809
Preferred stock warrants	12,599	12,599
Current and long-term debt	33,653	33,653
Redeemable and convertible preferred stock	57,561	—		—
Total stockholders’ equity (deficit)	(74,030)	(16,469)

(1)	The pro forma column reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 19,223,747 shares of our common stock.
(2)	The pro forma as adjusted column reflects (i) the net exercise of all outstanding warrants into a total of shares of our common stock prior to the completion of this offering; and (ii) the sale by us of shares of our common stock offered by this prospectus at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measure: Billings

We monitor billings as a non-GAAP measure, in addition to other financial measures presented in accordance with generally accepted accounting principles, or GAAP, to manage our business, make planning decisions, evaluate our performance and allocate resources. We believe that this non-GAAP measure offers valuable supplemental information regarding the performance of our business, and will help investors better understand the sales volumes and cash flow characteristics of our business. This non-GAAP measure should not be considered in isolation from, is not a substitute for, and does not purport to be an alternative to total revenues, cash flows from operations, or any other performance measure derived in accordance with GAAP. Descriptions of how to calculate this financial measure and a reconciliation to the comparable GAAP measure is set forth below.

We consider billings a significant leading indicator of future recognized revenue and cash inflows based on our business model of billing for subscription licenses annually and recognizing revenue ratably over the subscription term. The billings we record in any particular period reflect sales to new customers plus subscription renewals and upsell to existing customers, and represent amounts invoiced for product subscription license fees and professional services. We typically invoice the customer for subscription license fees in annual increments upon initiation of the initial contract or subsequent renewal. In addition, historically we have had some arrangements with customers to purchase subscription licenses for a term greater than 12 months, most typically 36 months, in which case the full amount of the agreement will be recognized as billings if the customer is invoiced for the entire term, rather than for an annual period.

The following table sets forth our reconciliation of total revenues to billings for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Total revenues	$16,932	$29,994	$46,268	$19,247	$33,952
Deferred revenue, end of period	18,480	24,617	50,195	32,108	58,644
Less: Deferred revenue, beginning of period	(12,085)	(18,480)	(24,617)	(24,617)	(50,195)

Billings	$23,327	$36,131	$71,846	$26,738	$42,401

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and related notes, and any related free writing prospectus before deciding whether to purchase shares of our common stock. If any of the following risks are realized, in whole or in part, our business, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of cumulative losses and we do not expect to be profitable for the foreseeable future.

We have incurred losses in each of the last five years, including a net loss of $27.6 million in 2010 and an additional net loss of $30.6 million in the six months ended June 30, 2011. At June 30, 2011, we had an accumulated deficit of $84.5 million. As we continue to invest in infrastructure, development of our solutions and sales and marketing, our operating expenses will increase significantly. Additionally, to accommodate future growth, we are in the process of transitioning our customer data centers from a third-party service provider to a co-located facility managed by our internal network operations team. This transition will require significant upfront capital expenditures and these costs and expenses will be incurred before we realize any associated incremental billings or revenues. As a result, our losses in future periods may be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that they may not result in increases in our revenues or billings. Although we have experienced revenue growth in recent periods, you should not consider our recent revenue growth or growth rates as indicative of our future performance. We do not expect to be profitable on a GAAP basis in the foreseeable future and we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability.

We have a limited operating history, which makes it difficult to predict our future operating results.

Although we were incorporated in 2001, our current platform, the Jive Engage Platform, was not introduced until 2007 and, at that time, we began offering our platform on a subscription basis for internal and external communities. As a result of our limited operating history, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described in this prospectus. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

Our future growth is, in large part, dependent upon the widespread adoption of social business software by enterprises and it is difficult to forecast the rate at which this will happen.

Social business software for enterprises is at an early stage of technological and market development and the extent to which social business software will become widely adopted remains uncertain. It is difficult to predict customer adoption rates, customer demand for our platform, the future growth rate and size of this market or the entry of competitive solutions. Any expansion of the social business software market depends on a number of factors, including the cost, performance and perceived value associated with social business software. If social business software does not achieve widespread adoption, or there is a reduction in demand for social business software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, competing technologies and products, decreases in corporate spending or otherwise, it could result in lower billings, reduced renewal rates or decreased revenue and our business could be adversely affected. Additionally, mergers or consolidations among our customers could reduce the number of our customers and could adversely affect our revenues and billings. In particular, if our customers are acquired by entities that are not our customers, or that use fewer of our solutions, or that have more favorable contract terms and choose to discontinue, reduce or change the terms of their use of our platform, our business and operating results could be materially and adversely affected.

The market for social business software is in its early stages of development and intensely competitive, and if we do not compete effectively, our business would be harmed.

The market for social business software is relatively new, highly competitive and rapidly evolving with new competitors entering the market. We expect the competitive landscape to intensify in the future as a result of regularly evolving customer needs and frequent introductions of new products and services. We currently compete with large well-established multi-solution enterprise software vendors, stand-alone enterprise software application providers, and smaller software application vendors. Our primary competition currently comes from large well-established enterprise software vendors such as Microsoft Corporation and IBM Corporation, both of which are significantly larger than we are, have greater name recognition, larger customer bases, much longer operating histories, significantly greater financial, technical, sales, marketing and other resources, and are able to provide comprehensive business solutions that are broader in scope than the solution we offer. These well established vendors may have preexisting relationships with our existing and potential customers and to the extent our solutions are not viewed as being superior in features, function and integration or priced competitively to existing solutions, we might have difficulty displacing them. We also compete with stand alone enterprise software applications that are beginning to add social features to their existing offerings, including salesforce.com, inc. Some of these companies have large installed bases of active customers that may prefer to implement social business software solutions that are provided by an existing provider of customer management software, and these companies may be able to offer discounts and other pricing incentives that make their solutions more attractive. In addition, large social and professional networking providers with greater name recognition, financial resources and other resources may add social business applications to their existing applications, resulting in increased competition.

Some potential customers, particularly large enterprises, may elect to develop their own internal solutions. In addition, some of our competitors offer their solutions at a lower price or at no cost, which has resulted in pricing pressures and increased competition. If we are unable to price our solutions appropriately, our operating results could be negatively impacted. In addition, lower margins, pricing pressures and increased competition generally could result in reduced sales and billings, losses or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. Current or potential competitors may be acquired by third parties with greater available resources and as a result of such acquisitions, might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their solutions, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their offerings more quickly than we do. If we are unable to compete effectively for a share of our market, our business, operating results and financial condition could be materially and adversely affected.

We cannot accurately predict new subscription, subscription renewal or upsell rates and the impact these rates may have on our future revenues and operating results.

In order for us to improve our operating results and continue to grow our business, it is important that we continually attract new customers and that existing customers renew their subscriptions with us when their existing contract term expires. Our existing customers have no contractual obligation to renew their subscriptions after the initial subscription period and we cannot accurately predict renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including, but not limited to, their satisfaction with our platform and our customer support, the frequency and severity of outages, our product uptime or latency, the pricing of our, or competing, software or professional services, the effects of global economic conditions, and reductions in spending levels or changes in our customers’ strategies regarding social collaboration tools. If our customers renew their subscriptions, they may renew for fewer users or page views, for shorter contract lengths, or on other terms that are less economically beneficial to us. If customers enter into shorter initial subscription periods, the risk of customers not renewing their subscriptions with us would increase. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. We cannot assure you that our customers will renew their subscriptions, and if our customers do not renew their agreements or renew on less favorable terms, our revenues may grow more slowly than expected or decline and our billings may be adversely impacted.

To the extent we are successful in increasing our customer base, we could incur increased losses because costs associated with generating customer agreements and performing services are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. This risk is particularly applicable for those customers who choose to implement our platform in the public cloud. If new customers sign agreements with short initial subscription periods and do not renew their subscriptions, our operating results could be negatively impacted due to the upfront expenses associated with our sales and implementation efforts.

In order for us to improve our operating results, it is important that our customers make additional significant purchases of our functionality and offerings, including additional modules, users or page views, communities or professional services. If our customers do not purchase additional functionality or offerings, our revenues may grow more slowly than expected. Additionally, increasing incremental sales to our current customer base requires increasingly sophisticated and costly sales efforts that are targeted at senior management. We also invest various resources targeted at expanding the utilization rates of our platform. There can be no assurance that our efforts would result in increased sales to existing customers, or upsells, and additional revenue. If our efforts to upsell to our customers are not successful, our business would suffer.

Our quarterly results are likely to fluctuate due to a number of factors, and the value of our stock could decline substantially.

Our quarterly operating results are likely to fluctuate as a result of a variety of factors, many of which are outside our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially. Fluctuations in our quarterly financial results may be caused by a number of factors, including, but not limited to, the following:

•	the renewal rates for our platform;

•	upsell rates for our solutions and services;

•	changes in deferred revenue balances due to changes in the average duration of subscriptions, rate of renewals and the rate of new business growth;

•	changes in the mix of the average term length and payment terms;

•	order sizes in any given quarter;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	changes in our pricing policies, whether initiated by us or as a response to competitive or other factors;

•	the cost and timing associated with, and management effort for, the introduction of new features to our platform;

•	the rate of expansion and productivity of our sales force;

•	the length of the sales cycle for our platform;

•	new solution introductions by our competitors;

•	our success in selling our platform to large enterprises;

•

general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional subscriptions or a larger deployment, or hinder or delay a prospective customer’s purchasing decision, or reduce the value of new subscriptions, or affect renewal rates;

•	timing of additional investments in the development of our platform;

•	disruptions in our hosting services and potential refunds to customers;

•	security breaches and potential financial penalties to customers;

•	purchases of new equipment and bandwidth in connection with planned data center expansion;

•	regulatory compliance costs;

•	the timing of customer payments and payment defaults by customers;

•	the impact on services margins as a result of the use of third party contractors to fulfill demand;

•	costs associated with acquisitions of companies and technologies;

•	potential goodwill impairment charges related to prior acquisitions;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•	the impact of new accounting pronouncements; and

•	the timing of stock awards to employees.

Additionally, our fourth quarter has historically been our strongest quarter for new billings and renewals. This pattern may be amplified over time if the number of customers with renewal dates occurring in the fourth quarter continues to increase. Furthermore, our quarterly sales cycles are frequently weighted toward the end of the quarter, with an increased volume of sales in the last few weeks of each quarter, which may impact our billings significantly.

Due to our evolving business model, the rapid pace of technological change, the unpredictability of the emerging market in which we participate and potential fluctuations in future general economic and financial market conditions, we may not be able to accurately forecast our rate of growth. We plan our expense levels and investments on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending quickly enough if the addition of new customers, the upsell rate for existing customers or the price for which we are able to sell our platform falls short of our expectations. As a result, we expect that our billings, operating results and cash flows may fluctuate significantly and comparisons of our billings, revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

We believe that our quarterly operating results, including the levels of our revenues and billings, may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of any one quarter as an indication of future performance.

Our sales cycle can be long and unpredictable, particularly with respect to large enterprises, and we may have to delay revenue recognition for some of the more complex transactions, which could harm our business and operating results.

The timing of our sales is difficult to predict. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Customers often undertake a prolonged product-evaluation process, which frequently involves not only our solutions but also those of our competitors. As we continue to target our sales efforts at larger enterprise customers, we will face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, the customer’s decision to subscribe to our platform may be an enterprise-wide decision and, if so, may require us to provide even greater levels of education regarding the use and benefits of our platform. In addition, prospective enterprise customers may require customized features and functions unique to their business process and may require acceptance testing related to those unique features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, increasing costs and time required to complete sales and diverting our own sales and professional services resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the acceptance requirements have been met.

We rely on a third-party service provider to host some of our solutions and any interruptions or delays in services from this third party could impair the delivery of our products and harm our business.

We currently outsource our hosting services to SunGard Availability Services LP, or SunGard. These services are provided by three of SunGard’s data centers worldwide. We do not control the operation of SunGard’s facilities. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these disasters, a decision by SunGard to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our service. Furthermore, the availability of our platform could be interrupted by a number of additional factors, including our customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, security breaches or ability of the infrastructure to handle spikes in customer usage. We may be required to issue credits or refunds or indemnify or otherwise be liable to customers or third parties for damages that may occur resulting from certain of these events. For example, in January 2011, we experienced a hosting outage, which impacted some of our customers for up to 14 hours. As a result of this outage, we provided service credits to certain customers. If we experience similar outages in the future, we may experience customer dissatisfaction and potential loss of confidence, which could harm our reputation and impact future revenues from these customers.

A rapid expansion of our business could cause our network or systems to fail.

In the future, we may need to expand our hosting operations at a more rapid pace than we have in the past, spend substantial amounts to purchase or lease data centers and equipment, upgrade our technology and infrastructure to handle increased customer demand and introduce new solutions. For example, if we secure a large customer or a group of customers which require significant amounts of bandwidth or storage to enable their community, we may need to increase bandwidth, storage, power or other elements of our hosting operations and our existing systems may not be able to scale in a manner satisfactory to our existing or prospective customers. Any such expansion could be expensive and complex and result in inefficiencies or operational failures and could reduce our margins.

Our planned transition from third-party hosted data centers for our public cloud customers to our own managed facilities is expensive and complex, and could result in inefficiencies or operational failure and increased risk.

Our planned transition from data centers managed by a third-party service provider to a co-located facility managed by our internal network operations team is complex, could result in operational inefficiencies or operational failures and will require significant upfront capital expenditures for equipment and infrastructure as well as increased personnel expense. We expect these investments will have a negative impact on margins in the near term. If it takes longer than we expect to complete this transition, the negative impact on our operating results would likely exceed our initial expectations, particularly if the scope of the project grows and we deploy additional resources and hire additional personnel to complete the project. Additionally, to the extent that we are required to add data center capacity to accommodate customer demands for additional bandwidth or storage to enable their communities, we may need to significantly increase the bandwidth, storage, power or other elements of our hosting operations, and the costs associated with adjustments to our data center architecture could also negatively affect our margins and operating results.

There is an increased risk that service interruptions may occur as a result of our data center transition or other unforeseen issues. Even after we transition our data centers, we will remain subject to the continued risks associated with data center operations, including security and privacy compliance, the maintenance of appropriate data security certifications, risks of disruptions or delays in services and other factors. Our failure to effectively manage these risks could damage our reputation and result in a financial liability or a loss of customers, which would harm our business and operating results.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions and we may incur significant liabilities.

Our hosting operations involve the storage and transmission of data, and security breaches could result in the loss of this information, litigation, indemnity obligations and other liability. While we have security measures in place and we try to contractually prevent our customers from loading sensitive health, personal and financial information into our platform, we do not monitor or review the content that our customers upload and store and, therefore, we have no direct control over the substance of the content within our hosted communities. Therefore, if customers use our platform for the transmission or storage of personally identifiable information and our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, cause existing customers to elect to not renew their subscriptions, subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our operating results.

Because our platform could be used to collect and store personal information of our customers’ employees or customers, privacy concerns could result in additional cost and liability to us or inhibit sales of our platform.

Personal privacy has become a significant issue in the United States and in many other countries where we offer our solutions. The regulatory framework for privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or revise or eliminate solutions, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platform. Privacy concerns, whether valid or not valid, may inhibit market adoption of our platform particularly in certain industries and foreign countries.

We have experienced rapid growth in recent periods. If we fail to manage such growth and our future growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have experienced significant growth in recent periods. For example, we grew from 159 employees at December 31, 2009 to 358 at June 30, 2011. This growth has placed, and any future growth may place, a significant strain on our management and operational infrastructure, including our hosting operations. Our success will depend, in part, on our ability to manage these changes effectively. We will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth could result in declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Changes in laws and/or regulations related to the Internet or related to privacy and data security concerns or changes in the Internet infrastructure itself may cause our business to suffer.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy and the use of the Internet as a commercial medium. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of the use of public cloud applications or communications generally, result in a decline in the use of the Internet and the viability of Internet-based applications such as our public cloud solutions and reduce the demand for our social business software platform.

If we are not able to develop and introduce enhancements and new features that achieve market acceptance or that keep pace with technological developments, our business could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry and legal standards. The introduction of new social business software solutions by our competitors, the market acceptance of solutions based on new or alternative technologies, or the emergence of new industry standards could render our platform obsolete. Our ability to compete successfully, attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing social business software platform and to continually introduce or acquire new features that are in demand by the market we serve. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, introduction and market acceptance. Any new platform or feature that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to anticipate or timely and successfully develop or acquire new offerings or features or enhance our existing platform to meet customer requirements, our business and operating results will be adversely affected.

We recently launched our Jive Apps Market. We have devoted significant resources to the development of this new offering and we plan to continue to invest in its growth and adoption. The success of the Jive Apps Market depends, in part, on the willingness of third-party developers to build applications that are complementary to our platform. The Jive Apps Market, as well as other future initiatives, may present new and difficult technology challenges and end-users may choose not to adopt our new solutions, which would harm our operating results. Additionally, the Jive Apps Market includes applications that are built by third-party application developers. This may subject us to additional risks, including the risk that such applications, in particular those developed by smaller, independent developers, cause harm to our reputation and subject us to liability due to, for example, quality issues, the lack of sufficient security within the application, infringement of third-party intellectual property and the introduction of viruses, any of which could harm our business.

Our platform must integrate with a variety of operating systems, software applications and hardware that are developed by others and, if we are unable to devote the necessary resources to ensure that our solutions interoperate with such software and hardware, we may fail to increase, or we may lose, market share and we may experience a weakening demand for our platform.

Our social business software platform must integrate with a variety of network, hardware and software platforms, including Microsoft Office, and we will need to continuously modify and enhance our platform to adapt to changes in Internet-related hardware, software, communication, browser and database technologies. Any failure of our solutions to operate effectively with future network platforms and technologies could reduce the demand for our platform, result in customer dissatisfaction and harm our business. If we are unable to respond in a timely manner to these changes in a cost-effective manner, our solutions may become less marketable and less competitive or obsolete and our operating results may be negatively impacted. In addition, an increasing number of individuals within the enterprise are utilizing devices other than personal computers, such as mobile phones and other handheld devices, to access the Internet and corporate resources and conduct business. If we cannot effectively make our platform available on these mobile devices, we may experience difficulty attracting and retaining customers.

We derive a substantial portion of our revenues from a single software platform.

We derive a substantial portion of our total revenues from sales of a single software platform, the Jive Engage Platform, and related modules. As such, any factor adversely affecting sales of this platform, including product release cycles, market acceptance, product competition, performance and reliability, reputation, price competition, and economic and market conditions, could harm our business and operating results.

Our business could be adversely affected if our customers are not satisfied with our implementation, customization or other professional services provided by us.

Our business depends on our ability to satisfy our customers and meet our customers’ business needs. If a customer is not satisfied with the type of solutions and professional services we deliver, we could incur additional costs to remedy the situation, the profitability of that work might be impaired, and the customer’s dissatisfaction with our services could damage our ability to obtain additional services from that customer. If we are not able to accurately estimate the cost of services requested by the customer, it might result in providing services on a discounted basis or free of charge until customer satisfaction is achieved. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers. Further, we have customer payment obligations not yet due that are attributable to software we have already delivered. These customer obligations are typically not cancelable, but will not yield the expected revenues and cash flow if the customer defaults and fails to pay amounts owed, which could have a negative impact on our financial condition and operating results.

Additionally, large enterprises may request or require customized features and functions unique to their particular business processes. If prospective large customers require customized features or functions that we do not offer, then the market for our platform will be more limited and our business could suffer. In addition, supporting large enterprise customers could require us to devote significant development services and support personnel and strain our personnel resources and infrastructure. If we are unable to address the needs of these customers in a timely fashion or further develop and enhance our platform, these customers may not renew their subscriptions, seek to terminate their relationship, renew on less favorable terms, or fail to purchase additional features. If any of these were to occur, our revenues and billings may decline and we may not realize significantly improved operating results.

We might experience significant errors or security flaws in our platform.

Despite testing prior to their release, software products frequently contain undetected errors, defects or security vulnerabilities, especially when initially introduced or when new versions are released. Errors in our platform could affect the ability of our platform to work with other hardware or software products, impact functionality and delay the development or release of new solutions or new versions of solutions and adversely affect market acceptance of our platform. The detection and correction of any bugs or security flaws can be time consuming and costly. Some errors in our platform and related solutions may only be discovered after installation and use by customers. Any errors, defects or security vulnerabilities discovered after commercial release or contained in custom implementations could result in loss of revenues or delay in revenue recognition, loss of customers or increased service and warranty cost, any of which could adversely affect our business, financial condition and results of operations. Our platform has contained and may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, data security breaches, data loss or corruption or other harm to our customers. Undiscovered vulnerabilities in our platform could expose them to hackers or other unscrupulous third parties who develop and deploy viruses, worms, and other malicious software programs that could attack our solutions. Actual or perceived security vulnerabilities in our platform could harm our reputation and lead some customers to cancel subscriptions, reduce or delay future purchases or use competitive solutions.

Failure to adequately expand our direct sales force will impede our growth.

We will need to continue to expand and optimize our sales and marketing infrastructure in order to grow our customer base and our business. We plan to continue to expand our direct sales force, both domestically and internationally. Identifying and recruiting qualified personnel and training them in the use of our platform require significant time, expense and attention. It can take nine to 12 months or longer before our sales representatives are fully trained and productive. Our business may be harmed if our efforts to expand and train our direct sales force do not generate a corresponding significant increase in billings and revenues. In particular, if we are unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our billings and revenues or grow our business.

Our growth depends in part on the success of our strategic relationships with third parties.

We seek to grow our third-party relationships as a way to grow our business. These relationships may not result in additional customers or enable us to generate significant billings or revenues. Identifying partners, negotiating and documenting relationships with them require significant time and resources. Our agreements with technology and content providers are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenues and billings could be impaired and our operating results would suffer.

Our use of open source technology could impose limitations on our ability to commercialize our platform.

We use open source software in our platform. The terms of various open source licenses have not been interpreted by the United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. In such event, we could be required to seek licenses from third parties in order to continue offering our platform, to re-engineer our technology or to discontinue offering our platform in the event re-engineering cannot be accomplished on a timely basis, any of which could cause us to breach contracts, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business and operating results.

We may be sued by third parties for alleged infringement of their proprietary rights.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in this industry are often required to defend against litigation claims that are based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use.

As a result, our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties have claimed and may claim that we infringe upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, we may be the subject of claims that our platform and underlying technology infringe or violate the intellectual property rights of others. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions, or require that we comply with other unfavorable terms. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. As most of our customer and partner agreements obligate us to provide indemnification in connection with any such litigation and to obtain licenses, modify our platform, or refund fees, we have in the past been, and may in the future be, requested to indemnify our customers and business partners. We expect that the occurrence of infringement claims is likely to grow as the market for social business software grows. Accordingly, our exposure to damages resulting from infringement claims could be increased and this could further exhaust our financial and management resources.

The outcome of any litigation, regardless of its merits, is inherently uncertain. Any intellectual property claim or lawsuit could be time-consuming and expensive to resolve, divert management attention from executing our business plan and require us to change our technology, change our business practices and/or pay monetary damages or enter into short- or long-term royalty or licensing agreements. In addition, in certain circumstances, such as those in which the opposing parties are large and well-funded companies, we may face a more expensive and protracted path to resolution of such claims or lawsuits.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of copyright, trade secret and trademark laws, as well as confidentiality procedures and contractual restrictions with our employees, customers, partners and others to establish and protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate or we may be unable to secure intellectual property protection for all of our solutions. In particular, we have only recently begun to implement a strategy to seek patent protection for our technology.

Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business and operating results might be harmed. In addition, defending our intellectual property rights might entail significant expense and the diversion of management resources. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective protection of our intellectual property may not be available to us in every country in which our solutions are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights, and our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, whether or not it is resolved in our favor, and could ultimately result in the impairment or loss of portions of our intellectual property.

Because we generally recognize revenue from subscriptions for our platform ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results.

We generally recognize revenue from customers ratably over the term of their agreements, which typically range from 12 to 36 months. As a result, most of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription agreements entered into during previous quarters or years. Consequently, a decline in new or renewed subscriptions in any one quarter is not likely to be reflected immediately in our revenue results for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales and market acceptance of our solutions, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenues through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term. In some instances, our customers choose to pre-pay the entire term of their multi-year subscriptions upfront. As a result, billings can fluctuate significantly from quarter to quarter.

Because our long-term success depends, in part, on our ability to expand our sales to customers outside the United States, our business will be susceptible to risks associated with international operations.

We sell our platform primarily through our direct sales organization, which is comprised of inside sales and field sales personnel and is located in a variety of geographic regions, including the United States, South America and Europe. We also intend to expand into Asia. Sales outside of the United States represented approximately 20% and 17% of our total revenues for the year ended December 31, 2010 and six months ended June 30, 2011, respectively. As we continue to expand the sale of our social business software platform to customers located outside the United States, our business will be increasingly susceptible to risks associated with international operations. However, we have a limited operating history outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, legal systems, alternate dispute systems and regulatory systems. The risks and challenges associated with international expansion include:

•	continued localization of our platform, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	compliance with anti-bribery laws, including compliance with the Foreign Corrupt Practices Act;

•	regional data privacy laws that apply to the transmission of our customers’ data across international borders;

•	ability to provide local hosting services;

•	different pricing environments, including invoicing and collecting in foreign currencies and associated foreign currency exposure;

•	difficulties in staffing and managing foreign operations and the increased travel, infrastructure and legal compliance costs associated with international operations;

•	different or lesser protection of our intellectual property rights;

•	difficulties in enforcing contracts and collecting accounts receivable, longer payment cycles and other collection difficulties; and

•	regional economic and political conditions.

Additionally, a substantial majority of our international customers currently pay us in U.S. dollars and, as a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our platform more expensive for international customers, which could harm our business. In the future, an increasing number of our customers may pay us in foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business. If we are unable to successfully manage the challenges of international operations and expansion, our growth could be limited, and our business and operating results could be adversely affected.

We recently completed three acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results.

We have in the past acquired, and we may in the future acquire or invest in, businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. We cannot assure you that we will realize the anticipated benefits of these or any future acquisition. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs, which would be recognized as a current period expense;

•	inability to generate sufficient revenues to offset acquisition or investment costs;

•	the inability to maintain relationships with customers and partners of the acquired business;

•	the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality standards consistent with our brand;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to implement additional controls, procedures and policies;

•	challenges caused by distance, language and cultural differences;

•	harm to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business;

•	the inability to recognize acquired revenues in accordance with our revenue recognition policies, and the loss of acquired deferred revenue; and

•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. Also, contingent considerations related to acquisitions will be remeasured to fair value at each reporting period, with any changes in the value recorded as income or expense. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on the impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Weakened global economic conditions may adversely affect our industry, business and results of operations in ways that may be hard to predict or defend against.

Our overall performance depends in part on domestic and worldwide economic conditions, which may remain challenging for the foreseeable future. Financial developments seemingly unrelated to us or to our industry may adversely affect us over the course of time. The United States and other key international economies have been impacted by threatened sovereign defaults and ratings downgrades, falling demand for a variety of goods and services, restricted credit, going concern threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our social business software platform, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions, or affect renewal rates, all of which could adversely affect our operating results. We cannot predict the timing, strength or duration of the economic recovery or any subsequent economic slowdown, worldwide, in the United States, or in our industry.

Catastrophic events may disrupt our business.

We rely on our network and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational, support, hosted services and sales activities. A disruption, infiltration or failure of these systems or third-party hosted services in the event of a major earthquake, fire, power loss, telecommunications failure, cyber attack, war, terrorist attack, or other catastrophic event could cause system interruptions, reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data and could harm our future operating results.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the social business software market and other markets may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

There are limitations on the effectiveness of controls and the failure of our control systems may materially and adversely impact us.

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially and adversely impact us.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules, convergence to international accounting standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Our intercompany arrangements may be challenged by tax authorities in the various jurisdictions in which we operate our business.

The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed or acquired technology or, transfer pricing arrangements, or determine that the manner in which we operate our business does not achieve the intended tax objectives, which could increase our tax exposure and harm our operating results.

We depend on our senior management team and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers, which includes key leadership in the areas of research and development, marketing, sales, services and the general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our platform and other solutions.

Our personnel do not have employment arrangements that require these personnel to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our operations and growing customer base.

In the software industry, there is substantial and continuous competition for software engineers with high levels of experience in designing, developing and managing software, as well as competition for sales executives and operations personnel. We may not be successful in attracting and retaining qualified personnel. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock declines, it may adversely affect our ability to retain highly skilled employees. In addition, since we expense all stock-based compensation, we may periodically change our stock compensation practices, which may include reducing the number of employees eligible for options or reducing the size of equity awards granted per employee. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing requirements of the securities exchange on which our common stock will be traded and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to the Exchange Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to provide these reports. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest to management’s report on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Risks Related to Our Common Stock and this Offering

Our share price is likely to be volatile and could decline following this offering, and you may be unable to sell your shares at or above the offering price, if at all.

Prior to this offering, there has not been a public market for our common stock. An active public market for these shares may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. The initial public offering price for the shares of our common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors described in this prospectus, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	changes in projected operational and financial results;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our business;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations or new offerings by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	additions or departures of key personnel;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us or our stockholders;

•	fluctuations in the trading volume of our shares, or the size of our public float;

•	the expiration of contractual lockup agreements; and

•	general economic, legal, regulatory and market conditions unrelated to our performance.

In addition, if the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations.

If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

The concentration of ownership of our capital stock among our existing officers and directors may prevent new investors from influencing significant corporate decisions.

Upon the closing of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, these stockholders will be able to determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit the ability of other stockholders to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For further information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal and Selling Stockholders” on page 108.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of June 30, 2011 upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus. When the lockup period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section of this prospectus captioned “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of June 30, 2011, holders of approximately 41,942,104 shares, or     %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

We have broad discretion to determine how to use the funds raised in this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from this offering may be used for repayment of debt and general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, capital expenditures, and potential acquisitions of, or investments in, complementary solutions, technologies, services, solutions or business. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value. If we do not invest or apply the proceeds of this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of                     , 2011, after giving effect to the issuance of             shares of our common stock in this offering. See “Dilution” on page 33.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary, or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2/3 percent of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15 percent or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to increase adoption of our platform by our customers’ internal and external users;

•	our ability to protect our users’ information and adequately address privacy concerns;

•	our ability to maintain an adequate rate of growth;

•	our future expenses;

•	the effects of increased competition in our market;

•	our ability to effectively manage our growth;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	the attraction and retention of qualified employees and key personnel; and

•	other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solutions. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by IDC, McKinsey, Forrester and Gartner or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

The Gartner Reports described herein represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. The Magic Quadrants are copyrighted 2010 and 2011 by Gartner, Inc. and are reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the “Leaders” quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

In certain instances the sources of the industry and market data contained in this prospectus are identified by superscript notations. The sources of these data are provided below:

•	Gartner, Inc. “Magic Quadrant for Social Software in the Workplace” by Nikos Drakos et al., Oct. 25, 2010;

•	Gartner, Inc. “Magic Quadrant for Externally Facing Social Software” by Jeffrey Mann et al., Jul. 5, 2010;

•	Gartner, Inc. “Magic Quadrant for Social CRM” by Adam Sarner et al., July 25, 2011;

•	“The Forrester WaveTM: Community Platforms, Q4 2010” Forrester Research, Inc. November 1, 2010; and

•	IDC. Worldwide Collaborative Applications, 2011-2015 Forecast by Erin Traudt. Doc #228926. June 2011.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $             million. A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. Additionally, we intend to use approximately $20 million of the net proceeds we receive from this offering to pay down the balances outstanding under our term loan and senior term loan. We incurred this indebtedness in May 2011 in connection with our acquisition of OffiSync. As of June 30, 2011, we had total indebtedness of $29.6 million outstanding under these loans. The term loan component has a maturity date of March 1, 2016 and has a fixed interest rate of 10.00% per annum, and the senior term loan component has a maturity date of May 1, 2015 and bears interest at a rate of prime plus 0.375%, or 3.625%, as of June 30, 2011.

As of the date of this prospectus, except as described above, we cannot specify with certainty all of the other particular uses for the net proceeds from this offering. However, we expect to use the remaining net proceeds to us from this offering primarily for general corporate purposes, including headcount expansion, investments in our data center, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

Management’s plans for the remaining proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors. Accordingly, our management team will have broad discretion in using the remaining net proceeds from this offering. Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the United States government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our amended and restated loan and security agreement with Silicon Valley Bank restricts our ability to pay dividends.

CAPITALIZATION

The following table summarizes our cash and cash equivalents and our capitalization as of June 30, 2011:

•	on an actual basis;

•

on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 19,223,747 shares of common stock upon the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the sale by us of              shares of common stock in this offering, at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds”; and (iii) the net exercise of all outstanding warrants for an aggregate of              shares of our common stock, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus.

The information below is illustrative only and cash and cash equivalents, total stockholders’ equity and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$44,636	$44,636	$

Revolving credit facility	$4,048	$4,048	$
Term debt, current and long-term portions	29,605	29,605
Warrants on preferred stock	12,599	12,599

Total	46,252	46,252

Redeemable and convertible preferred stock, $0.0001 par value: 23,082,367 shares authorized and 19,223,747 shares issued, actual; no shares authorized, issued, pro form and pro forma as adjusted	57,561	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 70,000,000 shares authorized, actual; 70,000,000 shares authorized pro forma and shares pro forma as adjusted; 40,675,670 shares issued, actual; and 59,899,417 shares issued, pro forma; and shares issued, pro forma as adjusted	4	6
Less treasury stock, at cost	(3,352)	(3,352)
Additional paid-in capital	13,784	71,343
Accumulated deficit	(84,479)	(84,479)
Accumulated other comprehensive income	13	13

Total stockholders’ equity (deficit)	(74,030)	(16,469)

Total capitalization	$29,783	$29,783	$

The number of shares of our common stock to be outstanding after this offering is based on 43,974,583 shares outstanding as of June 30, 2011 and excludes:

•	14,914,336 shares of our common stock issuable upon the exercise of outstanding options, with a weighted average exercise price of $1.91 per share;

•	831,846 additional shares of common stock reserved for issuance under our 2007 Stock Incentive Plan;

•

883,498 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us at June 30, 2011 and therefore not included in stockholders’ equity (deficit); and

•	shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share of our common stock in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Our pro forma net tangible book value (deficit) as of June 30, 2011 before giving effect to this offering was $         million, or $             per share, based on the total number of shares of our common stock outstanding as of June 30, 2011, assuming the conversion of all outstanding shares of our preferred stock into 19,223,747 shares of our common stock and the net exercise of all outstanding warrants into a total of              shares of our common stock, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

After giving effect to our sale of shares of common stock in this offering at the initial public offering price of $             per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of our common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2011, before giving effect to this offering	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution per share to new investors purchasing shares in this offering would be $             per share.

The following table presents, on a pro forma basis as of June 30, 2011, after giving effect to the sale of              shares of common stock and the automatic conversion of all convertible preferred stock into 19,223,747 shares of common stock; and the net exercise of all outstanding warrants into a total of              shares of our common stock upon the closing of this offering, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share (in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in thousands, except per share data)
Existing stockholders			%	$		%	$
New public investors

Total		100.0%		$	100.0%

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to             , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to             , or approximately     % of the total shares of common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussions and calculations are based on 43,974,583 shares of our common stock outstanding as of June 30, 2011 and exclude:

•	14,914,336 shares of our common stock issuable upon the exercise of outstanding options, with a weighted average exercise price of $1.91 per share;

•	831,846 additional shares of common stock reserved for issuance under our 2007 Stock Incentive Plan;

•

883,498 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us at June 30, 2011 and therefore not included in stockholders’ equity (deficit); and

•	shares of our common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon completion of this offering.

To the extent that any outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. The selected consolidated financial data included in this section are not intended to replace our consolidated financial statements and the related notes included in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010, and consolidated balance sheet data as of December 31, 2009 and 2010, were derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2007, and consolidated balance sheet data as of December 31, 2006, 2007 and 2008, were derived from our audited consolidated financial statements, as adjusted for a change in accounting principle (see note 1(h) to notes of our consolidated financial statements), not included in this prospectus. The consolidated statements of operations data and balance sheet data as of and for the six months ended June 30, 2010 and 2011 were derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for the full year or for any other period.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data(1):
Revenues:
Products	$2,450	$6,453	$13,270	$24,319	$37,827	$16,013	$28,599
Professional services	428	1,450	3,662	5,675	8,441	3,234	5,353

Total revenues	2,878	7,903	16,932	29,994	46,268	19,247	33,952
Cost of revenues:
Products	88	942	2,827	4,133	9,870	3,844	9,061
Professional services	824	1,916	4,876	5,467	9,836	4,436	6,051

Total cost of revenues	912	2,858	7,703	9,600	19,706	8,280	15,112

Gross profit	1,966	5,045	9,229	20,394	26,562	10,967	18,840
Operating expenses:
Research and development	1,720	3,214	6,345	8,047	18,278	7,903	15,783
Sales and marketing	1,270	5,185	12,423	14,057	28,592	12,190	19,460
General and administrative	576	670	1,777	2,905	6,746	3,963	5,219

Total operating expenses	3,566	9,069	20,545	25,009	53,616	24,056	40,462

Loss from operations	(1,600)	(4,024)	(11,316)	(4,615)	(27,054)	(13,089)	(21,622)
Total other income (expense), net(2)	53	222	(4)	(223)	(495)	(127)	(12,703)

Loss before provision for income taxes	(1,547)	(3,802)	(11,320)	(4,838)	(27,549)	(13,216)	(34,325)
Provision for (benefit from) income taxes	—	88	—	(52)	91	43	(3,767)

Net loss	$(1,547)	$(3,890)	$(11,320)	$(4,786)	$(27,640)	$(13,259)	$(30,558)

Basic and diluted net loss per common share(3)	$(0.07)	$(0.17)	$(0.55)	$(0.23)	$(1.25)	$(0.61)	$(1.32)

Shares used in per share calculations	22,955	22,391	20,465	20,533	22,096	21,659	23,170

Pro forma basic and diluted net loss per common share(4)					$(0.67)		$(0.72)

Shares used in pro forma per common share calculations(4)					41,320		42,394

(1)	Stock-based compensation was included in the consolidated statements of operations data as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenues	$—	$19	$53	$85	$158	$67	$156
Research and development	—	55	134	112	528	155	958
Sales and marketing	—	68	177	257	823	313	1,246
General and administrative	—	44	69	145	1,895	1,401	1,035

Total stock-based compensation	$—	$186	$433	$599	$3,404	$1,936	$3,395

(2)	Non-cash expense recorded in Total other income (expense), net related to the change in fair value of our preferred stock warrant liability was zero in the years ended December 31, 2006, 2007, 2008 and 2009, and $0.2 million and $12.3 million in the year ended December 31, 2010, and the six months ended June 30, 2011, respectively. See further discussion regarding the preferred stock warrants on pages 106 and 111.
(3)	See note 13 of notes to our consolidated financial statements for detailed information regarding the net loss per share calculation.
(4)	See notes 2 and 13 of notes to our consolidated financial statements for detailed information regarding the pro forma net loss per share calculation.

	As of December 31,					As of June 30, 2011
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,111	$12,220	$9,520	$22,078	$43,348	$44,636
Working capital (deficit)	(917)	8,568	(2,961)	3,677	14,055	(15,904)
Total assets	3,775	18,003	16,776	34,122	77,540	103,809
Preferred stock warrants	—	—	—	—	264	12,599
Current and long-term debt	99	1,798	3,999	4,122	9,248	33,653
Redeemable and convertible preferred stock	—	15,300	15,381	27,633	57,561	57,561
Total stockholders’ deficit	(479)	(12,372)	(23,119)	(27,816)	(50,035)	(74,030)

Non-GAAP Financial Measure: Billings

We monitor billings as a non-GAAP measure, in addition to other financial measures presented in accordance with GAAP, to manage our business, make planning decisions, evaluate our performance and allocate resources. We believe that this non-GAAP measure offers valuable supplemental information regarding the performance of our business, and will help investors better understand the sales volumes and cash flow characteristics of our business. This non-GAAP measure should not be considered in isolation from, is not a substitute for, and does not purport to be an alternative to total revenues, cash flows from operations, or any other performance measure derived in accordance with GAAP.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Billings	$23,327	$36,131	$71,846	$26,738	$42,401

We consider billings a significant leading indicator of future recognized revenue and cash inflows based on our business model of billing for subscription licenses annually and recognizing revenue ratably over the subscription term. The billings we record in any particular period reflect sales to new customers plus subscription renewals and upsell to existing customers, and represent amounts invoiced for product subscription license fees and professional services. We typically invoice the customer for subscription license fees in annual increments upon initiation of the initial contract or subsequent renewal. In addition, historically we have had some arrangements with customers to purchase subscription licenses for a term greater than 12 months, most typically 36 months, in which case the full amount of the agreement will be recognized as billings if the customer is invoiced for the entire term, rather than for an annual period.

The following table sets forth our reconciliation of total revenues to billings for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Total revenues	$16,932	$29,994	$46,268	$19,247	$33,952
Deferred revenue, end of period	18,480	24,617	50,195	32,108	58,644
Less: Deferred revenue, beginning of period	(12,085)	(18,480)	(24,617)	(24,617)	(50,195)

Billings	$23,327	$36,131	$71,846	$26,738	$42,401

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We provide a social business software platform that improves business results through enhanced internal and external communication and collaboration among employees, customers and partners. We believe organizations that deploy our platform will be able to achieve increased employee productivity, boost brand loyalty, lower operational costs and accelerate strategic decision making.

Our company was founded in February 2001 to commercialize Jive Forums, a discussion-based Internet forums technology used by enterprises for external support communities. Between 2001 and 2005, we primarily generated revenue through the sale of Jive Forums and an internally developed instant messenger product, which we subsequently contributed to the open source community. In 2006, we began enhancing our Jive Forums technology with the goal of creating a social business platform that would provide enterprises with rich and engaging communities that connect employees, customers and partners.

In February 2007, we launched the Jive Engage Platform. Based on our initial success with this new product strategy and our desire to invest more heavily in the growth of our company, in August 2007, we raised our first external capital. This initial funding allowed us to further develop our platform and to capitalize on the emerging trend for social communication both inside and outside the enterprise.

Since the initial release of the Jive Engage Platform in 2007, we have continued to enhance our platform with features and functions that bring the benefits of social collaboration to the enterprise. In June 2011, we introduced the latest version of the Jive Engage Platform, “Jive 5.0.” This release included advanced social features, proprietary recommendation technology, an application marketplace and enhanced integration with Microsoft Office. We built the Jive Engage Platform through internal research and development and augmented this development with three small acquisitions targeted at expanding the functionality of our core platform: Filtrbox in January 2010; Proximal Labs in March 2011; and OffiSync in May 2011.

We offer the Jive Engage Platform on a subscription basis, deployed in a private or public cloud and used for internal or external communities. We generate revenues from platform subscription fees as well as professional services fees for configuration, implementation and training. We recognize revenues from subscriptions ratably over the term of the contract, and professional services fees ratably over the subscription term as those services are delivered.

We have achieved significant revenue growth in recent periods. In 2010 and in the six months ended June 30, 2011, our total revenues were $46.3 million, which represented a 54% increase from 2009 total revenues, and $34.0 million, which represented a 76% increase over the comparable period in 2010, respectively. For 2010 and for the six months ended June 30, 2011, 20% and 17% of our total revenues, respectively, were derived from customers located outside the United States. In 2010 and for the six months ended June 30, 2011, we incurred a net losses of $27.3 million and $30.6 million, respectively.

We intend to continue to invest in development of our solutions, our infrastructure and sales and marketing to drive long-term growth. We are in the process of transitioning of our data centers from a third-party service provider to a co-located facility managed by our internal network operations team. This transition is designed to accommodate future growth, lower our operating costs and increase service levels, but will require significant upfront capital expenditures for equipment and infrastructure as well as increased personnel expense. We expect that the data center transition will have a negative impact on our margins in the near term, but, as our data centers scale with our anticipated customer growth, we expect that a long-term effect of this transition will be to improve our margins. In addition, we expect to continue to invest in our product development efforts to add additional features and functionality that will enable our customers to derive more value and increase adoption. We continue to invest in our field sales, inside sales and services organization to drive additional revenue and support the growth of our customer base. As a result of our planned investments, we do not expect to be profitable on a GAAP basis for the foreseeable future.

Key Metrics

In addition to GAAP metrics such as total revenues, gross margin and cash flows from operations, we also regularly review billings and the number of Jive Engage Platform customers to evaluate our business, measure our performance, identify trends affecting our business, allocate capital and make strategic decisions.

(1)	See “Selected Consolidated Financial Data—Non-GAAP Financial Measure: Billings” for a reconciliation of total revenues to billings for the periods shown.

Billings

We consider billings a significant leading indicator of future recognized revenue and cash inflows based on our business model of billing for subscription licenses annually and recognizing revenue ratably over the subscription term. The billings we record in any particular period reflect sales to new customers plus subscription renewals and upsell to existing customers, and represent amounts invoiced for product subscription license fees and professional services. We typically invoice our customers for subscription fees in annual increments upon initiation of the initial contract or subsequent renewal. In addition, we have also entered into arrangements with customers to purchase subscriptions for a term greater than 12 months, most typically 36 months. For subscriptions greater than 12 months, the customer has the option of being invoiced annually or paying for the full amount upfront. If the customer elects to pay the full amount upfront, the total amount billed for the entire term will be reflected in billings. If the customer elects to be invoiced annually, only the amount billed for the twelve-month period will be included in billings. Billings for consulting services typically occur on a bi-weekly basis as the services are delivered.

Billings are initially recorded as current or long-term deferred revenue and are recognized as revenue when all of the revenue recognition criteria discussed under our accounting policies, as described in “—Critical Accounting Policies and Estimates—Revenue Recognition,” have been satisfied. We reconcile total revenues to billings by adding revenue to the change in deferred revenue in a given period.

Billings increased 55% from 2008 to 2009 and 99% from 2009 to 2010. In addition, in the six months ended June 30, 2011, billings increased 59% over the six months ended June 30, 2010. The increase in billings was primarily driven by the addition of new customers with larger initial deployments and increased upsell of our products to existing customers. In addition, in the second half of 2010, $10.5 million of our billings related to upfront payments for multi-year subscriptions.

Jive Engage Platform Customers

We define the number of platform customers as any customer under active contract for the Jive Engage Platform that carries a balance in our deferred revenue account at the end of any measurement period. While a single customer may have multiple internal and external communities to support distinct departments, operating segments or geographies, we only include the customer once for purposes of this metric. We believe the number of Jive Engage Platform customers is a leading indicator of our future revenues, billings and upsell opportunities.

Our Jive Engage Platform customer count increased 25% from 374 at December 31, 2008 to 468 at December 31, 2009, and 26% to 590 at December 31, 2010. Our product revenue growth for the same periods was 83% and 56%, respectively. From June 30, 2010, our Jive Engage Platform customer count increased 22% from 522 to 635 at June 30, 2011. Our product revenue growth for the same period was 79%. Our total revenues have grown at a faster rate than our customer count as we have realized greater upsell with our existing customers and as the average contract size has increased over that time.

Factors Affecting our Performance

Investment in growth. We have aggressively invested, and intend to continue to invest, in expanding our operations, headcount increases and technology development to support our growth. As a result, we have incurred net losses in most quarters since 2007. While we expect our total operating expenses to increase in the foreseeable future, particularly as we continue to expand our sales, development and hosting operations, we expect that such increases would occur at a slower rate relative to the last six quarters because of the completion of key development projects such as the release of Jive 5.0 in June 2011.

Enterprise adoption. Our billings and revenue growth are driven by the pace of adoption and penetration of social applications and platforms in the enterprise. We are investing considerable resources in continuing to build a platform that integrates with legacy enterprise applications across departments and functions to facilitate faster deployment and adoption. We have aggressively invested, and intend to continue to invest, to ensure that our platform integrates effectively with existing enterprise applications, such as Microsoft Office, including desktop applications such as Microsoft Outlook and SharePoint. We have introduced the Jive Apps Market, which provides a secure gateway to additional cloud-based social applications that integrate with and complement the Jive Engage Platform and that are developed by our customers and third-party developers. The degree of adoption of social applications and platforms in the enterprise will drive our ability to acquire new customers and increase renewal rates and upsell opportunities, which will affect our future financial performance.

Renewal rates. As the substantial majority of our subscriptions are for annual terms, in order for us to continue to grow our business it is important that existing customers renew their subscriptions after the existing subscription term expires. The extent to which our customers renew our contracts will affect our billings and recognized revenue in future periods. We measure renewal rates on transactions with annual subscription values over $50,000. Our average dollar based renewal rate, excluding upsell, for transactions over $50,000 in the first half of 2011, was over 90%. We calculate our renewal rates by comparing the actual dollar amounts renewed for any given period to the total renewable contract amounts from that period. We focus on renewal rates with annual subscription values over $50,000 because we believe that those transactions best represent customers who have made a significant investment in their Jive deployment. We believe measuring these customers over time gives us the best indicator for the growth of our business and the potential for incremental business as they renew and expand their deployment. These renewals represent over 75% of our renewals billings on a dollar basis. Including upsell, our average renewal rate was over 125% for all transactions.

Upsell opportunity. We are focused on selling additional modules and licensing additional users and page views after the initial deployment of our platform. In order for us to grow our revenues, it is important that our customers make additional significant purchases of our solutions. Increased upsell as customers expand their deployments or deploy new communities is a leading indicator of user adoption and the success of the deployment. We believe this upsell opportunity leads to increased revenues over the lifecycle of a customer relationship. Because customer acquisition and implementation costs are generally incurred upfront, we expect profitability to increase over the life of a customer relationship.

Transition of hosting operations. To date, we have primarily utilized third-party data center services to host our public cloud customers. To accommodate anticipated future growth, lower our costs to deliver our social business software platform and increase service levels to our public cloud customers, we are in the process of transitioning our data centers from a third-party service provider to a co-located facility managed by our internal network operations team. This transition will require significant upfront capital expenditures for equipment that we will purchase and infrastructure as well as increased personnel expense. We expect that these upfront expenditures, coupled with continued utilization of third-party data center services for our existing customers through 2012, may continue to have a negative impact on margins in the near term. As our data centers scale with our anticipated customer growth, and as we transition our existing customers to our data centers, we expect that a long-term effect of this transition will be to improve our margins.

Mix of revenue derived from public and private cloud deployments. We deliver our platform both as a public cloud service and as a private cloud solution. The percentage of product revenues derived from public cloud deployments was 55% in 2010 and 59% in the six months ended June 30, 2011. We expect this percentage to increase over time, although revenues derived from private cloud deployments will remain significant as certain customers may deploy our solutions on their internal systems for compliance and security reasons as well as other factors. Our public cloud deployments typically require fewer complex customizations resulting in higher services gross margins. In addition, we believe as a result of our mix of public versus private cloud deployments continues to shift to the public cloud, the proportion of services billings to license billings will continue to decrease. We expect the long-term effect of these changes will be to improve our margins.

Components of Results of Operations

Revenues

We generate revenues primarily in the form of software subscription fees and professional services for configuration, implementation and other services related to our software. We offer our products with terms typically ranging from 12 to 36 months. In addition to sales of our platform, our revenues include fees for sales of modules, additional users and page views. While subscription-based licenses make up the substantial majority of our product revenues, in limited instances we license our software to customers on a perpetual basis, with ongoing support and maintenance services. Revenues generated through the sale of subscription licenses also include fees for updates and maintenance. We recognize revenue from professional services ratably over the subscription term as those services are delivered. These amounts, when recognized, are classified as professional services revenues on our consolidated statements of operations based on the hourly rates at which they are billed.

Cost of Revenues

Cost of product revenues includes all direct costs to produce and distribute our product offerings, including data center and support personnel, depreciation and maintenance related to equipment located at our hosting service provider, salaries, web hosting services expense for public cloud implementations, third-party royalty costs, benefits, amortization of acquired intangible assets and stock-based compensation.

Cost of professional services revenues includes all direct costs to provide our professional services, which primarily include salaries, consulting and outside services, and benefits and stock-based compensation for our professional services personnel. We recognize expenses related to our professional services organization as they are incurred, while any associated professional services revenues are recognized ratably over the subscription term.

Cost of revenues also includes allocated overhead costs for facilities and information technology. Allocated costs for facilities consist of rent and depreciation of equipment and leasehold improvements related to our facilities. Our allocated costs for information technology include costs for compensation of our information technology personnel and the cost associated with our information technology infrastructure. Our overhead costs are allocated to all departments based on headcount.

We expect that cost of revenues may increase in the future depending on the growth rate of our new customers and billings and our need to support the implementation, hosting and support of those new customers. We also expect that cost of revenues as a percentage of total revenues could fluctuate from period to period depending on growth of our services business and any associated costs relating to the delivery of services, the timing of sales of products that have royalties associated with them, the amount and timing of amortization of intangibles from acquisitions and the timing of significant expenditures. Additionally, we recognize services expenses as incurred while we recognize services revenues ratably over the subscription term. We intend to continue to invest additional resources in expanding the delivery capability of our product and other services. The timing of these additional expenses could affect our cost of revenues, both in terms of absolute dollars and as a percentage of total revenues, in any particular quarterly or annual period.

Research and Development

Research and development expenses are expensed as incurred. These expenses include salaries, benefits and stock-based compensation for our engineers and developers, allocated facilities costs and payments to third parties for research and development of new software. We focus our research and development efforts on developing new versions of our platform with new and expanded features. We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars although they may fluctuate as a percentage of total revenues.

Sales and Marketing

Sales and marketing expenses primarily consist of salaries, incentive compensation and benefits, travel expense, marketing program fees, partner referral fees and stock-based compensation. Sales incentive compensation is recorded as a component of sales and marketing expense as earned. Sales incentive compensation is earned at the time a customer enters into a binding purchase agreement while associated revenue is recognized ratably over the subscription term. In addition, sales and marketing expenses include customer acquisition marketing, branding, advertising, customer events and public relations costs, as well as allocated facilities costs. We plan to continue to invest heavily in sales and marketing to expand our global operations, increase revenues from current customers, continue building brand awareness and expand our indirect sales channel. We expect sales and marketing expenses to increase in absolute dollars and continue to be our largest expense in absolute dollars and as a percentage of total revenues, although they may fluctuate as a percentage of total revenues.

General and Administrative

General and administrative expenses primarily consist of salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include legal and accounting services, outside consulting, facilities and other supporting overhead costs not allocated to other departments. We expect that our general and administrative expenses will increase in absolute dollars and as a percentage of total revenues in the near term as we continue to expand our business and incur additional expenses associated with being a publicly traded company.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense on our outstanding debt, changes in the fair value of our Series C preferred stock warrants and foreign exchange gains and losses. The changes in fair value of the Series C preferred stock warrants will terminate upon the closing of the offering.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign tax jurisdictions. Since we have generated net losses, we have fully reserved against any potential future benefits for loss carryforwards and research and development and other tax credits.

Results of Operations

	$(00,000	$(00,000	$(00,000	$(00,000	$(00,000
	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Consolidated Statements of Operations Data(1):
Revenues:
Products	$13,270	$24,319	$37,827	$16,013	$28,599
Professional services	3,662	5,675	8,441	3,234	5,353

Total revenues	16,932	29,994	46,268	19,247	33,952
Cost of revenues:
Products	2,827	4,133	9,870	3,844	9,061
Professional services	4,876	5,467	9,836	4,436	6,051

Total cost of revenues	7,703	9,600	19,706	8,280	15,112

Gross profit:
Products	10,443	20,186	27,957	12,169	19,538
Professional services	(1,214)	208	(1,395)	(1,202)	(698)

Total gross profit	9,229	20,394	26,562	10,967	18,840
Operating expenses:
Research and development	6,345	8,047	18,278	7,903	15,783
Sales and marketing	12,423	14,057	28,592	12,190	19,460
General and administrative	1,777	2,905	6,746	3,963	5,219

Total operating expenses	20,545	25,009	53,616	24,056	40,462

Loss from operations	(11,316)	(4,615)	(27,054)	(13,089)	(21,622)
Total other income (expense), net(2)	(4)	(223)	(495)	(127)	(12,703)

Loss before provision for (benefit from) income taxes	(11,320)	(4,838)	(27,549)	(13,216)	(34,325)
Provision for (benefit from) income taxes	—	(52)	91	43	(3,767)

Net loss	$(11,320)	$(4,786)	$(27,640)	$(13,259)	$(30,558)

(1)	Stock-based compensation was included in the consolidated statements of operations data as follows:

	$(00,000	$(00,000	$(00,000	$(00,000	$(00,000
	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cost of revenues	$53	$85	$158	$67	$156
Research and development	134	112	528	155	958
Sales and marketing	177	257	823	313	1,246
General and administrative	69	145	1,895	1,401	1,035

Total stock-based compensation	$433	$599	$3,404	$1,936	$3,395

(2)	Non-cash expense recorded in Other expense, net related to the change in fair value of our preferred stock warrant liability was zero in the years ended December 31, 2008 and 2009, and $0.2 million and $12.3 million in the year ended December 31, 2010, and the six months ended June 30, 2011, respectively.

Six Months Ended June 30, 2010 and 2011

Revenues

	Six Months Ended June 30,
	2010	2011	$ Change	% Change
	(dollars in thousands)
Products	$16,013	$28,599	$12,586	78.6%
Professional services	3,234	5,353	2,119	65.5%

Total revenues	$19,247	$33,952	14,705	76.4%

The increase in products revenues was primarily the result of an increase in the aggregate number of Jive Engage Platform customers from 522 at June 30, 2010 to 635 at June 30, 2011, as well as an increase in our average transaction size.

The increase in professional services revenues was primarily due to increased demand for customization and unique branding, which corresponds with increased products sales over the same period.

Cost of Revenues and Gross Margin

	Six Months Ended June 30,
	2010	2011	$ Change	% Change
	(dollars in thousands)
Cost of products revenues	$3,844	$9,061	$5,217	136%
Products gross margin	76.0%	68.3%

	Six Months Ended June 30,
	2010	2011	$ Change	% Change
	(dollars in thousands)
Cost of professional services revenues	$4,436	$6,051	$1,615	36%
Professional services gross margin	(37.2)%	(13.0)%

The increase in cost of products revenues was primarily due to the increase in products sales with a $1.2 million increase in salaries and benefits, a $1.0 million increase in third-party hosting services, a $0.7 million increase in third-party royalties, a $0.6 million increase in third-party consulting fees and an increase in acquisition related charges of $0.7 million. Additionally, as we have begun to transition our data center infrastructure to a model in which we own our data center equipment, the related depreciation and maintenance expense increased $0.5 million.

The decline in products gross margin was attributable to our third-party data center costs and increased headcount in our hosting department due to increased activity and scaling for future growth, and, to a lesser extent, an increase in amortization of acquired intangibles.

The increase in cost of professional services revenues was primarily due to the increase in sales, partially offset by improvements to gross margin by increasing the proportion of full-time professional services employees in relation to more expensive third-party consultants. Additionally, we recognize professional services expense as incurred, while services revenue is recognized ratably over the subscription term.

Research and Development

	Six Months Ended June 30,		$ Change	% Change
	2010	2011
	(dollars in thousands)
Research and development	$7,903	$15,783	$7,880	99.7%
Percentage of total revenues	41.1%	46.5%

The increase in research and development expenses was primarily due to a $5.9 million increase in salaries and benefits, which included a $0.8 million increase in stock-based compensation and a $1.9 million increase in signing bonuses for new hires associated with acquisitions in the six months ended June 30, 2011, a $1.0 million increase in amortization of intangibles related to the Proximal Labs acquisition, a $0.6 million increase in allocations for information technology and facilities costs driven by increased headcount and a $0.4 million increase for other miscellaneous costs, such as travel, consulting and depreciation.

Sales and Marketing

	Six Months Ended June 30,		$ Change	% Change
	2010	2011
	(dollars in thousands)
Sales and marketing	$12,190	$19,460	$7,270	59.6%
Percentage of total revenues	63.3%	57.3%

The increase in sales and marketing was primarily due to a $4.2 million increase in salaries and benefits, which included a $0.9 million increase in stock-based compensation, a $1.1 million increase in sales commissions and a $0.9 million increase in marketing programs.

General and Administrative

	Six Months Ended June 30,		$ Change	% Change
	2010	2011
	(dollars in thousands)
General and administrative	$3,963	$5,219	$1,256	31.7%
Percentage of total revenues	20.6%	15.4%

The increase in general and administrative expenses was primarily due to a $0.6 million increase in salaries and benefits, excluding stock-based compensation expense, a $0.5 million increase in legal costs and a $0.5 million increase in other expenses for travel, corporate insurance, facilities and consulting fees. These factors were partially offset by a $0.4 million decrease in stock-based compensation related to compensation expense recognized in the six months ended June 30, 2010 related to a stock sale from our former Chief Executive Officer to certain of our investors at a sales price greater than the then current fair market value. The compensation expense recognized in the six months ended June 30, 2010 was calculated as the difference between the then current fair market value of our common stock and the stock repurchase price.

Other expense, net

	Six Months Ended June 30,		$ Change	% Change
	2010	2011
	(dollars in thousands)
Other expense, net	$127	$12,703	$12,576	NM
Percentage of total revenues	0.7%	37.4%

The increase in other expense, net was primarily due to a $12.3 million change in the fair value of the Series C preferred stock warrants.

Provision for (benefit from) income taxes

	Six Months Ended June 30,		$ Change	% Change
	2010	2011
	(dollars in thousands)
Provision for (benefit from) income taxes	$43	$(3,767)	$(3,810)	NM
Percentage of total revenues	0.2%	(11.1)%

In the six months ended June 30, 3011, in connection with the OffiSync acquisition, a deferred tax liability, of $3.9 million was established for the book tax basis differences related to specifically identified non-goodwill intangibles. The net liability from the acquisition created an additional source of income to utilize our deferred tax assets and therefore, a corresponding amount of the valuation allowance has been released.

Years Ended December 31, 2008, 2009 and 2010

Revenues

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Products	$13,270	$24,319	$37,827	83.3%	55.5%
Professional services	3,662	5,675	8,441	55.0%	48.7%

Total revenues	$16,932	$29,994	$46,268	77.1%	54.3%

2009 compared to 2010. The increase in products revenues was primarily the result of an increase in the aggregate number of Jive Engage Platform customers from 468 at December 31, 2009 to 590 at December 31, 2010, as well as an increase in our average transaction size, including upsell.

The increase in professional services revenues in 2010 compared to 2009 was a direct result of increased products revenues as customers often purchase customization services along with their initial subscription.

2008 compared to 2009. The increase in products revenues was primarily the result of an increase in the aggregate number of Jive Engage Platform customers from 374 at December 31, 2008 to 468 at December 31, 2009, as well as an increase in our average transaction size. The growth in Jive Engage Platform customers and average annual transaction size in 2009 compared to 2008 was attributed to the introduction of “Jive 4.0” in mid-2009, which was offered at higher license fees on a subscription basis.

The increase in professional services revenues in 2009 compared to 2008 was a result of increased products revenues as customers often purchase customization services along with their initial subscription. In addition, we added an education offering in mid-2008 and focused resources on selling training classes.

Cost of Revenues and Gross Margin

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Cost of products revenues	$2,827	$4,133	$9,870	46%	139%
Products gross margin	78.7%	83.0%	73.9%

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Cost of professional services revenues	$4,876	$5,467	$9,836	12%	80%
Professional services gross margin	(33.2)%	3.7%	(16.5)%

2009 compared to 2010. The increase in products cost of revenues was primarily related to an increase of $2.2 million in third-party web hosting services, an increase of $2.1 million related to third-party royalties and other fees, and an increase of $0.9 million in employee-related costs in our hosting and customer support functions.

The decline in product gross margins was attributable to the increase in hosting related expenses as we scaled our hosting capacity both in North America and in Europe in order to meet demand associated with the increasing mix of public cloud versus private cloud customers, and to payments made to third-parties for royalties, primarily related to our module offerings.

The increase in cost of professional services revenues was primarily related to an increase of $2.0 million in employee-related costs, which included an increase of $1.5 million in third-party consulting fees and other fees, an increase of $0.7 million in allocated overhead costs.

The decrease in professional services gross margin was primarily due to increased utilization of third-party consultants, which incur a higher hourly rate, in order to manage services backlog

2008 compared to 2009. The increase in cost of products revenues was primarily related to an increase of $1.1 million in third-party web hosting services and an increase of $0.5 million related to third-party royalties and other fees. The product gross margin increase was primarily due to increased product revenues and a lower ratio of hosting and support headcount as compared to our customer base.

The increase in cost of professional services revenues was primarily related to an increase of $1.2 million in employee-related costs and an increase of $0.2 million in allocated overhead costs, partially offset by a $0.6 million decrease in third-party consulting fees and a $0.2 million decrease for other miscellaneous costs, such as travel. The increase in professional services gross margin was primarily due to increased professional services revenues and a decrease in the mix of third-party consultants to full-time employees.

Research and Development

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Research and development	$6,345	$8,047	$18,278	26.8%	127.1%
Percentage of total revenues	37.5%	26.8%	39.5%

2009 compared to 2010. The increase in research and development expenses in 2010 compared to 2009 was primarily due to an $8.0 million increase in salaries and benefits, which included a $0.4 million increase in stock-based compensation, a $1.8 million increase in allocations for IT and facilities costs and a $0.5 million increase for other miscellaneous costs, such as travel and consulting.

2008 compared to 2009. The increase in research and development expenses in 2009 compared to 2008 was primarily due to a $0.7 million increase in salaries and benefits and a $0.7 million increase consulting fees.

Sales and Marketing

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Sales and marketing	$12,423	$14,057	$28,592	13.2%	103.4%
Percentage of total revenues	73.4%	46.9%	61.8%

2009 compared to 2010. The increase in sales and marketing expenses in 2010 compared to 2009 was primarily due to a $5.7 million increase in salaries and benefits, which included a $0.6 million increase in stock-based compensation, a $3.9 million increase in sales commissions, a $3.3 million increase in marketing programs, an increase of $1.2 million in allocated overhead and a $0.7 million increase in travel and entertainment expenses. These increases were partially offset by a $0.3 million decrease in miscellaneous costs such as consulting fees.

2008 compared to 2009. The increase in sales and marketing expenses in 2009 compared to 2008 was primarily due to a $1.2 million increase in marketing programs, a $0.5 million increase in salaries and benefits and a $0.4 million increase in sales commissions, partially offset by a $0.4 million decrease in miscellaneous expenses such as travel and entertainment.

General and Administrative

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
General and administrative	$1,777	$2,905	$6,746	63.5%	132.2%
Percentage of total revenues	10.5%	9.7%	14.6%

2009 compared to 2010. The increase in general and administrative expenses in 2010 compared to 2009 was primarily due to a $3.8 million increase in salaries and benefits, which included a $1.8 million increase in stock-based compensation expense. As a result of the company-wide headcount growth, facilities and depreciation expense increased $1.6 million. Also contributing to the increase was a $0.2 million increase in travel expense, a $1.0 million increase in outside consulting costs and other professional fees, and an increase of $1.2 million in IT expenses related to increased headcount and new facilities. These increases were partially offset by an increase of $3.9 million in overhead allocations out of general and administrative to the other functions based on relative headcount.

2008 compared to 2009. The increase in general and administrative expenses in 2009 compared to 2008 was primarily due to a $0.8 million increase in facilities costs as we expanded our existing offices and added additional offices in multiple locations in order to recruit from an expanded pool of software engineers. Also contributing to the increase was a $0.3 million increase in legal costs, which increased due to the growth in revenue and related customer contracts.

Other expense, net

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Other expense, net	$4	$223	$495	NM	122%
Percentage of total revenues	0.0%	0.7%	1.1%

2009 compared to 2010. The increase was primarily related to the loss from the change in the fair value of our series C preferred stock warrants.

2008 compared to 2009. The increase was primarily related to interest expense due to the increased balance on our revolving line of credit and additional term loan.

Provision for (benefit from) income taxes

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Provision for (benefit from) income taxes	$—	$(52)	$91	NM	NM
Percentage of total revenues	0.0%	(0.2)%	0.2%

2009 compared to 2010. We recorded income taxes that were principally attributable to state and foreign taxes.

2008 compared to 2009.   We recorded income taxes that were principally attributable to state taxes.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the six quarters in the period ended June 30, 2011. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data(1):
Revenues:
Products	$7,448	$8,565	$9,911	$11,903	$13,570	$15,029
Professional services	1,349	1,885	2,438	2,769	2,497	2,856

Total revenues	8,797	10,450	12,349	14,672	16,067	17,885
Cost of revenues:
Products	1,640	2,204	2,800	3,226	3,929	5,132
Professional services	1,941	2,495	2,441	2,959	3,131	2,920

Total cost of revenues	3,581	4,699	5,241	6,185	7,060	8,052

Products gross profit	5,808	6,361	7,111	8,677	9,641	9,897
Services gross profit	(592)	(610)	(3)	(190)	(634)	(64)

Gross profit	5,216	5,751	7,108	8,487	9,007	9,833
Operating expenses:
Research and development	3,521	4,382	4,974	5,401	8,667	7,116
Sales and marketing	5,140	7,050	8,320	8,082	8,838	10,622
General and administrative	2,538	1,425	1,335	1,448	1,790	3,429

Total operating expenses	11,199	12,857	14,629	14,931	19,295	21,167

Loss from operations	(5,983)	(7,106)	(7,521)	(6,444)	(10,288)	(11,334)
Total other income (expense), net(2)	(38)	(89)	(74)	(294)	(4,171)	(8,532)

Loss before provision for (benefit from) income taxes	(6,021)	(7,195)	(7,595)	(6,738)	(14,459)	(19,866)
Provision for (benefit from) income taxes	22	21	21	27	30	(3,797)

Net loss	$(6,043)	$(7,216)	$(7,616)	$(6,765)	$(14,489)	$(16,069)

(1)	Stock-based compensation was included in the consolidated statements of operations data as follows:

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(in thousands)
Cost of revenues	$28	$39	$38	$53	$69	$87
Research and development	54	101	170	203	353	605
Sales and marketing	148	165	231	279	309	937
General and administrative	1,284	117	235	259	325	710

Total stock-based compensation	$1,514	$422	$674	$794	$1,056	$2,339

(2)	Non-cash expense recorded in total other income (expense), net related to the change in fair value of our preferred stock warrant liability was zero in the three months ended March 31, 2010 and June 30, 2010, and $0.03 million, $0.2 million, $4.1 million and $8.2 million in the three months ended September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011, respectively. See further discussion regarding the preferred stock warrants on pages 106 and 111.

The following table sets forth the reconciliation of total revenues to billings for the periods shown:

	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(in thousands)
Total revenues	$8,797	$10,450	$12,349	$14,672	$16,067	$17,885
Deferred revenue, end of period	28,015	32,108	39,035	50,195	52,628	58,644
Less: Deferred revenue, beginning of period	(24,617)	(28,015)	(32,108)	(39,035)	(50,195)	(52,628)

Billings	$12,195	$14,543	$19,276	$25,832	$18,500	$23,901

See “Selected Consolidated Financial Data—Non-GAAP Financial Measure: Billings” for more information on billings.

We have experienced sequential billings growth in line with our revenues growth in all periods presented, with the exception of the three months ended March 31, 2011 compared to the three months ended December 31, 2010. Due to the fourth quarter seasonality discussed below, the billings recognized in the first quarter of 2011 were sequentially lower than the billings recognized in the fourth quarter of 2010. Our billings have grown at a compounded annual growth rate of 57% over the six quarters presented. Over the last six quarters, the total amount of billings relating to contract terms exceeding 12 months represented 15% of billings.

Total revenues increased sequentially in each of the quarters presented, primarily due to new customers, increased renewals of existing customers, and upselling additional modules and user subscriptions to existing customers. We have historically experienced seasonality in sales of our products, with a higher percentage of our customers entering into new subscription agreements and renewals in the fourth quarter and expect this trend to continue.

As a result of the growth in revenues, our gross profit in absolute dollars has increased sequentially in each of the quarters presented.

Total operating expenses have increased in absolute dollars in each of the quarters presented, primarily due to increased salaries and benefits associated with the hiring of additional personnel in sales and marketing, research and development and general and administrative organizations to support the growth of our business. In the first quarter of 2011, we recognized a non-recurring charge of $1.0 million for the amortization of in-process research and development and a $1.6 million expense related to signing bonuses for new hires associated with an acquisition. General and administrative costs declined in the second quarter of 2010 due a $0.8 million stock compensation charge in the first quarter of 2010 related to a stock repurchase from our former Chief Executive Officer. General and administrative costs increased in the first and second quarter of 2011 primarily due to increased headcount and outside services fees related to both the overall growth of our business and in preparation for our initial public offering.

The changes in other income (expense), net, consist of the quarterly remeasurement to fair market value of our preferred stock warrant liability. Prior to the completion of this offering, the preferred stock warrants will be converted into shares of our common stock and we will no longer incur charges related to this warrant subsequent to the closing of this offering.

Liquidity and Capital Resources

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Cash flows provided by (used in) operating activities	$(3,989)	$1,712	$(7,229)	$(5,308)	$(228)
Cash used in investing activities	(1,133)	(1,019)	(7,582)	(4,200)	(26,900)
Cash provided by financing activities	2,422	11,865	36,081	3,154	28,416

Increase (decrease) in cash and cash equivalents	$(2,700)	$12,558	$21,270	$(6,354)	$1,288

We have financed our operations primarily through issuances of preferred stock, borrowings under our credit facility and cash generated from customer sales.

Our principal source of liquidity at June 30, 2011 consisted of $44.6 million of cash and cash equivalents. Our principal needs for liquidity include funding our operating losses, working capital requirements, capital expenditures, debt service and acquisitions. We believe that our available resources are sufficient to fund our liquidity requirements for at least the next 12 months from June 30, 2011.

Cash Flows from Operating Activities

Operating activities used $0.2 million of cash in the six months ended June 30, 2011. The cash flows from operating activities primarily resulted from our net loss of $30.6 million, net non-cash charges of $15.0 million and changes in our operating assets and liabilities as discussed below.

Accounts receivable, net decreased $3.3 million to $17.0 million at June 30, 2011 compared to $20.3 million at December 31, 2010, primarily due to a large receivable that was invoiced and collected in the same month in the second quarter of 2011. Accounts payable and other accrued liabilities increased $2.4 million to $7.8 million at June 30, 2011 compared to $5.4 million at December 31, 2010, primarily due to timing of payments and as a result of increased purchases to support growth of our company. Accrued payroll and related liabilities increased $2.8 million to $6.5 million at June 30, 2011 compared to $3.7 million at December 31, 2010, primarily due to minimum tax withholdings related to non-qualified stock option exercises. Deferred revenue increased $8.4 million to $58.6 million at June 30, 2011 compared to $50.2 million at December 31, 2010, primarily due to of increased billings growth in the six months ended June 30, 2011.

Operating activities used $7.2 million of cash in 2010. The cash used in operating activities primarily resulted from our net loss of $27.6 million due primarily to the significant investments we incurred to grow our business, adjusted for net non-cash charges of $5.4 million and changes in our operating assets and liabilities, primarily accounts receivable and deferred revenue.

Accounts receivable, net increased $12.0 million to $20.3 million at December 31, 2010 compared to $8.3 million at December 31, 2009, primarily as a result of strong billings in the fourth quarter of 2010. Accounts payable and other accrued liabilities increased $1.8 million to $5.4 million at December 31, 2010 compared to $3.6 million at December 31, 2009, primarily due to timing of payments and as a result of increased purchases to support growth of the company. Accrued payroll and related liabilities increased $2.3 million to $3.7 million at December 31, 2010 compared to $1.4 million at December 31, 2009, primarily related to accrued commissions as a result of increased billings. Deferred revenue increased $25.6 million to $50.2 million at December 31, 2010 compared to $24.6 million at December 31, 2009, primarily as a result of increased billings growth.

Operating activities provided $1.7 million of cash in 2009. The cash flows from operating activities primarily resulted from cash collection driven by increased billings, resulting in a change in deferred revenue of $6.1 million, offset by our net loss of $4.8 million, net non-cash charges of $1.5 million and changes in our other operating assets and liabilities.

Accounts receivable, net increased $3.9 million to $8.3 million as of December 31, 2009 compared to $4.4 million at December 31, 2008, primarily as a result of increased billings throughout 2009 as compared to 2008. Accounts payable and other accrued liabilities increased $2.3 million to $3.6 million as of December 31, 2009 compared to $1.3 million at December 31, 2008, primarily due to timing of payments and as a result of increased purchases to support growth of the company. Accrued payroll and related liabilities increased $1.0 million to $1.5 million as of December 31, 2009 compared to $0.5 million as of December 31, 2008, primarily related to accrued commissions as a result of increased billings. Deferred revenue increased $6.1 million to $24.6 million as of December 31, 2009 compared to $18.5 million as of December 31, 2008, primarily as a result of increased billings growth.

Operating activities used $4.0 million of cash in 2008. The cash used in operating activities primarily resulted from our net loss of $11.3 million, net non-cash charges of $0.9 million and changes in our operating assets and liabilities, primarily deferred revenue.

Cash Flows from Investing Activities

Cash used in investing activities of $26.9 million in the six months ended June 30, 2011 primarily resulted from $22.9 million used for the acquisitions of OffiSync and Proximal Labs and from $4.0 million used for purchases of property and equipment. We anticipate spending approximately $8.0 million for the purchase of property and equipment in 2011, primarily for the continued build-out of our data centers in order to scale our capacity with our revenue growth.

Cash used in investing activities of $7.6 million in 2010 primarily resulted from $4.8 million used for purchases of property and equipment, $2.2 million used for purchases of intangible assets, primarily developed technology used in our platform, and $0.7 million used for the acquisition of Filtrbox.

Cash used in investing activities were $1.0 million and $1.1 million, respectively, in 2009 and 2008, primarily resulted from purchases of property and equipment.

Cash Flows from Financing Activities

Cash from financing activities of $28.4 million in the six months ended June 30, 2011 resulted from $24.4 million of net proceeds from our credit facility, term and senior term loans used to partially fund the acquisition of OffiSync and capital expenditures, and $4.1 million of gross proceeds from the exercise of stock options prior to the payment of the related tax withholdings.

Cash from financing activities of $36.1 million in 2010 primarily resulted from $29.9 million net proceeds from the issuance of Series C preferred stock, $5.1 million of net proceeds from our credit facility and term loans and $1.0 million of proceeds from the exercise of stock options.

Cash from financing activities of $11.9 million in 2009 primarily resulted from net proceeds of $12.3 million from the issuance of our Series B preferred stock. In addition, we used $0.9 million for the repurchase of our common stock and received $0.3 million from the exercise of stock options.

Cash from financing activities of $2.4 million in 2008 primarily resulted from net proceeds from borrowings of $2.2 million.

Loan and Security Agreement

In October 2008, we entered into an amended and restated loan and security agreement with Silicon Valley Bank, which was most recently amended in May 2011. The agreement sets forth the terms and conditions of the revolving credit facility and terms loans described below. The agreement contains various restrictive covenants, including, with respect to adjusted EBITDA, a minimum liquidity ratio, liens on our assets or incurring additional debt, paying dividends, limiting investments and acquisitions and preventing dissolution, liquidation, merger or a sale of our assets without the prior consent of Silicon Valley Bank. As part of the agreement, we granted Silicon Valley Bank a continuing security interest in our personal property, excluding intellectual property and other intangible assets. The agreement also contains usual and customary events of default (subject to certain threshold amounts and grace periods) on the occurrence of events such things as nonpayment of amounts due under the credit facility or the terms loans, violation of the restrictive covenants referred to above, violation of other contractual provisions, or a material adverse change in our business. We were in compliance with all covenants at June 30, 2011.

Credit Facility. The loan and security agreement provides for a revolving credit facility, which expires March 31, 2013. Pursuant to the terms of the agreement, we may borrow up to $10.0 million, subject to a borrowing base determined on eligible accounts receivable and subject to a total maximum outstanding of $35.0 million. In addition, the amount available to borrow against the revolving credit facility will be reduced by the value of any outstanding letters of credit. We may utilize letters of credit under the credit facility in amounts up to $2.0 million. At June 30, 2011, we had $0.4 million of outstanding letters of credit and the borrowing limit was $4.9 million, $4.0 million of which was outstanding. Interest accrues at the prime rate (3.25% at June 30, 2011) or the prime rate plus 0.25%, based on a financial covenant. The interest rate on this loan was 3.50% at June 30, 2011. The agreement requires payment of a 0.375% per annum fee on the unused portion of the credit facility.

Term Loans. The loan and security agreement provides for a $15.0 million term loan. The proceeds from this loan were used to partially fund the acquisition of OffiSync. We are required to make monthly interest payments. Principal payments will begin April 1, 2013 and will be paid in 36 equal monthly installments. Interest accrues at a fixed rate of 10.0% per annum. This loan matures March 1, 2016. There is no prepayment penalty for this loan.

The loan and security agreement also provides for a $15.0 million senior term loan. The proceeds were used to refinance our then existing term loans with Silicon Valley Bank and to partially fund the acquisition of OffiSync. Interest accrues at the prime rate plus 0.375% or 0.625%, based on a financial covenant. The interest rate on this loan at June 30, 2011 was 3.625%. Repayment began June 1, 2011, and is payable in 48 monthly installment payments. Each of the first 24 installment payments is $0.25 million, plus accrued interest; and each of the remaining 24 installment payments is $0.375 million, plus accrued interest. This loan matures June 1, 2015. There is no prepayment penalty for this loan.

Contractual Payment Obligations

A summary of our contractual commitments and obligations as of December 31, 2010 was as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Revolving credit facility	$3,533	$—	$3,533	$—	$—
Term loans	5,715	1,806	3,519	390	—
Estimated interest on revolving credit facility and long-term debt	140	—	137	3	—
Letters of credit	385	—	385	—	—
Purchase order commitments	1,431	1,144	287	—	—
Operating leases	15,897	3,445	5,464	2,866	4,122

Total	$27,101	$6,395	$13,325	$3,259	$4,122

See “Liquidity and Capital Resources—Loan and Security Agreement” for a description of our payment obligations under our revolving credit facility, letters of credit and term loans. Additionally, purchase order commitments increased $2.4 million from December 31, 2010 to June 30, 2011.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Acquisitions

OffiSync Corporation

On May 18, 2011, we completed our acquisition of OffiSync, a Seattle, Washington-based company with significant operations in Israel. OffiSync is a provider of connectors to social business software for the Microsoft environment, including Microsoft Outlook and Microsoft Office. We paid $22.7 million of cash and issued 78,110 shares of our common stock, for a total purchase consideration of $23.3 million. In addition, we also issued restricted common stock and assumed unvested stock options for certain employees, which will be recognized as stock-based compensation expense over the requisite service period.

Proximal Labs

On March 21, 2011, we completed our acquisition of Proximal Labs, a privately-held provider of data technology. We paid $0.5 million of cash and issued 127,054 shares of our common stock, for a total purchase consideration of $1.2 million. In addition, we also issued restricted common stock for certain employees, which will be recognized as stock-based compensation expense over the requisite service period.

Filtrbox, Inc.

On January 6, 2010, we completed our acquisition of Filtrbox, a privately-held provider of social media monitoring solutions based in Boulder, Colorado. We paid $0.7 million of cash and issued 848,416 shares of our common stock with the value of $1.0 million, for a total purchase consideration of $1.7 million.

Geographic Information

Revenues from countries that represented 10% or more of our total revenues, determined based on the location of the end customer, were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
U.S.	$13,862	$21,880	$36,849	$14,794	$28,039
Rest of world(1)	3,070	8,114	9,419	4,453	5,913

Total	$16,932	$29,994	$46,268	$19,247	$33,952

(1)	During the year ended December 31, 2009, 11% of total revenues were derived from customers in Germany. No other country exceeded 10% of total revenues during any of the other periods presented.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(as % of total revenues)
U.S.	81.9%	72.9%	79.6%	76.9%	82.6%
Rest of world	18.1	27.1	20.4	23.1	17.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flow and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, allowance for doubtful accounts, stock-based compensation, lives and recoverability of equipment and other long-lived assets, including goodwill, and accounting for income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We believe that of our significant accounting policies, which are described in note 1 to our financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

Revenue Recognition

We generate revenues in the form of product fees and related professional service fees. Product fees include subscription fees, perpetual license fees, associated support and maintenance fees and hosting fees. Professional services primarily consist of fees for configuration, training, consultation and implementation services, which are not essential to functionality. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the product or services have been delivered to the customer;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the related fees is reasonably assured.

Signed agreements are used as evidence of an arrangement. If a contract signed by the customer does not exist, we have historically used a purchase order as evidence of an arrangement. In cases where both a signed contract and a purchase order exist, we consider the signed contract to be the final persuasive evidence of an arrangement. Software and corresponding license keys are delivered to customers electronically. Electronic delivery occurs when we provide the customer with access to the software. We assess whether a fee is fixed or determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction. We do not generally offer extended payment terms with typical terms of payment due between 30 and 60 days from delivery of solutions or services. We assess collectability of the customer receivable based on a number of factors such as collection history with the customer and creditworthiness of the customer. If we determine that collectability is not reasonably assured, revenue is deferred until collectability becomes reasonably assured, generally upon receipt of cash.

We offer subscriptions of our solutions to customers most frequently on a term basis with terms typically ranging from 12 to 36 months. While term-based licenses make up the majority of our total revenues, we have occasionally licensed our solutions to customers on a perpetual basis with on-going support and maintenance services. We recognize license revenue in accordance with software industry specific guidance. Revenues related to term license fees are recognized ratably over the contract term beginning on the date the customer has access to the software license key and continuing through the end of the contract term. For term-based licenses, we do not charge separately for standard support and maintenance, and, therefore, inherent in the license fees are fees for support and maintenance services for the duration of the license term. Revenues generated from perpetual license sales also include support and maintenance services for an initial stated term, both the perpetual license and support and maintenance are recognized ratably over the initial stated term. We do not have fair value for support and maintenance on perpetual licenses as we have not had sufficient consistently priced standalone sales of support and maintenance to support vendor-specific objective evidence, or VSOE, of fair value.

License arrangements may also include professional services, such as, installation and training services and, as such, the combination of solutions and services represent a multiple-element arrangement for revenue recognition purposes. We have determined that we do not have VSOE of fair value for each element of a multiple element sales arrangement and, accordingly, we account for fees received under that multiple element arrangement as a single unit of accounting and recognize the entire arrangement ratably over the term of the related agreement. For contracts with multiple elements, we recognize the license, support and maintenance, and fixed fee professional service revenue ratably over the term of the arrangement beginning upon delivery of the software.

For time and materials based professional services that are part of a multiple-element arrangement, revenue is recognized ratably over the contract term as earned and billed. When billed, a cumulative revenue catch-up is calculated as the revenue earned from the date the software was made available to the customer to the date services have been completed, with recognition continuing ratably to the end of the license term. These amounts when recognized, in our consolidated statements of operations, are classified as professional services revenues based on the hourly rates at which they are billed. If there are significant acceptance clauses associated with the license or services or uncertainty associated with our ability to perform the professional services, revenues are deferred until the acceptance is received or the uncertainty is resolved. We record amounts that have been invoiced, in accordance with the terms of the agreement, in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

Hosting revenues are derived from providing our software solutions in a hosted environment where the customer does not take possession of the software on their premises. Customers have the option to elect to take possession of the software and install on their premises or sub-contract the hosting services through us. Such arrangements are considered software sales as the customer has the same rights to the software license regardless of their election to have us host on their behalf or install on their premises. As a result, the fees associated with license, support and hosted services are recognized as revenue ratably over the term of the arrangement.

We occasionally sell professional services separately and recognize revenues resulting from those as professional services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is resolved. If acceptance provisions exist within a professional services arrangement, revenues will be deferred until the services are accepted, the acceptance period has expired or cash is received from the customer.

Our policy is to record revenues net of any applicable sales, use or excise taxes.

Allowance for Doubtful Accounts

We maintain an allowance for estimated losses resulting from the inability or refusal of our customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. We evaluate the collectability of our accounts receivable balances on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts receivable was $0.2 million at both December 31, 2010 and 2009. Bad debt expense was $0.1 million for the years ended December 31, 2010, 2009 and 2008, and the six months ended June 30, 2011, respectively. If the financial conditions of our customers were to materially change or there were other circumstances that resulted in their inability to pay, the estimates of recoverability of receivables could materially change.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of acquired entities. We perform a goodwill impairment test annually during the fourth quarter of our fiscal year and more frequently if an event or circumstance indicates that an impairment may have occurred. Such events or circumstances may include significant adverse changes in the general business climate, among other things. The impairment test is performed by determining the reporting unit’s fair value based on estimated discounted future cash flows and considering the estimated fair market value of our common stock. We have determined that we have one reporting unit, which represents the activities of the entire company. If the reporting unit’s carrying value is less than its fair value, then the fair value is allocated to the reporting unit’s assets and liabilities (including any unrecognized intangible assets) as if the fair value was the purchase price to acquire us. The excess of the fair value over the amounts assigned to our assets and liabilities is the implied fair value of the goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Goodwill of $0.8 million as of December 31, 2010 relates to our acquisition of Filtrbox, which occurred in January 2010. Goodwill of $17.3 million as of June 30, 2011 also includes goodwill related to our acquisition of OffiSync in May 2011. Our impairment test performed in the fourth quarter of 2010 did not indicate any impairment of goodwill.

Deferred Tax Asset Valuation Allowance

We record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is estimated to become more likely than not that a portion of the deferred tax assets will not be realized. Accordingly, we currently maintain a full valuation allowance against our net deferred tax assets. The valuation allowance totaled $10.8 million and $22.8 million, respectively, as of December 31, 2009 and 2010 and $30.0 million at June 30, 2011.

Uncertainty in Income Taxes

We recognize the effect of income tax positions only if those positions are “more likely than not” of being sustained. Interest and penalties accrued on unrecognized tax benefits are recorded as tax expense within our consolidated financial statements. At June 30, 2011, we had total unrecognized tax benefits of $0.5 million. All unrecognized tax benefits would have an impact on the effective tax rate if recognized. The interest and penalties accrued on unrecognized tax benefits were insignificant.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards granted to our employees and directors, including stock options and restricted stock, based on the estimated fair value of the award on the grant date. We use the Black-Scholes-Merton valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. In addition to the fair value of our common stock, these variables include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Because our stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•	Expected term. The expected term was estimated using the simplified method allowed under the Securities and Exchange Commission, or SEC, guidance.

•	Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers were self-designated and consist of an average of ten public companies in the technology, and more specifically software, industry who grant options with substantially similar terms. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Dividend yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes-Merton model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Six Months Ended June 30, 2011
	2008	2009	2010
Expected term (in years)	5.7 – 10.0	5.1 – 10.0	4.6 – 10.0	4.6 – 10.0
Volatility	53% – 69%	53% –69%	54% – 69%	54% – 68%
Risk-free interest rate	2.13% – 4.38%	1.94% – 4.39%	1.43% – 4.39%	1.43% – 4.39%
Dividend yield	—	—	—	—

Stock-based compensation totaled $0.4 million, $0.6 million and $3.4 million, respectively, in 2008, 2009 and 2010 and $1.9 million and $3.4 million, respectively, in the six-months ended June 30, 2010 and 2011. At June 30, 2011, we had $14.5 million of unrecognized compensation expense, which will be recognized over the weighted average remaining vesting period of 2.92 years.

Common Stock Valuations

The fair value of the common stock underlying our stock options, on the date of grant, was determined by our board of directors, with input from management. Options grants were intended to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we use in the valuation model are based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the prices of our preferred stock sold to outside investors in arms-length transactions;

•	our operating and financial performance;

•	current business conditions and projections;

•	the hiring of key personnel;

•	the history of the company and the introduction of new solutions and services;

•	our stage of development;

•	individual sales of our common stock;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•

the value of companies, including the initial valuation received upon filing the initial registration statement, that we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth and profitability;

•	the market performance of comparable publicly traded companies; and

•	the United States and global capital market conditions.

The estimates of the fair value of our common stock were made based on information from valuations on the following valuation dates:

Valuation Date	Effective as of	Fair Value Per Common Share
January 26, 2010	January 7, 2010	$1.51
May 6, 2010	March 31, 2010	1.75
October 13, 2010	June 7, 2010	2.59
November 4, 2011	September 30, 2010	2.85
February 14, 2011	December 31, 2010	4.32
May 9, 2011	March 31, 2011	7.87
August 3, 2011	June 30, 2011	11.60

We granted stock options with the following exercise prices between January 1, 2010 and June 30, 2011:

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
February 10, 2010	572,250	$1.51	$1.51
March 11, 2010	954,631	1.51	1.51
May 6, 2010	430,000	1.75	1.75
June 3, 2010	5,378,250	1.75	1.75
August 3, 2010	472,000	2.61	2.59
September 8, 2010	666,000	2.61	2.59
November 5, 2010	561,500	2.85	2.85
December 2, 2010	163,500	2.85	2.85
December 20, 2010	120,000	2.85	2.85
February 2, 2011	663,000	4.32	4.32
February 17, 2011	100,000	4.32	4.32
March 16 2011	164,500	4.32	4.32
March 21, 2011	150,000	4.32	4.32
May 5, 2011	632,500	7.87	7.87
June 7, 2011 August 3, 2011	253,500 1,463,000	7.87 11.60	7.87 11.60

Based upon the assumed initial public offering price of $             per share, the aggregate intrinsic value of options outstanding as of June 30, 2011 was $             million, of which $             million related to vested options and $             million related to unvested options.

In order to determine the fair value of our common stock underlying option grants, we first determined our business enterprise value, or BEV, which is defined as the sum of the fair values of the equity and interest-bearing liabilities (total short-term and long-term debt as well as capital leases). Once the BEV was determined, we subtracted interest bearing debt (when applicable) to determine our total equity value and then allocated the equity to each element of our capital structure (preferred stock, common stock, warrants and options). Our equity value was estimated using a combination of two generally accepted approaches: the income approach using the discounted cash flow method, or DCF, and the market-based approach using the comparable company method. The DCF method estimates enterprise value based on the present value of future net cash flows the business is expected to generate over a discretely forecasted period and the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, or WACC, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market-based approach utilizes financial metrics and trading prices to determine trading multiples of a selected peer group of publicly-traded companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the discounted cash flow and comparable company methods are then weighted. In allocating the total equity value between preferred and common stock, preferred stock was assumed to convert at the point where conversion provided an economic benefit to the stockholder or was required per the terms of the applicable agreements. Our indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock, warrants and options, using the combination of an option pricing method, or OPM, and/or a probability weighted expected return method, or PWERM. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly traded companies.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates include:

February and March 2010

In October of 2009, we issued and sold 3,335,817 shares of our Series B preferred stock at $3.68 per share. Additionally, the United States economy and the financial and stock markets continued to improve between December 2009 and March 2010. Furthermore, on January 6, 2010, we acquired Filtrbox, Inc., which added social media monitoring to our portfolio of products. As a result of the acquisition, we increased our long-term forecast. In addition, we performed a valuation of our common stock as of January 6, 2010, which indicated the fair value of our common stock to be $1.51 per share. Our BEV reflected a non-marketability discount of 30% based on a liquidity event expected to occur within approximately three years. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $1.51 per share.

May and June 2010

Between March 2010 and June 2010, the United States economy and the financial and stock markets continued to improve. We experienced sequential revenue growth, generating $8.8 million for the quarter ended March 31, 2010 compared to $8.0 million for the quarter ended December 31, 2009. Additionally, in the second quarter of 2010 we released Jive Engage version 4.5, which improved our ability to move existing customers who were on prior versions to the newest release. Given our improved financial and operational performance, we performed a valuation of our common stock as of March 31, 2010, which indicated the fair value of our common stock to be $1.75 per share. Our BEV reflected a non-marketability discount of 30% based on a liquidity event expected to occur within approximately three years. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $1.75 per share.

August and September 2010

In July 2010, we issued 5,787,930 shares of our Series C preferred stock at $5.18 per share and warrants exercisable for 3,858,620 shares of our Series C preferred stock with an exercise price of $10.37 per share. Additionally, between June 2010 and September 2010, after a brief decline in July 2010 and August 2010, the

United States economy and the financial and stock markets continued to improve. We experienced sequential revenue growth, generating $10.5 million for the quarter ended June 30, 2010 compared to $8.8 million for the quarter ended March 31, 2010. Based on the strength we were seeing in our business, we continued to accelerate our investment in anticipation of future growth, primarily in expanding the size of our field sales, professional services and research and development organizations. In light of our improved financial performance, we performed a valuation of our common stock as of June 30, 2010, which indicated the fair value of our common stock to be $2.61 per share. Our BEV reflected a non-marketability discount of 25% based on a liquidity event expected to occur within approximately 24 months. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $2.61 per share.

November and December 2010

Between September 2010 and December 2010, the United States economy and the financial and stock markets continued to improve. We experienced sequential revenue growth, generating $12.3 million for the quarter ended September 30, 2010 compared to $10.5 million for the quarter ended June 30, 2010. In light of our recent performance, we performed a valuation of our common stock as of September 30, 2010, which indicated the fair value of our common stock to be $2.85 per share. The value of our common stock was determined considering potential liquidation events ranging between one and two years, resulting in non-marketability discounts ranging from 17.7% to 23.6%. Based on this valuation and the factors discussed above, our board of directors granted stock options with an exercise price of $2.85 per share.

February and March 2011

Between December 2010 and March 2011, the United States economy and the financial and stock markets continued to improve. We achieved year over year revenue growth of 54%. Billings of $25.8 million in the fourth quarter of 2010 represented an increase of 34% over the quarter ended September 30, 2010. Additionally, the IPO market began to accelerate, especially within the software and social software industry, and as a result our board of directors became more optimistic that we could consider an IPO in the nearer term. In light of our recent performance and other factors discussed, we performed a contemporaneous valuation of our common stock as of December 31, 2010, which indicated the fair value of our common stock to be $4.32 per share. Our BEV reflected a non-marketability discount of 15% based on a liquidity event expected to occur within approximately 10 months. We also adjusted our weighting in the PWERM from a 70% weighting of the IPO scenario, a 20% weighting of an unknown liquidity event, and a 10% weighting based on prior transaction analysis to a 75% weighting of the IPO scenario (due to the increased number of secondary transactions in our common stock), 15% prior transaction analysis weighting, and a 10% unknown liquidity event weighting. The IPO scenario is a combination of an enterprise value scenario and a valuation based on future revenue multiples, weighted based on current estimates. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $4.32 per share.

May 2011

In May 2011, the United States economy and the financial and stock markets continued to improve. We experienced sequential revenue growth, generating $16.1 million of revenue for the quarter ended March 31, 2011 compared to $14.7 million for the quarter ended December 31, 2010. In April 2011, 96,375 shares of common stock were sold at $10.00 per share in a secondary transaction. Additionally, we were in the late stages of negations to acquire OffiSync. In light of our recent performance and these events, we performed a valuation of our common stock as of March 31, 2011, which indicated the fair value of our common stock to be $7.87 per share. Our BEV reflected a non-marketability discount of 14.1% based on an assumed time to a liquidity event to occur within approximately nine months. As a result of the second market transactions described above we adjusted our PWERM weighting as follows, 65% IPO scenario, 30% prior transaction analysis and 5% unknown liquidity event. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $7.87 per share.

August 2011

We experienced continued sequential revenue growth, generating $17.9 million of revenue for the quarter ended June 30, 2011 compared to $16.1 million in the quarter ended March 31, 2011, which represents 11% growth quarter over quarter. We also achieved billings growth of 29% in the quarter ended June 30, 2011 compared to the quarter ended March 31, 2011. In July 2011, Jive 5.0 was released to the market. Additionally, the market for initial public offerings for software companies was continuing to accelerate. In June 2011, 176,000 shares of our common stock were purchased at $11.00 per share and 25,000 shares of our common stock were purchased for $12.50 per share in secondary transactions. In light of our recent performance, prevailing market conditions, and sales of our stock on the secondary market, we performed a valuation of our common stock on June 30, 2011, which indicated the fair value of our common stock to be $11.60 per share. Our BEV reflected a non-marketability discount of 10.0% based on an assumed time to liquidity event to occur in approximately six months. As a result of the secondary market transactions described above, we added more weighting to these market transactions and as a result, we adjusted our PWERM weighting as follows; 60% IPO scenario, 35% prior transaction analysis and 5% unknown liquidity event. As we believed we were getting closer to a potential liquidity event, we have transitioned our weightings to rely more heavily on market indicators as opposed to income approach metrics. Market indicators include both secondary market transactions and estimates of future revenue multiples. Based on this valuation and the factors described above, our board of directors granted stock options with an exercise price of $11.60 per share.

Nonemployee Stock-Based Compensation

We account for stock options issued to nonemployees based on the estimated fair value of the awards using the Black-Scholes-Merton option pricing model. The measurement of stock-based compensation is subject to quarterly adjustments as the underlying equity instruments vest and the resulting change in fair value is recognized in our consolidated statement of operations during the period the related services are rendered.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to financial market risks, primarily changes in interest rates and currency exchange rates.

Interest Rate Risk

Our exposure to market risk for changes in interest rates primarily relates to our investments, our revolving credit facility and our variable-rate, long-term debt.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished by making diversified investments, consisting only of investment grade securities.

Our revolving credit facility and senior term loan bear interest at a variable rate tied to the prime rate. Based on amounts outstanding at June 30, 2011, a 10% increase in the prime rate would not materially increase our interest expense.

Inflation

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years or in the six months ended June 30, 2011. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recent Accounting Guidance

In June 2011, the Financial Accounting Standards Board, or FASB, issued an accounting pronouncement that provides new guidance on the presentation of comprehensive income (FASB Accounting Standards Classification, or ASC, Topic 220) in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two separate, but consecutive, statements. Under the single-statement approach, entities must include the components of net income, a total for net income, the components of other comprehensive income and a total for comprehensive income. Under the two-statement approach, entities must report an income statement and, immediately following, a statement of other comprehensive income. Under either method, entities must display adjustments for items reclassified from other comprehensive income to net income in both net income and other comprehensive income. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-05 will not impact our operating results or financial position.

BUSINESS

Our Mission

Jive’s mission is to change the way that work gets done. We believe that our social business software unleashes creativity, drives innovation and improves productivity by increasing engagement within the enterprise, as well as with customers and partners. We believe that just as consumer social technologies are changing the way we live, social business software is transforming the way we work.

Overview

We provide a social business software platform that improves business results by enabling a more productive and effective workforce through enhanced communications and collaboration both inside and outside the enterprise. Our platform is intuitive, easy to use, flexible and scalable, and can be provided as a public cloud service or as a private cloud solution. We are focused on unlocking the power of the enterprise social graph — the extended social network of an enterprise, encompassing relationships among its employees, customers and partners, as well as their interactions with people and content. Organizations deploy our platform to improve strategic decision making and employee productivity, enhance revenue opportunities, lower operational costs and increase customer retention.

Our comprehensive Jive Engage Platform enables and improves collaboration across two principal communities: employees within the enterprise and customers and partners outside the enterprise. Internally, the Jive Engage Platform is used as a communications tool and collaborative workspace that supports and enhances knowledge sharing, facilities communication within and across organizational boundaries, and enables individuals to work together to achieve common business goals. Externally, customers and partners of the enterprise use our platform to connect socially with one another, as well as with the enterprise, in a structured online community that allows users to ask questions, post answers and communicate about a product or particular issue. Our solution also taps into the social web by integrating relevant content and connections across the social networking landscape, enabling enterprises to improve their interactions with customers, leverage feedback to deliver improved products and services, and respond more quickly to market opportunities.

Our social business software platform has been successfully deployed in complex environments with tens of thousands of employees internally and millions of users externally. We provide our platform both as a public cloud service and as a private cloud solution that integrates with application services from the public cloud. A public cloud offers services to anyone on the Internet hosted from an off-site third-party provider. A private cloud is a proprietary network or a data center that supplies hosted services solely to a single organization. Our deployment model enables access through web browsers, desktop applications and mobile devices. Our platform integrates with and leverages legacy, on-premise and hosted enterprise systems such as email, content management, customer relationship management, marketing automation, product development, eCommerce, instant messaging and other related applications. We also recently introduced the Jive Apps Market, which enables customers and third parties to develop applications that leverage our platform and utilize the enterprise social graph.

Our social business software has been recognized as a leading platform by industry analysts. Gartner has recognized us as a market leader in three distinct reports: the “Magic Quadrant for Social Software for the Workspace,” the “Magic Quadrant for Externally Facing Social Software” and the “Magic Quadrant for Social Customer Relationship Management.”* Forrester lists us as a leader in “The Forrester Wave™: Community Platforms, Q4 2010.”*

We sell our platform primarily through a direct sales force both domestically and internationally. As of June 30, 2011, we had 635 enterprise Jive Engage Platform customers, including Hewlett-Packard Company, SAP AG, T-Mobile and UBS AG, with over 15 million users within these customers and their communities.

*	See “Industry and Market Data.”

Our subscription revenue model provides financial visibility and long-term operating leverage. For the years ended December 31, 2008, 2009 and 2010, and for the six months ended June 30, 2011, our total revenues were $16.9 million, $30.0 million, $46.3 million and $34.0 million, respectively. For the years ended December 31, 2008, 2009 and 2010, and for the six months ended June 30, 2011, our billings were $23.3 million, $36.1 million, $71.8 million and $42.4 million, respectively. We recorded net losses of $11.3 million, $4.8 million, $27.6 million and $30.6 million for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, respectively. For a discussion of the limitations associated with using billings rather than total revenues and a reconciliation to total revenues, see “Selected Consolidated Financial Data—Non-GAAP Financial Measure: Billings.”

Industry

Impact of Social Networking in the Workplace

The rise of social networking applications, such as Facebook, LinkedIn and Twitter, is creating demand for enhanced communication and collaboration capabilities in the workplace. Since its founding in 2004, Facebook has disclosed more than 750 million active users. LinkedIn, the largest professional network, has disclosed over 120 million members. These social networking websites and related tools not only enable individuals to easily communicate and share their opinions and recommendations, but also amplify the voices of marketplace participants and thus have profound implications for how consumers purchase goods and services. Individuals are becoming accustomed to connecting with others via an activity stream, through “friend” and “follow” relationships, and through links and “likes.” Further, social networking applications are increasingly mobile. For example, Facebook reports that over 250 million users access its services via mobile devices. As a result, individuals are more connected in their personal lives today than ever before, and information and digital content is created and shared rapidly and often virally via social networking websites, blogs and forums.

The Need for a New Way to Business

Despite the consumer social technology revolution, we believe little has changed in the enterprise. Over the past several decades, enterprises have invested heavily in legacy software applications to facilitate and manage internal and external communications, share documents, and collaborate within and among teams. However, many of the applications deployed within enterprises today are based on business processes and software architectures that were originally designed in the 1980s and 1990s and thus are limited in their ability to leverage modern, Internet-based technologies and standards. Further, unlike consumer social networking applications, which are organized around people, most enterprise applications are architected around data to automate business processes, increase transactional efficiency, keep records, comply with regulations and process information. Many existing software applications within an enterprise are deployed in a dedicated functional area or to automate a single business process, with myriad point solutions for individual business functions and departments. Further, many legacy enterprise applications designed to manage relationships external to an enterprise simply present static information and pre-defined content, rather than enable the real-time, interactive engagement demanded by customers. As a result of these data-centric architectures and legacy deployment models, enterprises and their employees, customers and partners struggle to effectively discover information and share knowledge both within the enterprise and across enterprise boundaries.

Adoption of Social Business Software

Social business software has the potential to significantly improve how enterprises collaborate and share information with employees, customers and partners through unlocking the power of the enterprise social graph. We believe the deployment of social business software is increasingly becoming a mission critical initiative for business and IT executives. McKinsey Global Institute analyzed the business benefits of social business software in a study on enterprise social software and described the findings in a recent article entitled The rise of the networked enterprise: Web 2.0 finds its payday:

“A new class of company is emerging—one that uses collaborative Web 2.0 technologies intensively to connect the internal efforts of employees and to extend the organization’s reach to customers, partners, and suppliers. Results from our analysis of proprietary survey data show that the Web 2.0 use of these companies is significantly improving their reported performance. In fact, our data show that fully networked enterprises are not only more likely to be market leaders or to be gaining market share but also use management practices that lead to margins higher than those of companies using the Web in more limited ways.”

We believe these findings underscore the velocity at which social business is increasingly becoming a mission critical initiative for enterprises and is fundamentally changing the way people work.

We believe that the addressable market for social business software encompasses the overall market for collaborative applications, which IDC estimates will be $10.3 billion by 2013.* Additionally, we believe social business software has begun to displace the functionality of, and derive budget historically set aside for, adjacent application areas, including content management, customer relationship management, marketing automation and enterprise portals.

Requirements for Social Business Platforms

We believe that social business platforms need to incorporate the following key elements:

•	Uniform platform for the enterprise. Address the entire business, not one specific function or department.

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Internal and external communication. Enhance communication both inside and outside the enterprise and connect employees with customers and partners; engage customers in public communities and the social web.

•	Right content, right place. Improve relevance of information delivered to each user and make content and people easily discoverable and accessible.

•	Scalable and secure. Scale to meet the needs of the largest enterprises, while meeting increasingly complex security, compliance and regulatory requirements.

•	Seamless integration. Leverage information from legacy enterprise applications such as email and other content management and collaboration applications.

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Standards-based application framework. Enable the development of applications by enterprises and third-party developers to extend and integrate with the functionality of the social business software platform.

•	Configurable and versatile. Simplify custom configuration for each individual business and offer a variety of features and functions via a unified platform.

•	Deployable in public or private cloud. Leverage the functional and cost advantages of being delivered as a hosted service or in a private cloud deployment model.

Our Solution

We deliver a social business software platform that features the innovation, creativity and ease of use found in consumer applications combined with the security, flexibility and scalability necessary for enterprise deployment.

Key Elements

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Unified social software platform for the enterprise. We offer an enterprise-class social software platform, purpose-built to enable our customers to manage workplace communication and collaboration. Our solution can be deployed across all employees, functional departments and business units.

*	See “Industry and Market Data.”

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Communities for employees, customers and partners. Our solution enables our customers to operate both internal and external communities by offering a platform that allows communication and collaboration between and among employees, customers and partners.

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Discovery of relevant information and experts. Our platform includes a proprietary recommendation engine that helps users connect to and easily locate relevant information and experts on an enterprise-wide basis across departmental and geographic boundaries, as well as across externally-facing customer and partner communities.

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Scalable and secure. Our platform is capable of supporting large deployments, including those with complex environments with tens of thousands of employees internally and millions of users externally. We provide tools to help our customers manage the critical elements of application security, including authentication, authorization and regulatory compliance.

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Integration with existing enterprise applications. Our platform integrates with legacy IT infrastructure and a broad range of existing enterprise applications — including email, content management, customer relationship management, marketing automation, product development, eCommerce and instant messaging — and enables access from mobile devices, browsers, desktop applications, collaboration applications and consumer social platforms.

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Enterprise applications market built on open standards. Through our recently introduced Jive Apps Market, built on the industry standards established by the OpenSocial Foundation, we enable customers and third parties to develop applications that leverage our platform. Users can easily find, purchase and install applications tailored to meet specific business needs in a variety of industries and business functions, enabling further innovation and functionality on our platform. Developers can leverage the enterprise social graph to make applications more social and broaden their reach.

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Readily deployable and configurable solution. Our platform has been developed to facilitate easy deployment with familiar interfaces. We offer our customers the ability to configure our solutions to deliver the specific functionality and user experience they want for their end-users, and the ability to modify the look and feel of our solutions to conform to their branding or other requirements.

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Public cloud and private cloud delivery. Our customers can use our platform on demand through the public cloud, or via a private cloud. This flexible delivery model allows us to meet a variety of security and cost requirements and better address the needs of each customer, and enables us to target a wider range of potential customers.

Business Benefits

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Improve strategic decision making. Our platform helps our customers to improve and accelerate decision making by increasing the flow of ideas, streamlining and recommending the most relevant content, and delivering a comprehensive set of analytics that provide insight into employee and customer communications.

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Improve employee productivity. Our centralized collaboration platform and proprietary recommendation engine leverages relationships, expertise and areas of interest to efficiently connect employees with one another, simplify the process of finding people and information and substantially reduce duplicate tasks. Employees can also collaborate more effectively through sharing and commenting using our platform and leveraging our integrations with legacy business applications.

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Enhance revenue opportunities. Our platform helps our customers to create and manage external communities, which can increase brand awareness, attract new customers, inspire new product ideas and deliver referrals to sales teams. Internal communities can also make our customers’ sales representatives more efficient by quickly connecting them with relevant information and expertise within the enterprise.

•	Lower operational costs. Our platform helps our customers reduce operating costs via communication efficiencies and improved knowledge management. Externally, our solution enables our customers to provide more effective and efficient support communities while significantly reducing customer support infrastructure expenses, including call centers. Internally, our solution can reduce information discovery time for end-users, reducing ramp time for new hires and increasing employee efficiency.

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Increase customer retention. We enable enterprises to strengthen connections to their customers. Our platform enables enterprises to increase customer satisfaction and retention by establishing communities to support their end-users and enable their end-users to interact with each other. This support and interaction allows our customers to more quickly and effectively process end-user queries and feedback.

Our Strategy

We intend to extend our industry leadership in social business software. The principal elements of our strategy include:

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Grow our customer base. In order to grow our customer base, we are investing heavily in our direct sales efforts. In particular, we intend to significantly invest in our sales organization in the United States, Europe and South America. We also intend to expand into Asia. Additionally, we plan to grow our indirect distribution efforts by increasing our network of channel partners.

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Expand business with existing customers. We have successfully migrated, and intend to continue migrating, customers from a single external community or departmental deployment to broader implementations over time, including the upsell of additional users, page views, modules and additional communities. We will continue to focus on generating positive user experiences and tangible business results that we believe will drive incremental demand for our solutions.

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Innovate and extend our technology and product leadership. We intend to expand our current platform and extend our product leadership by developing and acquiring innovative technologies and products, and leveraging the innovation of our partners in the Jive Apps Market. For example, we recently introduced an update to our platform with the release of Jive 5.0, which includes new features such as Jive What Matters, a recommendations engine, and enhanced integration with Microsoft Office, enabling a more comprehensive social experience.

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Develop the Jive ecosystem. We intend to continue to develop the Jive ecosystem by enabling customers and other third parties to create applications that integrate with our platform. We further intend to increase the number of our Jive Alliance Partners that provide strategic advisory, business transformation and customization services for our solutions.

Case Studies

In December 2010, we commissioned a survey of more than 350 of our Jive Engage Platform customers conducted by a third-party market research firm, MarketTools, Inc. Respondents reported that on average the use of social business software resulted in the following benefits:

•	27% reduction in email sent;

•	26% increase in website sales and 27% increase in new customer sales;

•	31% increase in customer retention and 33% increase in customer satisfaction;

•	28% decrease in customer support calls and 27% decrease in duplicated tasks;

•	42% increase in customer communication and 34% increase in the amount of product feedback and ideas; and

•	34% decrease in time to find information and expertise and 25% reduction in new hire onboarding time.

The following are examples of how individual customers have benefited from our platform.

Global Restaurant Company — Corporate Communications

Problem: A multi-billion dollar, global restaurant company struggled to manage timely and uniform communication of corporate brand and guidelines across the enterprise. With employees spread across the globe, it was difficult to communicate ideas and best practices across regions and divisions, resulting in costly delays in the update of restaurant menus, among other challenges. Traditional communication solutions produced limited results, as employees were unable to sufficiently engage with corporate headquarters.

Solution and benefits: The company deployed the Jive Engage Platform to create a public cloud-based social network through which employees could closely collaborate. The customer reported the following benefits:

•	streamlined internal communications with reduction in the time spent on emails, meetings and travel;

•	enabled employees to discuss ideas, document best practices and connect users with other employees with relevant experiences; and

•	reduced time to market for new products and product updates.

Wireless Communications Company — Customer Support

Problem: A large wireless communications company with millions of customers, multiple call centers and thousands of retail locations was unable to keep up with its growing customer support needs amid a rapidly expanding product line-up. The company had used multiple knowledge management and customer support systems, which had reached their limits of flexibility. As a result, the company was faced with increasing customer support costs and a growing number of unresolved customer inquiries.

Solution and benefits: The company deployed the Jive Engage Platform to consolidate numerous legacy collaboration applications into two Jive communities—an employee-facing knowledge base and a customer-facing support community. Internally, the company wanted to leverage its broad customer support base to provide the benefits of real time information sharing and problem solving. Externally, the company wanted to provide a community that allowed users to answer questions and help others with similar issues. The customer reported the following benefits:

•	delivered faster response times to customer issues and higher customer satisfaction;

•	reduced operational costs across the support organization; and

•	improved the support teams’ capabilities with access to real-time information.

Enterprise Software Company — Sales Enablement

Problem: A global market leader in enterprise application software found that its sales representatives spent over 80% of their working time outside the office. As a result, its sales force was unable to adequately respond to sales leads from within the organization and was looking for a real-time, mobile solution to access information and expertise at the office.

Solution and benefits: The company deployed the Jive Engage Platform to create an internal social network that allowed the company’s sales force to post and answer questions, access sales tools provided by marketing and other functional groups within the enterprise, and collaborate with anyone within the company on sales leads. Additionally, they implemented an external social network that allowed the company’s sales support team and other staff to communicate and collaborate with prospects and customers. The customer reported the following benefits:

•	increased number of sales engagements across the organization;

•	reduced time needed to develop and release new products; and

•	expanded efforts of partners resulting in an increase in sales.

Technology Solutions Provider — Social Collaboration

Problem: A global leader of technology-enabled business solutions was faced with increased challenges in managing training, integration and retention of employees and knowledge across geographies, time zones and organizational silos.

Solution and benefits: The company deployed the Jive Engage Platform to increase collaboration and connectivity among its employees. The result was an enterprise-wide, internal social network that allowed employees to find and connect with other employees, post and answer questions and collaborate on customer projects. The customer reported the following benefits:

•	improved collaboration among employees worldwide;

•	significantly shortened customer proposal cycle times; and

•	reduced time and costs associated with new customer acquisition.

Large Manufacturer — Social Marketing

Problem: A large manufacturer and supplier of measurement and automation solutions struggled to communicate with and engage its large and diverse customer base of several thousand companies worldwide. Traditional marketing tools, such as direct mail, were proving ineffective.

Solution and benefits: The company deployed the Jive Engage Platform to enable its customers to engage with its employees, other customers and prospects. Additionally, an internal social network enabled broad collaboration and knowledge sharing across customer-facing employees. An integrated social media monitoring and engagement solution also was implemented that allowed the company to monitor discussions about its products across the social web, and to engage with product advocates, potential customers and industry thought-leaders. The customer reported the following benefits:

•	increased overall brand awareness;

•	strengthened customer loyalty; and

•	revived enthusiasm among the user base with a measurable, positive impact on sales.

Our Platform

Our flagship product, the Jive Engage Platform, offers industry-leading social business capabilities that enable employee, customer and partner engagement on a unified platform.

The Jive Engage Platform

The Jive Engage Platform serves two types of communities:

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Employees. Our platform connects users across the enterprise and its functional departments, leveraging social intelligence, such as business relationships, expertise and areas of interest, to proactively provide relevant documents, discussions and other content to users.

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Customers and partners. Our platform enables our customers to build and manage external communities to build their brand, increase interaction and feedback, and reduce their support costs through enhanced online communication with their own customers and business partners.

Core Platform Capabilities and Features

Our social business software platform includes the following capabilities and features:

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Social networking capability. The Jive Engage Platform enables rich social profiles, visual enterprise directories, connections and expertise identification. Users can easily find, follow and access both people and data through structured spaces, including public and private social groups and projects. This provides users with up to the minute access to relevant and critical information.

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Comprehensive communication environment. Our platform enables blogging, microblogging, discussions, Q&A and direct messaging and aggregates these familiar methods of social communications into the Jive What Matters interface to allow users to find relevant information quickly and easily.

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Engaging social features. Our platform provides a streamlined and intuitive user interface and enables commenting, social bookmarking, “liking,” reviews and rating capabilities designed to capture the attention of a user and drive interaction and adoption.

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Reputation and recognition. Our platform provides a variety of mechanisms for users to be recognized for their contributions to the community and to proactively build their reputations, including community status leaderboards, user achievement badges, and trending people and content.

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Content and collaboration. Our platform includes wikis, document sharing, an easy-to-use rich text editor, and full-fidelity rendering of Microsoft Office documents and PDFs with inline commenting, allowing users to collaborate real-time. Our platform enhances collaboration by allowing users to control access to content at the individual, group or document level.

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Search. Our platform includes advanced search capabilities to locate relevant people, content and groups using information captured in the enterprise social graph, such as users’ unique skills or profile information.

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Community bridging. Our innovative bridging capability enables an enterprise to expand its operating ecosystem, bringing discussions and questions in external communities back into the enterprise. With one click, an internal user can post a response back to an external discussion.

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Security. Our platform allows customers to control access to specific content and groups. In addition, it is designed to take advantage of and integrate with existing security and authentication systems.

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Connections to legacy systems. Our platform can integrate with legacy systems such as customer relationship management, enterprise resource planning, software configuration management, or product lifecycle management systems, via our application programming interfaces, or APIs.

Jive What Matters

Jive What Matters is an innovative user interface that makes it easy to track, consume, manage and filter critical business information, communications and actions. A key component of Jive What Matters is a highly tuned enterprise activity stream that enables users to rapidly access, discover and interact with conversations, content and decisions. Our noise filtering capability addresses the challenges of information overload, helping users focus on mission critical, timely information. Additionally, Jive What Matters draws on real-time intelligence derived from the enterprise social graph to predict and recommend content, people and groups to users, based upon employee roles, positions and previous communications.

Jive Apps Market

The Jive Apps Market provides a secure market of business applications that are integrated to and accessed from within the Jive Engage Platform. Built on the industry standards established by the OpenSocial Foundation, the Jive Apps Market enables customers and third parties to develop applications that provide access to existing enterprise applications and provides a secure way of deploying popular cloud-based applications. Developers can leverage the enterprise social graph to make applications more social and to broaden their reach. These applications can be easily found, purchased and installed by end-users, and allow our platform to be further extended and tailored to meet specific business needs in a variety of industries and business functions.

Platform Modules

Jive offers additional functionality in modules built to integrate with the Jive Engage Platform.

Jive Connects. Jive Connects provides prebuilt integration with common content management applications, communication systems and systems of record, including the following:

•

Microsoft Office. Users can collaborate on Microsoft Office documents, including co-authoring across different Microsoft Office versions, publishing content directly to our platform and participating in document discussions from directly within Microsoft Word, PowerPoint or Excel.

•

Content management systems. Content management systems, such as Microsoft SharePoint, can be integrated into our platform so that content can be shared across our platform and these systems. Users can search our platform and content management systems simultaneously and can access our social capabilities from within these systems.

•	Enterprise IM. Enterprise instant messaging systems, such as IBM Sametime, can be integrated into our platform.

Jive Social Media Engagement. Our Jive Social Media Engagement module allows employees including marketers, product designers, and sales and customer service representatives, to listen to, engage in and analyze conversations on the social web relevant to their company, such as conversations relating to product lines, industry, sales accounts or competition. Our platform captures and analyzes real-time content from Twitter, Facebook and thousands of blog and news sources to provide a comprehensive view of real-time discussions. As information is captured, our platform assesses the influence of the author as well as the sentiment of the information. With Jive Social Media Engagement users can engage on Facebook and Twitter from within the Jive Engage Platform to manage their brand, increase awareness, provide support, build relationships with influencers and identify sales opportunities.

Analytics. In addition to the standard reporting included in the Jive Engage Platform, the Analytics module provides detailed reporting on the rich information captured by our platform, including key indicators covering adoption, participation and usage trends.

Ideation. Our Ideation module involves employees, customers and partners in the process of capturing, refining and prioritizing innovative ideas. Once an idea is submitted, users can vote it up or down, and discuss ways to improve the idea. Those managing the ideation process can categorize ideas to keep participants up-to-date of progress.

Mobile. Our Mobile module enables users in both internal and external communities to access our platform from mobile devices. Users can search for people and content, participate in discussions and post status updates remotely. Because Jive Mobile is built on mobile standards such as HTML5, it is accessible on any Internet connected mobile device, including on mobile platforms such as Apple iOS, Google Android and Blackberry OS. The mobile interface can also be themed to reflect a company’s brand, ensuring a consistent brand experience.

Video. The Jive Engage Platform includes the ability to embed videos in different content types and to create a secure video storage, management and streaming service as part of an internal or external community.

Professional Services and Customer Support

Our professional services team provides a range of offerings including strategy consulting, project management, technical expertise, and education and training. Our team leads the design, implementation and launch of a Jive community and seeks to ensure that our solution meets the design and implementation parameters established by our customers. We also provide post-launch support and on-going assistance to encourage and facilitate adoption within the enterprise.

Our global customer support organization provides both proactive and customer-initiated support. Assistance is available by email, telephone and self service through our online Jive Community built on our social business platform. Customers can track the status and relevant information relating to their queries in real-time and have access to a wide range of information sharing utilities that facilitate access to both internal and external community feedback.

Our support team is staffed with experienced software support specialists and engineers and have experience with the software systems with which our products integrate. We engage in regular training and certification processes, as new products and technologies are introduced.

Our basic deployment includes standard support. Our customers may contract for premium support, which provides for higher required service levels for response and resolution time as well as additional support services.

Technology and Operations

The Jive Engage Platform was built to deliver an intuitive end-user experience, to limit the need for product training, and to encourage high levels of end-user adoption and engagement in a secure enterprise environment. Our solutions combine proprietary technology we have created with technology developed in the open source community. Our use of open source technology allows us to both increase the speed at which we develop and enhance our solutions as well as reduce the overall cost of providing our social business software platform.

The core application of the Jive Engage Platform is written in Java and is optimized for usability, performance and overall user experience. It is designed to be deployed in the production environments of our customers, runs on top of the Linux operating system and supports multiple databases, including Microsoft SQL Server, MySQL, Oracle and PostgreSQL. The core application is augmented by externally hosted web-based services such as a recommendation service and an analytics service. We have made investments in consolidating these services on a Hadoop-based platform. The Jive Engage Platform integrates with existing enterprise systems and can be extended with new functionality through the utilization of a broad set of APIs. These APIs enable Jive Connects and the Jive Apps Market, and facilitate the building of custom integrations to our platform.

Our social business software platform is provided through the public cloud or on-premise in a private cloud and leverages the same core code base regardless of how it is deployed. In both our public cloud and private cloud deployments, our customers can customize our platform to meet their enterprise requirements for branding and security, through customer-specifc domain names, SSL encryption and other mechanisms.

We host our public cloud platform for hundreds of our customers and millions of end-users. We work with SunGard to deliver our social business software platform on an enterprise class hardware platform that provides performance, flexibility and a high level of security. We currently utilize three SunGard facilities located in Aurora, Colorado, Mississauga, Ontario and London, U.K. Each facility offers multiple network providers, as well as services to help ensure reliability, redundancy and performance. In addition to our SunGard relationship, we maintain and operate an additional facility in Chicago, Illinois for offsite backup storage.

We recently began to transition our operating environment to a co-located facility managed by our internal network operations team. We believe this transition will enable us to continue to increase the quality of services as well as improve our cost of delivery. In connection with this migration, we have also developed technology that enables us to automate the process of deploying and upgrading customer environments. We continue to make significant investments in our hosting infrastructure to improve efficiency and increase our ability to scale our hosting environment. Our architecture and security team is based in our Palo Alto, California headquarters, and our network operations center and deployment team is based in Portland, Oregon.

Sales and Marketing

We sell our platform primarily through our global direct sales organization. Our direct sales team is comprised of inside sales and field sales personnel who are organized by geographic regions, including the United States, South America and Europe. We intend to expand into Asia. We also work with channel partners, including resellers, leading global outsourcing vendors and system integrators. As of June 30, 2011, we had 105 employees in sales and marketing and we had over 100 Jive Alliance Partners distributing our platform worldwide.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target company executives, technology professionals and senior business leaders. Our principal marketing programs include:

•	use of our website to provide product and company information, as well as learning opportunities for potential customers;

•	field marketing events for customers and prospects;

•	inside sales professionals who respond to incoming leads to convert them into new sales opportunities;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	customer programs, including user meetings and our online customer community;

•	online marketing activities, including direct email, online web advertising, blogs and webinars;

•	public relations and social networking initiatives;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars; and

•	sponsorships and participation in marketing programs in the broader Jive ecosystem including Jive Apps Market partners.

In addition, we host our annual JiveWorld global user conference, where current and potential customers participate in a variety of programs designed to help drive business results through the use of our platform. This conference features a variety of prominent keynote and customer speakers, panelists and presentations focused on businesses of all sizes, across a wide range of industries. Attendees also gain insight into our recent product releases and enhancements and participate in interactive sessions that give them the opportunity to express opinions on new features and functionality.

Customers

We generally sell our platform and related services through our global sales organization directly to businesses, government agencies and other enterprises. As of June 30, 2011, we had 635 Jive Engage Platform customers in diverse industries, including consulting services, education, financial services, healthcare, life sciences, manufacturing, retail, telecommunications and technology. No individual customer represented more than 5% of our total revenues in the six months ended June 30, 2011.

Research and Development

Our engineering efforts support product development across all major operating systems, browsers, databases and mobile devices. We work closely with our customers and our user community to continually improve and enhance our platform and develop new products and features. We emphasize collaboration with customers throughout all areas of our organization in the development process. Our Jive Community allows customers to suggest, collaborate on and vote on new features and functionality. This input is utilized in many of our development plans and provides valuable customer insight that we use to establish the priorities of our engineering team. We also incorporate feedback from our employees, all of whom test our platform before each major release. Leveraging the platform architecture of Jive 5.0, we can quickly introduce new features across our entire customer base without the need for customers to install or implement any software.

As of June 30, 2011, we had 122 employees in research and development. Our research and development expenses were $6.3 million in 2008, $8.0 million in 2009, $18.3 million in 2010, and $15.8 million in the six months ended June 30, 2011.

Competition

The overall market for social business software solutions is rapidly evolving and highly competitive, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We currently compete with large, well-established multi-solution enterprise software vendors, such as Microsoft and IBM, enterprise software application providers which are adding social features to their existing applications, such as salesforce.com, inc., and smaller specialized software vendors. Our primary competition currently comes from established enterprise software companies that have greater name recognition, larger customer bases, much longer operating histories and significantly greater financial, technical, sales, marketing and other resources than we have and are able to provide comprehensive business solutions that are broader in scope than the solution we offer. Additionally, we compete with smaller companies who may adapt better to changing conditions in the market.

We expect that the competitive landscape will change as the market for social business software consolidates and matures.

We believe the principal competitive factors in our market include the following:

•	total cost of ownership;

•	breadth and depth of product functionality;

•	brand awareness and reputation;

•	ease of deployment and use of solutions;

•	level of customization, configurability, security, scalability and reliability of solutions;

•	ability to innovate and respond to customer needs rapidly;

•	size of customer base and level of user adoption; and

•	ability to integrate with legacy enterprise infrastructures and third-party applications.

We believe that we compete favorably on the basis of these factors. Notwithstanding the fact that some of our competitors offer the basic versions of their products for free or as low-cost additions to other software suites, we have demonstrated that customers are willing to pay for the value that our platform delivers. Our ability to remain competitive will depend, to a great extent, upon our ongoing performance in the areas of product development and customer support.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees, contractors and consultants, and confidentiality agreements with third parties. We also rely on a combination of trade secret, copyright, trademark, trade dress and domain name to protect our intellectual property. We have only recently begun to implement a strategy to seek patent protections for our technology and processes. We pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products and solutions are distributed. Also, protecting our intellectual property rights is costly and time-consuming and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business or our ability to compete and harm our operating results.

Employees

As of June 30, 2011, we had 358 regular full-time employees, including 15 in hosting, 27 in support, 51 in professional services, 122 in research and development, 105 in sales and marketing and 38 in general and administrative roles. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Legal Proceedings

We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position.

Facilities

We lease approximately 18,500 square feet of space for our corporate headquarters in Palo Alto, California pursuant to a lease that expires in May 2018. We also lease approximately 37,700 square feet of space in Portland, Oregon for certain administrative, research and development, sales and marketing and customer support functions pursuant to a lease that expires in September 2013. We maintain additional offices in Boulder, Colorado, and Tel Aviv, Israel, as well as sales and support offices in New York, Canada, Germany and the United Kingdom. We believe our facilities are adequate for our current needs.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of July 31, 2011:

Name	Age	Current Position(s) with Company

Executive Officers:

Anthony Zingale	55	Chief Executive Officer, Director and Chairman

Bryan J. LeBlanc	44	Chief Financial Officer

John F. Rizzo	54	Chief Marketing Officer

Brian J. Roddy	41	Senior Vice President of Engineering

John McCracken	44	Senior Vice President of Worldwide Sales

Key Employees:

Robert F. Brown, Jr.	42	Senior Vice President of Client Services

Patrick C. Lin	40	Senior Vice President of Product Management

William Lynch	33	Vice President of Product Management, Co-Founder and Director

Matthew A. Tucker	32	Chief Technology Officer and Co-Founder

Directors:

David G. DeWalt(1)	47	Director

James J. Goetz(2)	45	Director

Jonathan G. Heiliger(2)	34	Director

William A. Lanfri(1)(3)	58	Director

Sundar Pichai(3)	39	Director

Charles (Chuck) J. Robel(1)	62	Director and Lead Independent Director

Theodore (Ted) E. Schlein(2)	47	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers and Key Employees

Anthony Zingale has served as our Chief Executive Officer since February 2010, as a Director since October 2007 and as the Chairman of our board of directors since August 2011. He most recently served as President and Chief Executive Officer of Mercury Interactive Corporation, a business technology optimization solutions provider that merged with Hewlett-Packard, from December 2004 to December 2006. Since July 2009, Mr. Zingale has served as a member of the board of directors of ServiceSource International, Inc. From May 2007 until February 2011, he served on the board of directors of McAfee, Inc. Mr. Zingale holds a B.S. degree in Electrical and Computer Engineering and a B.S. in Business Administration from the University of Cincinnati. Mr. Zingale was selected to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive background in the enterprise software industry.

Bryan J. LeBlanc has served as our Chief Financial Officer since July 2008. Prior to joining us, Mr. LeBlanc served as the Chief Financial Officer of Webtrends Inc., a web analytics software company, from March 2006 to July 2008. Prior to that, Mr. LeBlanc served as Vice President of Finance and Operations for Mercury Interactive Corporation from May 2002 to March 2006. From March 2001 to May 2002, Mr. LeBlanc served as Chief Financial Officer of inSilicon Corporation, a semiconductor IP provider. From March 2000 to March 2001, Mr. LeBlanc was Chief Financial Officer for Fogdog, Inc., an online retailer of sporting goods and related merchandise. From June 2007 to September 2009, he was a member of the board of directors of Borland Software Corporation. Mr. LeBlanc holds an M.B.A. in Finance and Marketing from Santa Clara University and a B.A. in Biology from Holy Cross College.

John F. Rizzo has served as our Chief Marketing Officer since July 2011. Prior to joining us, Mr. Rizzo served as the President and Chief Executive Officer of Zeebo, Inc., a developer of wireless entertainment, education and Internet content delivery platforms, from March 2008 to February 2011. From 2004 to March 2008, Mr. Rizzo served as the Chief Executive Officer and President of Catapult Partners Consulting, a consulting firm. Mr. Rizzo has also held executive or senior management positions at Oracle Corporation, Apple Inc. and Intel Corporation, among others. Mr. Rizzo holds a B.S. in Electrical Engineering from Stanford University.

Brian J. Roddy has served as our Senior Vice President of Engineering since May 2010. Prior to joining us, from February 2007 to May 2010, Mr. Roddy served as Senior Director of Engineering at Cisco Systems, Inc., a networking communications and information technology provider. Mr. Roddy joined Cisco as a result of the acquisition of Reactivity, Inc., a networking company, which he co-founded in 1997. At Reactivity, Mr. Roddy served as Vice President of Engineering and as a member of the board of directors. Prior to Reactivity, Mr. Roddy was a senior scientist at Apple Inc. Mr. Roddy holds an M.S. in Computer Science from University of Wisconsin-Madison and a B.S.E. in Computer Science from the University of Pennsylvania.

John McCracken has served as our Senior Vice President of Worldwide Sales since November 2008. Prior to joining us, Mr. McCracken served as Senior Vice President of Sales at Inovis, Inc., a business management software provider, from March 2008 to October 2008. Prior to that, he served as Director of Sales, South Central Region, for Mercury Interactive from 2001 to 2004, and as its Vice President of Sales of the Americas for JT Governance and Application Performance Solutions from 2004 to December 2007. Mr. McCracken has also held executive management positions at American Express Company, Warrantech Corporation and PC ServiceSource, Inc., and served as an advisory board member for iConclude Co. Mr. McCracken holds a B.B.A. in Marketing from The University of Texas, Austin.

Robert F. Brown, Jr. has served as our Senior Vice President of Client Services since April 2008. Prior to joining us, Mr. Brown served as the Vice President of Sales for Innotas, Inc., a software as a service software provider, from April 2006 to March 2008. Prior to that, Mr. Brown held executive positions in Professional Services with Mercury Interactive from 2003 to 2005. Mr. Brown has also held management positions at Kintana, Inc., Oracle Corporation, PricewaterhouseCoopers LLP and United States Steel Corporation. Mr. Brown holds an M.B.A. from Cleveland State University and a B.S. in Business Administration from West Virginia University.

Patrick C. Lin has served as our Senior Vice President of Product Management since January 2011. Prior to joining us, from November 2004 to December 2010, Mr. Lin served as Vice President of Product Management at VMware, Inc., a provider of virtualization infrastructure software solutions. Prior to that, from May 2001 to November 2004, Mr. Lin was responsible for product management and marketing at Invio Software, Inc., a storage workflow automation vendor acquired by VERITAS Software Corporation. He has also held product management, business development and strategy consulting roles at Intuit Inc., WebTV Network, Inc., which was acquired by Microsoft, and Bain & Company. Mr. Lin holds an M.B.A. from INSEAD and M.S. and B.S. degrees in Electrical Engineering and a B.A. in East Asian Studies from Stanford University.

William Lynch co-founded Jive in February 2001 and has served as a Director since that time. In addition, Mr. Lynch has been a Vice President of Product Management since December 2007. From February 2001 to

November 2007, Mr. Lynch was our Vice President of Engineering. Mr. Lynch holds a B.S. in Computer Science from the University of Iowa. Mr. Lynch was selected to serve on our board of directors due to the perspective and experience he brings as one of our founders and as one of our larger stockholders, as well as his extensive experience and knowledge of our company.

Matthew A. Tucker co-founded Jive in February 2001 and has served as our Chief Technical Officer since that time. Mr. Tucker served as a member of our board of directors from February 2001 until March 2011. Mr. Tucker is actively involved in Open Standards efforts, including as a member of the board of directors of the OpenSocial Foundation and former member of the board of directors of the XMPP Standards Foundation. Mr. Tucker holds a B.S. in Computer Science from the University of Iowa.

Directors

David G. DeWalt has served as a Director since February 2011. Mr. DeWalt served as the Chief Executive Officer, President and Director of McAfee, Inc., a security software company that merged with Intel Corporation, from March 2007 to August 2011. Prior to joining McAfee, Mr. DeWalt served as Executive Vice President and President Customer Operations and Content Management Software, at EMC Corporation, an information infrastructure technology and solutions provider, from 2005 to 2007, and as its Executive Vice President, EMC Software Group from 2003 to 2005. Mr. DeWalt joined EMC Corporation in 2003 as a result of its acquisition of Documentum, Inc., where he served as its Chief Executive Officer and President from 2001 to 2003. Mr. DeWalt formerly served on the board of directors of McAfee and is currently the Chairman of the board of directors of Polycom, Inc. Mr. DeWalt holds a B.S. in computer science and electrical engineering from the University of Delaware. Mr. DeWalt was selected to serve on our board of directors due to the perspective and experience he brings from over 10 years as a president and chief executive officer of public software companies.

James J. Goetz has served as a Director since August 2007. Mr. Goetz has been a General Partner at Sequoia Capital since 2004. He currently serves on the boards of several privately held companies. In 1996, Mr. Goetz co-founded VitalSigns Software, Inc. Prior to that, Mr. Goetz held various product and marketing positions at SynOptics Inc., AT&T Inc. and Digital Equipment Corporation. Mr. Goetz has an M.S. in Electrical Engineering from Stanford University and a B.S. in Electrical and Computer Engineering from the University of Cincinnati. Mr. Goetz was selected to serve on our board of directors because of his deep experience and extensive knowledge of cloud, mobile and enterprise software companies.

Jonathan G. Heiliger has served as a Director since March 2011. Since October 2007, Mr. Heiliger has served as Vice President of Technical Operations at Facebook, Inc., a social networking company. Prior to that, from October 2005 through October 2007, Mr. Heiliger was a self-employed technology consultant. Mr. Heiliger also serves on the board of directors of a privately held company. Mr. Heiliger was selected to serve on our board of directors due to his extensive experience and knowledge of infrastructure and internal technology systems.

William A. Lanfri has served as an advisor since 2007 and as a Director since October 2008. From January 2006 through the present, Mr. Lanfri has been an independent investor and advisor to early stage technology companies. From 2000 to 2003, Mr. Lanfri was Operating Partner at Accel Partners, an investment management firm. From 2000 to 2001, Mr. Lanfri also served as Chief Executive Officer of Big Bear Networks, a communications equipment company. Mr. Lanfri has an M.B.A. from Santa Clara University and a B.A. in Economics from the University of California at Davis. Mr. Lanfri was selected to serve on our board of directors because he brings more than 25 years of background in building enterprise networking and telecommunications companies.

Sundar Pichai has served as a Director since March 2011. Since 2004, Mr. Pichai has served in various capacities at Google Inc., including as a Director of Product Management, Vice President of Product Management and currently as Senior Vice President of Chrome, Google’s web browser technology. Mr. Pichai holds an M.S. in Materials Science and Engineering from Stanford University and an M.B.A. from the Wharton School of the University of Pennsylvania. He received a B.Tech from the Indian Institute of Technology.

Mr. Pichai was selected to serve on our board of directors because he brings more than 15 years of experience developing high-tech consumer and enterprise products.

Charles (Chuck) J. Robel has served as a Director since December 2010. Mr. Robel served as Managing Member and Chief Operating Officer at Hummer Winblad Venture Partners, a venture capital fund, from June 2000 to December 2005. Mr. Robel began his career at PricewaterhouseCoopers LLP, from which he retired as a partner in June 2000. Mr. Robel served as the Chairman of the board of directors of McAfee from June 2006 to March 2011. Mr. Robel currently serves on the board of directors of Autodesk, Inc., DemandTec, Inc. and Informatica Corporation. In addition, Mr. Robel also serves on the boards of directors of several privately held companies. Mr. Robel holds a B.S. in Accounting from Arizona State University. Mr. Robel was selected to serve on our board of directors due to his extensive service as a board member of several other technology and software companies, which brings to our board of directors substantial experience and knowledge in the areas of financial expertise, strategic direction and corporate governance leadership.

Theodore (Ted) E. Schlein has served as a Director since July 2010. Mr. Schlein has served as a Managing Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since 1996. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of Internet security technology and business management technology solutions, including as Vice President of Enterprise Products. He served on the board of directors of ArcSight, Inc., which was acquired by Hewlett Packard, from March 2002 to October 2010. Mr. Schlein holds a B.A. in Economics from the University of Pennsylvania. Mr. Schlein was selected to serve on our board of directors due to his extensive experience working with early-stage technology companies in the enterprise software and infrastructure markets, including ventures within the network and consumer security arena.

Board Composition

Our board of directors is currently composed of nine members. Our bylaws permit up to nine members and, in accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Lynch, Heiliger and Pichai and their terms will expire at the annual general meeting of stockholders to be held in 2012;

•	The Class II directors will be Messrs. Goetz, Lanfri and Schlein and their terms will expire at the annual general meeting of stockholders to be held in 2013; and

•	The Class III directors will be Messrs. DeWalt, Robel and Zingale and their terms will expire at the annual general meeting of stockholders to be held in 2014.

This classification of our board of directors may have the effect of delaying or preventing a change of our management or changes in control of our company.

As part of the restructuring of the board of directors in preparation for our initial public offering, upon the expiration of Mr. Lynch’s service as a Class I Director in May 2012, Mr. Lynch will cease serving on our board of directors and we are obligated to nominate Mr. Tucker to stand for election as a Class I director.

Director Independence

Under the listing requirements and rules of                     , independent directors must comprise a majority of a listed company’s board of directors within a specified period.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. DeWalt, Goetz, Heiliger, Lanfri, Pinchai, Robel and Schlein do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of                     . In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors should serve as a lead independent director at any time when the Chief Executive Officer serves as the chairman of the board of directors, or if the Chairman is not otherwise independent. Because Mr. Zingale is our Chairman and Chief Executive Officer, our board of directors has appointed Mr. Robel to serve as our lead independent director. As lead independent director, Mr. Robel will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Audit Committee

Our Audit Committee is comprised of Messrs. DeWalt, Lanfri and Robel, each of whom is a non-employee, independent member of our board of directors. Mr. Robel is our Audit Committee chairman and our Audit Committee financial expert, as currently defined under the SEC rules. Each member of the Audit Committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the                     .

Our Audit Committee oversees our corporate accounting and financial reporting process. The Audit Committee evaluates our independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on the Jive engagement team as required by law; reviews our critical accounting policies and estimates; and will annually review the Audit Committee Charter and the Audit Committee’s performance. The Audit Committee will operate under a written charter that will satisfy the applicable standards of the SEC and the                     .

Compensation Committee

The current members of our Compensation Committee are Messrs. Goetz, Heiliger and Schlein, each of whom is a non-employee, independent member of our board of directors. Mr. Goetz is the Chairman of the Compensation Committee.

Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our executive officers and employees. The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The Compensation Committee will also administer the issuance of stock options and other awards under our stock plans. The Compensation Committee will review and evaluate, at least annually, the performance of the Compensation Committee and its members. The Compensation Committee will operate under a written charter that will satisfy the applicable standards of the SEC and the                     .

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Lanfri and Pichai, each of whom is a non-employee, independent member of our board of directors. Mr. Lanfri is the Chairman of the Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board of directors. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The Nominating and Corporate Governance Committee will operate under a written charter that will satisfy the applicable standards of the SEC and the                             .

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or has at any time during the past year been, an officer or employee of ours. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Business Conduct and Ethics

We plan to adopt a code of business conduct and ethics that will apply to all of our employees, including our executive officers and directors, and those employees responsible for financial reporting. The code of business conduct and ethics will be available on our website. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Non-Employee Director Compensation

Our Compensation Committee has approved an outside director compensation policy that will become applicable to all our non-employee directors effective upon the date of this prospectus. This policy provides that each such non-employee director will receive the following compensation for board services:

•

an annual cash retainer of $15,000 for serving as chairman of the Audit Committee, $10,000 for serving as chairman of the Compensation Committee and $10,000 for serving as chairman of the Nominating and Corporate Governance Committee;

•	an annual cash retainer of $5,000 for serving as a member of any of the three committees;

•	upon first joining the board of directors, an initial stock option grant to purchase 30,000 shares of our common stock;

•

an initial stock option grant to purchase 45,000 shares of common stock for serving as chairman of the Audit Committee, and thereafter an annual stock option grant to purchase 15,000 shares of our common stock, subject to continuous service as the chairman of the Audit Committee;

•	a one-time stock option grant to purchase 25,000 shares of our common stock for serving as a member of the Compensation Committee or the Nominating and Corporate Governance Committee;

•	beginning in 2013, an annual stock option grant to all directors, excluding the Lead Independent Director, to purchase 10,000 shares of our common stock;

•	beginning in 2013, an annual stock option grant to our Lead Independent Director to purchase 15,000 shares of our common stock;

•

on the date of this prospectus, a one-time stock option grant to all directors, excluding the Lead Independent Director, to purchase 30,000 shares of our common stock at the initial public offering price; and

•	on the date of this prospectus, a one-time stock option grant to our Lead Independent Director to purchase 40,000 shares of our common stock at the initial public offering price.

Directors who are employees do not receive any compensation for their service on our board of directors. We have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

The following table sets forth information regarding compensation earned by our non-employee directors for the fiscal year ended December 31, 2010:

Name	Option Awards(1)	All Other Compensation	Total
David G. DeWalt	$—	$—	$—
James J. Goetz	—	—	—
Jonathan G. Heiliger	—	—	—
David J. Hersh(2)	—	—	—
William A. Lanfri	260,253	—	260,253
Christopher Lochhead(2)(3)	1,060,512	133,336	1,193,848
Sundar Pichai	—	—	—
Charles (Chuck) J. Robel	191,928	—	191,928
Theodore (Ted) E. Schlein	—	—	—

(1)	The amounts set forth in the option awards columns reflect the fair value of the awards on the date of grant under ASC 718, excluding the impact of forfeitures. See note 11 of notes to our consolidated financial statements for the valuation assumptions and other information related to our option awards.
(2)	Messrs. Hersh and Lochhead are former directors who ceased to serve as directors in February 2011 and May 2011, respectively.
(3)	The amount set forth in the other compensation column for Mr. Lochhead was related to both compensation earned for consulting services in 2010 and for services as a director.

Equity incentive awards outstanding at December 31, 2010 for each non-employee director were as follows:

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/Sh.)	Option Expiration Date
David G. DeWalt	—		—		$—	—
James J. Goetz	—		—		—	—
Jonathan G. Heiliger	—		—		—	—
David J. Hersh	—		—		—	—
William A. Lanfri	—		—		—	—
Christopher Lochhead	824,000	(1)	—		1.75	06/03/20
Sundar Pichai	—		—		—	—
Charles (Chuck) J. Robel	—		120,000	(2)	2.85	12/20/20
Theodore (Ted) E. Schlein	—		—		—	—

(1)

This option was subject to an early exercise provision and was immediately exercisable. Twenty-five percent of the shares subject to the option vested on May 24, 2011 with an additional 6.25% of the shares subject to the option vesting on the 24th day of each month thereafter, such that the option would have fully vested on May 24, 2012. Mr. Lochhead ceased to serve as a director in May 2011, and, therefore, this option ceased to vest on such date and 412,000 of the unvested shares subject to the option were terminated. This option was granted for services as a Director as well as for consulting services in 2010.

(2)	Twenty-five percent of the shares subject to the options vest on December 20, 2011, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months, such that the option will be fully vested on December 20, 2014.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following is a discussion and analysis of our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made in 2010 for each of our named executive officers. This discussion also contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs we adopt in the future may differ materially from current or planned programs as summarized below.

Our named executive officers for 2010 were:

•	Anthony Zingale, our Chief Executive Officer;

•	Bryan J. LeBlanc, our Chief Financial Officer;

•	Brian J. Roddy, our Senior Vice President of Engineering;

•	John McCracken, our Senior Vice President of Worldwide Sales;

•	Robert F. Brown, Jr., our Senior Vice President of Client Services; and

•	David J. Hersh, our former Chief Executive Officer.

We formed our Compensation Committee in February 2011, and it held its first meeting in March 2011. Prior to the formation of our Compensation Committee, including with respect to compensation decisions for 2010, the executive team made recommendations to our board of directors, which was responsible for reviewing and approving executive compensation.

Because our Compensation Committee was recently formed, it has only recently begun to discuss our overall executive compensation philosophy and is in the process of formulating a comprehensive overall approach to executive compensation with the assistance of Radford, an Aon Hewitt Company. We expect that our Compensation Committee will continue to review, evaluate and modify our executive compensation framework as a result of our becoming a publicly traded company after this offering.

Executive Compensation Philosophy and Objectives

Philosophy. We operate in a highly competitive and rapidly evolving market, and we expect competition between social business software companies to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to recruit, incentivize and retain skilled and talented individuals to form an executive team characterized by a high level of sales, marketing, engineering, operations and financial expertise. Our compensation philosophy is designed to establish and maintain an executive compensation program that attracts and rewards proven and talented leaders who possess the skills and experience necessary to create long-term value for our stockholders, expand our business and assist in the achievement of our strategic goals. Our executive compensation program also permits us to recognize and reward individual achievements within the framework of our overarching goals and objectives.

Objectives. The primary goals of our executive compensation program are to:

•	recruit and retain talented and experienced individuals who are able to develop, implement and deliver on both short-term and long-term value creation strategies;

•	provide a fixed component of pay, base salary, that the Compensation Committee believes is reasonable and competitive for our company size, industry and location;

•	implement and emphasize a performance-based aspect of compensation that rewards both corporate and individual achievement; and

•	retain flexibility to review our compensation structure periodically as needed to focus on different business objectives from time to time, and review our compensation program at least annually.

Design. As a privately held company, executive compensation has historically been heavily weighted towards equity in the form of stock option grants. Our board of directors determined that compensation in the form of equity helped to align our executives with the long-term interests of our stockholders by driving achievement of our strategic and financial goals. To maintain a competitive compensation program, we also offer cash compensation in the form of base salaries and annual cash bonuses tied to corporate and individual objectives.

As we transition from being a privately held company to a publicly traded company, we will evaluate our compensation philosophy and programs, and, at a minimum, we intend to review executive compensation annually. As part of this review process, we expect to consider the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive, that we are meeting our retention objectives and the cost to us if we were required to find a replacement for a key executive or employee.

Our Compensation-Setting Process

Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been the result of arm’s-length negotiations between us and each individual executive at the time of their hire. Prior to the formation of our Compensation Committee, the board of directors was primarily responsible for overseeing and approving the negotiation of these arrangements based on recommendations from the executive team, including our Chief Executive Officer, Senior Vice President of Human Resources and Chief Financial Officer. Typically, except with respect to his own compensation, our Chief Executive Officer made recommendations to our board of directors regarding compensation matters for each named executive officer, including with respect to each key element of compensation (i.e., base salary changes, annual bonus and equity-based awards).

In 2010, we engaged Radford to assist us with a review of executive employee compensation which included a review of market data on base salary, all forms of variable incentive pay and equity-based compensation. Radford provided cash compensation market data at the 50th and 75th percentiles for privately held software and Internet/eCommerce companies with less than $100 million in annual revenues. In determining executive compensation for 2010, our board of directors reviewed and considered the market data provided by Radford, as well as other factors, such as our financial plan and the board of directors’ subjective assessment of executive performance. Our board of directors did not use the market data for purposes of benchmarking, but used it as a reference point in making executive compensation decisions in 2010.

In March 2011, the Compensation Committee retained Radford to review and assess our current executive employee compensation practices relative to market compensation practices. Specifically, Radford was engaged to:

•	provide data for the establishment of a peer group of companies to serve as a basis for assessing competitive compensation practices going forward;

•

review and assess our current compensation programs relative to market to determine any changes that may need to be implemented in order to remain competitive with our peer group and in connection with our initial public offering;

•	assess the competitiveness of the compensation program against the approved peer companies taking into consideration salary, incentives, equity and other benefits; and

•	review and recommend changes to executive contractual arrangements to ensure that they are consistent with peer and governance best practices.

We are in the early stages of this process. Our Compensation Committee generally expects to seek input from our Chief Executive Officer when discussing the performance and compensation of the other named executive officers, as well as during the process of searching for and negotiating compensation packages with new senior management hires. The Compensation Committee also expects to coordinate with our Chief Financial Officer in determining the financial and accounting implications of our compensation programs and hiring decisions.

Elements of Our Executive Compensation Program

The three key elements of our compensation package for named executive officers are on target earnings, made up of base salary and variable incentive compensation, equity-based awards and our benefits programs. For our Senior Vice President of Worldwide Sales, variable incentive compensation also includes a sales commission plan. Except with respect to bonuses, which typically are set as a pre-defined percentage of an individual’s salary, we do not use specific formulas or weightings in determining the allocation of the various pay elements; rather, each named executive officer’s compensation has been designed to provide a combination of fixed and at-risk compensation that is tied to achievement of our short- and long-term objectives.

On Target Earnings—Base Salary and Variable Incentive Compensation

When analyzing the cash compensation for our named executive officers, we have viewed the total cash compensation of base salary plus the performance bonuses as the on target earnings for each executive officer. In addition, for Mr. McCracken, who is a sales executive, on target earnings includes base salary, discretionary cash performance bonuses, and his sales commission plan. For Mr. McCracken, base salary and his sales commission plan were considered to be the primary motivational tool for achieving company goals. Based on the aggregated market data provided by Radford, and other factors such as individual performance, on target earnings adjustments for Mr. LeBlanc and Mr. Brown were approved by our board of directors in September 2010. Accordingly, base salaries of $230,000, a 15% increase, and $185,000, a 6% increase, were approved for Mr. LeBlanc and Mr. Brown, respectively. The percentages of base salary of Mr. LeBlanc and Mr. Brown for purposes of determining target annual incentives were not increased. However, as a result of these base salary increases, the dollar amounts of their target annual incentives increased as a result.

•

Base salary. We offer base salaries that are intended to provide a level of stable fixed compensation to executives for performance of day-to-day services. Each named executive officer’s base salary was established as the result of arm’s-length negotiation with the individual at the time of hiring, and is generally reviewed annually to determine whether an adjustment is warranted or required. The base salaries paid to our named executive officers in 2010 are set forth in the Summary Compensation Table below.

•

Variable incentive compensation. Our board of directors adopted an annual cash bonus plan for 2010 in order to reward the performance of our executive officers in achieving our financial and strategic objectives. Under the bonus plan, our board of directors established a target bonus amount (expressed as a percentage of base salary) for each of our executive officers that would become payable based upon the achievement of the applicable target performance measures. For each of the named executive officers, the target bonus was set by our board of directors and was based on achieving 100% of the plan goals. For achieving the threshold level of plan goals, which was 80% achievement, the threshold bonus would equal 50% of the target bonus. For achieving the maximum level of plan goals, which was 125% achievement, the maximum bonus would equal 125% of the target bonus. The methodology is set forth below and in the Grants of Plan-Based Awards Table.

With the exception of Mr. Zingale and Mr. McCracken, under the 2010 bonus plan, 50% of the bonus opportunity was based on the achievement of corporate performance measures and 50% of the bonus opportunity was based on individual performance and that 50% could be increased or decreased based on an individual performance. Our bonus plan for officers other than Mr. Zingale and Mr. McCracken divides the year into two independent semi-annual performance periods with corresponding independent semi-annual payments.

For Mr. Zingale, 100% of his bonus opportunity was based on the board of directors’ subjective assessment of his achievement of individual performance measures established by the board of directors. For Mr. McCracken, 100% of his bonus opportunity was based on a pre-determined goal for achievement of an annual billable business target, which exceeded our board approved plan and was considered to be a stretch goal. In addition, Mr. McCracken is entitled to commissions based on a sales commission plan. Both Mr. McCracken’s annual bonus and sales commission plan were based on revenue related metrics, including new business, renewals, and professional services. We have not disclosed the specific formulae or metrics targets for several reasons, including our belief that disclosure would result in competitive harm. The specific targets for new business, renewals, and professional services for Mr. McCracken were established by our board of directors, with input from our Chief Executive Officer. These targets were based on our historical operating results and growth rates, as well as our expected future results, and were designed to require significant effort on the part of Mr. McCracken. If disclosed, we believe the information would provide competitors and others with insights into our operations and sales compensation programs that would be harmful to us. The board of directors believed that Mr. McCracken’s annual incentive structure was appropriate because it would drive sales and profitability. Measurement and payment of the bonus opportunity for Mr. McCracken and Mr. Zingale was done on an annual basis. Mr. Hersh was not eligible to receive a bonus for 2010 as an executive officer due to his transition to his role as Chairman of the board of directors in February 2010.

•

Corporate performance measures. For every percentage point of achievement below 100%, every 1% is equivalent to a 2.5 percentage point reduction in the amount paid out down to a minimum threshold of 80%. For every percentage point of achievement above 100%, every 1% is equivalent to a 1 percentage point increase pay out, up to a maximum payout of 125%. For example, if achievement is 95% of target performance, the payout percentage would be 87.5% and, if the achievement is 115% of target performance, the payout percentage would be 115%. Once the corporate performance factors are determined, it is then multiplied by the individual performance achievement to come up with the combined payout percentage.

For the plan adopted in 2010, our board of directors established bookings achievement and adjusted operating expense as our corporate performance measures. These financial performance measures are important indicators of our ability to monetize our solutions and achieve revenue growth. Bookings achievement was calculated as the one year value of subscription licenses billed during the period plus the value of professional services contracts during the year. Adjusted operating expense targets were set based on our operating expenses excluding stock-based compensation, other non-cash expenses and other onetime expenses. Each of these corporate performance measures was given equal weight based on our belief that each was critical to our strategic goals for 2010 and were aligned to encourage revenue growth and the achievement of our adjusted operating income goals.

•

Individual performance measures and bonus decisions. Each executive officer is evaluated based on his or her overall performance, including demonstration of our values, as guided by our principles as described above. Our Chief Executive Officer evaluates each executive officer’s individual performance (other than his own performance). Our Compensation Committee will consider our Chief Executive Officer’s recommendations and approve the final bonus amounts, subject to any adjustments.

Mr. Zingale’s performance during 2010 was evaluated by the board of directors based on its subjective assessment of his performance in the areas of achievement of our operating plan, product development and release of Jive 5.0, and customer and employee engagement.

2010 Bonus Determinations

In August 2010, our board of directors reviewed our performance against the corporate performance metrics for the period of January 1, 2010 through June 30, 2010, and determined that we achieved both performance metrics established. In February 2011, our board of directors reviewed our performance against the corporate performance metrics for the period of July 1, 2010 through December 31, 2010 and determined that both performance metrics were achieved. These percentages were used to establish the size of the cash bonus pool available to the named executive officers and were also applied to each named executive officer’s target bonus. With respect to Mr. Zingale, whose bonus determination is made annually, the board of directors determined subjectively that he had achieved his performance objectives and should be entitled to 100% of his target bonus.

1st Half 2010 Corporate Performance Achievement
	Plan Weight	Plan (millions)	Achievement	Combined Achievement	Final Payout
Bookings	50%	$23.6	107.7%	53.9%
Adjusted operating expense	50	27.9	93.0	46.5

Corporate performance achievement and executive bonus pool funding				100.4%	100%

2nd Half 2010 Corporate Performance Achievement
	Plan Weight	Plan (millions)	Achievement	Combined Achievement	Final Payout
Bookings	50%	$38.4	99.3%	49.7%
Adjusted operating expense	50	37.9	96.5	48.3

Corporate performance achievement and executive bonus pool funding				98.0%	95%

The bonus amount for each named executive officer, other than Mr. Zingale and Mr. McCracken, was based on the corporate performance attainment percentages of 100% for the first half of 2010 and 95% for the second half of 2010. The product of the corporate performance percentages and the individual performance percentages, as determined by the Chief Executive Officer, were then applied to the target bonus amounts to determine the payout amounts for each executive officer.

The following bonuses were paid to our named executive officers for 2010:

	Target Bonus as a % of Base Salary	Actual Bonus Amount
Name		1st Half of 2010	2nd Half of 2010	Total	% of Base
Anthony Zingale	50%	$—	$—	$150,000	50%
Bryan J. LeBlanc	50	62,500	49,000	111,500	53
Brian J. Roddy(1)	50	—	46,725	46,725	36
John McCracken	67	—	—	150,000	67
Robert F. Brown, Jr.	57	50,000	50,000	100,000	56
David J. Hersh	—	—	—	—	—

(1)	Mr. Roddy commenced employment with us in May 2010 and, therefore, was only eligible for a bonus for second half of 2010.

Equity-Based Awards

Our practice as a private and rapidly growing company has been to grant equity awards to our newly-hired executive officers, in order to effectively align the interests of the executive with our long-term growth objectives. Historically, we have not made regular equity awards to our named executive officers, although we anticipate that annual equity awards may form a component of our compensation structure for executives going forward in order to more effectively align the interests of executive officers and our stockholders and ensure appropriate long-term incentives remain in place.

The sizes and types of awards that have historically been granted to newly-hired executive officers, including Mr. Roddy’s option grant in 2010, have not been determined based on a specific formula, but rather on a combination of the board of directors’ or Compensation Committee’s discretionary judgment regarding the appropriate level of compensation for the position, the need to fill a particular position, and the negotiation process with the particular individual involved. Since February 2010, we have also solicited input from Radford, which has provided its assessment regarding equity-based awards for new executives. In 2010, we granted options to purchase 100,000 shares of common stock to Mr. LeBlanc, based on the board of directors’ assessment of his performance and its consideration of the aggregated market data provided by Radford.

Benefits Programs

Our employee benefit programs, including our 401(k) plan and health, dental, vision and short-term disability programs, are designed to provide a competitive level of benefits to our employees generally, including our named executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other United States full-time employees.

Post-Employment Compensation

The terms and conditions of employment for each our named executive officers are set forth in their respective offer letter agreements. See “—Employment Agreement and Offer Letters” below for more information on these agreements. These agreements and/or applicable equity award documents provide for certain benefits in the event of the named executive officer’s termination of employment under specified circumstances or upon a change in control. We believe that in some cases our extension of these post-employment and change in control benefits was necessary in order to induce these individuals to forego other competitive opportunities that were available to them. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change of control. The material terms of these post-employment arrangements are set forth in “—Potential Payments Upon Termination or Change in Control” below.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code, or the Code, limits the amount that we may deduct from our federal income taxes for remuneration paid to our executive officers to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our Compensation Committee is mindful of the benefit to us of the full deductibility of compensation and will consider deductibility when analyzing potential compensation alternatives, our Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our Compensation Committee has not adopted a policy that requires that all compensation be deductible.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code.

Accounting Treatment

We account for stock compensation in accordance with the authoritative guidance set forth in ASC Topic 718, which requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers and one additional person who also served as our Chief Executive Officer during 2010, collectively referred to as the named executive officers, for 2010.

Name and Principal Position	Year	Salary		Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Anthony Zingale	2010	$255,769		$—	$2,611,632	$150,000	$—	$3,017,401
Chief Executive Officer

Bryan J. LeBlanc	2010	212,500		—	135,675	111,500	4,400	464,075
Chief Financial Officer

Brian J. Roddy	2010	131,250		—	1,210,087	46,725	4,550	1,392,612
Senior Vice President of Engineering

John McCracken	2010	225,000		—	—	369,189	6,600	600,789
Senior Vice President of Worldwide Sales

Robert F. Brown, Jr.	2010	179,167		—	—	100,000	10,837	290,004
Senior Vice President of Client Services

David J. Hersh(4)	2010	200,000	(5)	—	—	—	870,250	1,070,250
Former Chief Executive Officer

(1)	These amounts reflect the fair value of the awards on the date of grant under ASC 718, excluding the impact of forfeitures. See note 11 of notes to our consolidated financial statements included elsewhere in this prospectus for the valuation assumptions and other information related to these option awards.

(2)	Amounts in this column represent amounts earned pursuant to our 2010 Executive Bonus Plan as described in further detail below in the Grants of Plan-Based Awards Table. Amounts earned pursuant to the 2010 Executive Bonus Plan were paid in August 2010 for amounts earned for the first half of 2010 and in February 2011 for amounts earned for the second half of 2010. Mr. McCracken’s amount includes $150,000 related to the 2010 Executive Bonus Plan and $219,189 in commissions.
(3)	All other compensation in 2010 included the following:

Name	401(k) Match	Sale of Stock	Total
Anthony Zingale	$—	$—	$—
Bryan J. LeBlanc	4,400	—	4,400
Brian J. Roddy	4,550	—	4,550
John McCracken	6,600	—	6,600
Robert F. Brown, Jr.	10,837	—	10,837
David J. Hersh	8,250	862,000	870,250

Sale of stock for Mr. Hersh represents the gain on the sale to certain of our investors of 350,000 shares of our common stock in March 2010 and 50,000 shares in July 2010 in connection with our Series C preferred stock financing. See “Certain Relationships and Related Transactions.”
(4)	Mr. Hersh served as our Chief Executive Officer from July 2002 to February 2010.
(5)	This amount reflects salary paid to Mr. Hersh for his service as Chief Executive Officer from January 2010 to February 2010 and as Chairman of our board of directors for the remainder of 2010.

Grants of Plan-Based Awards Table for the Year Ended December 31, 2010

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)					Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Threshold ($)	Target ($)		Maximum ($)	Number of Securities Underlying Options (#)
Anthony Zingale	—	$75,000	$150,000		$187,500	—	$—	$—
	3/11/10	—	—		—	449,631	1.51	334,859
	6/03/10	—	—		—	2,757,784	1.75	2,276,773

Bryan J. LeBlanc	—	25,000	50,000		62,500	—	—	—
	—	25,000	50,000		62,500	—	—	—
	9/08/10	—	—		—	100,000	2.61	135,675

Brian J. Roddy	—	26,250	52,500		65,625	1,286,966	1.75	1,210,087

John McCracken	—	75,000	150,000		187,500	—	—	—
	—	—	225,000	(3)	—	—	—	—

Robert F. Brown, Jr.	—	25,000	50,000		62,500	—	—	—
	—	25,000	50,000		62,500	—	—	—

David J. Hersh	—	—	—		—	—	—	—

(1)	For each of the named executive officers, the target bonus was set by our board of directors and was based on achieving 100% of the plan goals. For achieving the threshold level of plan goals, which was 80% achievement, the threshold bonus would equal 50% of the target bonus. For achieving the maximum level of plan goals, which was 125% achievement, the maximum bonus would equal 125% of the target bonus.
(2)	These amounts reflect the fair value of the awards on the grant date under ASC 718, excluding the impact of forfeitures. See note 11 of notes to our consolidated financial statements included elsewhere in this prospectus for the valuation assumptions and other financial information related to these options.

(3)	There is no threshold or maximum for Mr. McCracken’s sales compensation plan. The target is $225,000, see “—Compensation Discussion and Analysis.”

Outstanding Equity Awards as of December 31, 2010

The following table sets forth the outstanding equity awards held by the named executive officers as of December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/Sh.)	Option Expiration Date
Anthony Zingale	150,416	39,584	(1)	$0.30	10/10/17
	449,631	—		1.51	3/10/20
	—	2,757,784	(2)	1.75	6/02/17

Bryan J. LeBlanc	334,008	218,833	(3)	0.53	7/30/18
	158,411	221,777	(4)	0.56	4/16/19
	—	100,000	(5)	2.61	9/08/10

Brian J. Roddy	—	1,286,966	(6)	1.75	6/30/20

John McCracken	211,870	348,506	(7)	0.53	11/12/18
	158,411	221,777	(4)	0.56	4/16/19

Robert F. Brown Jr.	133,333	66,667	(3)	0.53	7/30/18
	23,958	26,042	(8)	0.53	2/11/19
	58,411	221,777	(4)	0.56	4/16/19

David J. Hersh	—	—		—	—

(1)	These options vested as to 25% of the total granted on October 18, 2008, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on October 18, 2011.
(2)	These options may be exercised early, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us. These options will vest as to 25% of the total granted on June 3, 2011, with an additional 1/12 of the remaining amount vesting quarterly over the following 12 quarters with full vesting occurring on June 3, 2014.
(3)	These options vested as to 25% of the total granted on July 28, 2009, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on July 28, 2012.
(4)	These options vested as to 25% of the total granted on April 17, 2010, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on April 17, 2013.
(5)	These options vest as to 25% of the total granted on August 1, 2011, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on August 1, 2014.
(6)	These options vested as to 25% of the total granted on April 16, 2009, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on April 16, 2012.
(7)	These options vested as to 25% of the total granted on October 28, 2009, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on October 28, 2012.
(8)	These options vested as to 25% of the total granted on January 1, 2010, with an additional 1/36 of the remaining amount vesting monthly over the following 36 months with full vesting occurring on January 1, 2013.

Option Exercises for the Year Ended December 31, 2010

The following table sets forth certain information with respect to the exercise of stock options during 2010 for our named executive officers. There were no stock awards that vested in 2010.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Anthony Zingale	—	$—
Bryan J. LeBlanc	—	—
Brian J. Roddy	—	—
John McCracken	200,000	244,000
Robert F. Brown Jr.	100,000	229,000
David J. Hersh	—	—

(1)	Represents the value of our common stock on the date of exercise, as determined by our board of directors, less the option exercise price multiplied by the number of shares for which the option was exercised.

Employment Agreement and Offer Letters

Anthony Zingale

We entered into an executive employment agreement with Mr. Zingale, our Chief Executive Officer, in May 2010. The executive employment agreement has no specific term and constitutes at-will employment. Mr. Zingale’s current annual base salary is $300,000, and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. Zingale’s commencement of employment, he was initially granted an option to purchase 2,757,784 shares of our common stock at an exercise price of $1.75 per share. The executive employment agreement provides for acceleration of 100% of the then-unvested shares subject to this option in the event Mr. Zingale is terminated for any reason or not offered employment as the resulting organization’s chief executive officer at a location within 35 miles of the previous location of Mr. Zingale’s employment following a change in control. In addition, in August 2011, our board of directors adopted a policy that provides that if Mr. Zingale is involuntarily terminated not within 12 months following a change of control, he will be paid 12 months of his base salary and provided 12 months of benefits continuation and if Mr. Zingale is involuntarily terminated without cause or his employment is terminated for good reason within 12 months following a change of control, he will be paid 18 months of his base salary and provided 18 months of benefits continuation.

Bryan J. LeBlanc

We entered into an offer letter with Mr. LeBlanc, our Chief Financial Officer, in June 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. LeBlanc’s current annual base salary is $230,000, and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. LeBlanc’s commencement of employment, he was initially granted an option to purchase 552,841 shares of our common stock at an exercise price of $0.53 per share. The option grant provides for acceleration of 50% of the total shares subject to the option in the event Mr. LeBlanc is either involuntarily terminated without cause or is terminated by Mr. LeBlanc for good reason, each within 12 months following a change in control. In addition, in August 2011, our board of directors adopted a policy that provides that if Mr. LeBlanc is involuntarily terminated not within 12 months following a change of control, he will be paid nine months of his base salary and provided nine months of benefits continuation and if Mr. LeBlanc is involuntarily terminated without cause or his employment is terminated for good reason within 12 months following a change of control, he will be paid 12 months of his base salary and provided 12 months of benefits continuation.

Brian J. Roddy

We entered into an offer letter with Mr. Roddy, our Senior Vice President of Engineering in April 2010. The offer letter has no specific term and constitutes at-will employment. Mr. Roddy’s current annual base salary is $210,000 and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. Roddy’s commencement of employment, he was initially granted an option to purchase 1,286,966 shares of our common stock at an exercise price per share of $1.75. The option grant provides for acceleration of 50% of the total shares subject to the option in the event Mr. Roddy is either involuntarily terminated without cause or required to relocate more than 30 miles from our office, each within 12 months following a change in control. In addition, in August 2011, our board of directors adopted a policy that provides that if Mr. Roddy is involuntarily terminated within the first six months of his employment and not within 12 months following a change of control, he will be paid six months of his base salary and provided six months of benefits continuation and if Mr. Roddy is involuntarily terminated after the first six months of his employment and not within 12 months following a change of control, he will be paid nine months of his base salary and provided nine months of benefits continuation and if Mr. Roddy is involuntarily terminated without cause or his employment is terminated for good reason within 12 months following a change of control, he will be paid 12 months of his base salary and provided 12 months of benefits continuation.

John McCracken

We entered into an offer letter with Mr. McCracken, our Senior Vice President of Worldwide Sales, in October 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. McCracken’s current annual base salary is $225,000 and he is eligible to earn a sales incentive bonus equal to 100% of his base salary for achieving designated booking targets plus an annual operating incentive bonus equal to 67% of this base salary should the company exceed its designated normalized booking and profitability numbers as set forth in our annual operating plan. In connection with Mr. McCracken’s commencement of employment, he was initially granted an option to purchase 760,376 shares of our common stock at an exercise price of $0.53 per share. The option grant provides for acceleration of 50% of the total shares subject to the option in the event Mr. McCracken is either involuntarily terminated without cause or is terminated by Mr. McCracken for good reason, each within 12 months following a change in control. In addition, in August 2011, our board of directors adopted a policy that provides that if Mr. McCracken is involuntarily terminated not within 12 months following a change of control, he will be paid nine months of his base salary and provided nine months of benefits continuation and if Mr. McCracken is involuntarily terminated without cause or his employment is terminated for good reason within 12 months following a change of control, he will be paid 12 months of his base salary and provided 12 months of benefits continuation.

Robert F. Brown, Jr.

We entered into an offer letter with Mr. Brown, our Senior Vice President of Client Services in March 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Brown’s current annual base salary is $185,000 and he is eligible to earn bonus compensation under our executive bonus compensation plan. In connection with Mr. Brown’s commencement of employment, he was initially granted an option to purchase 200,000 shares of our common stock at an exercise price of $0.53 per share. The offer letter provides that in the event he is terminated without cause or is constructively terminated, Mr. Brown is eligible for a severance payment equal to three months of his then-current base salary. If a termination without cause or constructive termination occurs within 12 months following a change in control, each of Mr. Brown’s option grants provides for acceleration of vesting of 50% of the total shares subject to the option grants. In addition, in August 2011, our board of directors adopted a policy that provides that if Mr. Brown is involuntarily terminated without cause or his employment is terminated for good reason within 12 months following a change of control, he will be paid 12 months of his base salary and provided 12 months of benefits continuation.

David J. Hersh

We entered into an offer letter with Mr. Hersh, our former Chief Executive Officer in July 2002. The offer letter agreement had no specific term and constituted at-will employment. Mr. Hersh ceased acting as our Chief

Executive Officer in February 2010 and was appointed the Chairman of our board of directors and served in this role until February 2011. At the time he ceased acting as Chief Executive Officer, Mr. Hersh’s annual base salary was $200,000 and he was eligible to earn bonus compensation under our executive bonus compensation plan.

Potential Payments Upon Termination Not Following Change of Control

The following table sets forth quantitative estimates of the benefits that would have accrued to our named executive officers as of                      if their employment had been involuntarily terminated on                     .

Name	Severance Pay(1)		Value of Benefits Continuation(2)
Anthony Zingale	$		$
Bryan J. LeBlanc
Brian J. Roddy
John McCracken
Robert F. Brown Jr.
David J. Hersh		—		—

(1)	Amounts indicated in the table are calculated based on each individual’s current monthly salary multiplied by the number of months described in each individual described under “—Employment Agreement and Offer Letters.”
(2)	The value of benefits continuation is based on the cost of COBRA continuation coverage for each individual’s current coverage for the period described under “—Employment Agreement and Offer Letters.”

Potential Payments Upon Termination Following Change of Control

The following table sets forth quantitative estimates of the benefits that would have accrued to our named executive officers as of                     , if their employment had been terminated by us without cause or if they experienced a constructive termination, each within 12 months following a change of control.

Name	Severance Pay(1)		Value of Accelerated Options(2)	Value of Benefits Continuation(3)
Anthony Zingale(4)	$		$	$
Bryan J. LeBlanc(5)
Brian J. Roddy(6)
John McCracken(7)
Robert F. Brown, Jr.(8)
David J. Hersh		—

(1)	Amounts indicated in the table are calculated based on each individual’s current monthly salary multiplied by the number of months described in each individual described under “—Employment Agreement and Offer Letters.”
(2)	Amounts indicated in the table are calculated as the difference between the fair value of a share of common stock underlying the options subject to accelerated vesting on and the exercise price of these options, multiplied by the number of unvested shares. The midpoint of the price range set forth on the cover page of this prospectus is $ and this was used as the estimated stock price.
(3)	The value of benefits continuation is calculated based on the cost of COBRA continuation coverage for each individual’s current coverage for a period described under “—Employment Agreement and Offer Letters.”
(4)	As of , shares of common stock subject to Mr. Zingale’s options would be accelerated if he were either terminated for any reason or if Mr. Zingale is not hired as the resulting organization’s chief executive officer, each within 12 months following a change of control.

(5)	As of , shares of common stock subject to Mr. LeBlanc’s options would be accelerated if he were either terminated without cause or resigns for good reason, each within 12 months following a change of control, which is 50% of the shares subject to the options granted to Mr. LeBlanc that were unvested as of .
(6)	As of , shares of common stock subject to Mr. Roddy’s options would be accelerated if he were either terminated without cause or resigns for good reason, each within 12 months following a change of control, which is 50% of the shares subject to the options granted to Mr. Roddy that were unvested as of .
(7)	As of , shares of common stock subject to Mr. McCracken’s options would be accelerated if he were either terminated without cause or resigns for good reason, each within 12 months following a change of control, which is 50% of the shares subject to the options granted to Mr. McCracken that were unvested as of .
(8)	As of , shares of common stock subject to Mr. Brown’s options would be accelerated if he were either terminated without cause or resigns for good reason, each within 12 months following a change of control, which is 50% of the shares subject to the options granted to Mr. Brown that were unvested as of .

Employee Benefit Plans

2011 Equity Incentive Plan

The board of directors adopted our 2011 Equity Incentive Plan, or the 2011 Plan, on August 23, 2011, and we expect our stockholders will approve it prior to the completion of this offering. Subject to stockholder approval, the 2011 Plan is effective upon the later to occur of its adoption by the board of directors or the registration date, and is not expected to be utilized until after the completion of this offering. The purpose of the 2011 Plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to eligible participants, and promote the success of our business. The 2011 Plan provides for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants.

Administration. The Compensation Committee will administer the 2011 Plan after the completion of the offering. Subject to the provisions of the 2011 Plan, the committee has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The committee also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the committee and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Grant of awards; shares available for awards. A total of                     shares of common stock are reserved for issuance pursuant to the 2011 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2011 Plan will also include (a) those shares reserved but unissued under the 2007 Plan (as defined below) and 2002 Plan (as defined below) as of the date of this prospectus and (b) shares returned to the 2007 Plan and 2002 Plan as the result of expiration or termination of options (provided that the maximum number of shares that may be added to the 2011 Plan pursuant to (a) and (b)                     ). The number of shares available for issuance under the 2011 Plan will also include an annual increase on the first day of each fiscal year beginning in 2013, equal to the least of:

•	shares;

•	3.9% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as the board of directors may determine.

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the committee will make proportionate adjustments to the number of shares reserved for issuance, the exercise price and the number or type of shares covered by each award.

Stock options. Under the 2011 Plan, we may grant participants incentive stock options, which qualify for special tax treatment under U.S. tax law, as well as nonstatutory stock options. The exercise price of options granted under the 2011 Plan must at least be equal to the fair market value of the common stock on the date of grant, except that options granted to non-U.S. taxpayers may have an exercise price that is less than the fair market value of the common stock on the date of grant if necessary to comply with local law. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of the 2011 Plan, the committee determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights. Stock appreciation rights may be granted under the 2011 Plan. Stock appreciation rights allow the participant to receive the appreciation in the fair market value of the common stock between the exercise date and the grant date. Subject to the provisions of the 2011 Plan, the committee determines the terms of the stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the stock appreciation right will remain exercisable for 12 months. In all other cases, the stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term.

Restricted stock awards. Awards of restricted stock may be granted under the 2011 Plan, which are grants of shares of common stock that vest in accordance with terms and conditions established by the committee. The committee will determine the number of shares granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the committee may set restrictions based on the achievement of specific performance goals or continued service to us). The committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units. Awards of restricted stock units may be granted under the 2011 Plan, which are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The committee determines the terms and conditions of restricted stock units including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The committee, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance units/performance shares. Awards of performance units and performance shares may be granted under the 2011 Plan, which are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. The committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the committee, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The committee, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside director awards. The 2011 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2011 Plan.

Transferability. Unless the committee provides otherwise, the 2011 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in control provisions. The 2011 Plan provides that in the event of a merger or “change in control,” as defined in the 2011 Plan, each outstanding award will be treated as the committee determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The committee is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The committee will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements.

Compliance with laws. The 2011 Plan is designed to comply with all applicable federal, state, and foreign laws, including the Securities Act and the Exchange Act.

Amendment and Termination. The board of directors may amend, alter, suspend, or terminate the 2011 Plan at any time, provided that any change that would adversely affect the holder of a previously granted award requires the holder’s written consent. No amendment that requires the approval of our stockholders shall be made without the approval of our stockholders.

2007 Stock Incentive Plan

We established our 2007 Stock Incentive Plan, or the 2007 Plan, in August 2007 and amended it most recently in August 2011. The 2007 Plan provides for the award of incentive stock options, nonqualified stock options, restricted stock purchase rights and restricted stock bonuses.

Administration. The 2007 Plan is administered and interpreted by our board of directors. Currently the board of directors has the full and final power and authority to determine the terms of awards under the 2007 Plan, including designating those persons who will receive awards, the types of awards granted, the fair market value of shares of stock or other property, and the restrictions and conditions that may be applicable to each award and underlying shares. Awards under the 2007 Plan are evidenced by award agreements.

Grant of awards; Shares Available for Awards. Generally, awards under the 2007 Plan may be granted to our employees, consultants and directors or any of our affiliates, other than incentive stock options, which may only be granted to employees. As of June 30, 2011, an aggregate of 19,471,538 shares of our common stock are reserved for issuance under the 2007 Plan. The number of shares issued or reserved pursuant to the 2007 Plan will be adjusted by the board of directors, as it deems appropriate, as the result of stock splits, combination of shares, dividend payable in shares, recapitalization or reclassification. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2007 Plan, the board of directors will make proportionate adjustments to the number of shares reserved for issuance, the exercise price and the number or type of shares covered by each award.

Stock options. Under the 2007 Plan, the board of directors may grant participants incentive stock options, which qualify for special tax treatment under U.S. tax law, as well as nonqualified stock options. The board of directors establishes the duration of each option at the time of grant, with a maximum duration of 10 years from the effective date of the grant; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, may not have a term in excess of five years. The board of directors also establishes any vesting requirements, including performance criteria or passage of time that must be satisfied prior to the exercise of options. The board of directors establishes the exercise price of options on the grant date. Incentive stock options must have an exercise price that is not less than the fair market value of a share of common stock on the grant date, except that incentive stock options held by participants who own more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Payment of the exercise price for shares being purchased pursuant to a stock option may be made in cash or check, or, if we permit, by means of a stock tender exercise, a cashless exercise or a net exercise. Unless otherwise determined by the board of directors, after the termination of a participant’s employment or service, he or she may exercise his or her option for 30 days following the termination date, except the time period is 12 months in the case of termination as a result of death or disability.

Restricted stock awards. Restricted stock awards under the 2007 Plan may be made in the form of either restricted stock bonuses or restricted stock purchase rights. Restricted stock bonuses are awards of shares that vest in accordance with terms and conditions established by the board of directors. Restricted stock purchase rights are awards of rights to purchase shares that vest in accordance with terms and conditions established by the board of directors. Except as otherwise provided by an award agreement, recipients of restricted stock awards have all the rights of stockholders with respect to the underlying shares, including the right to vote such shares and receive dividends on such shares. Shares of restricted stock that do not vest for any reason will be subject to repurchase by us.

Change in control provisions. The 2007 Plan provides that in the event of a transaction, as defined under the 2007 Plan, each outstanding option will be treated as the board determines, including that outstanding options may remain in effect in accordance with their terms, be converted into options to purchase stock in one or more corporations that are surviving or acquiring corporations in the transaction, be exercisable for a period of 30 days or less before the consummation of the transaction and be terminated thereafter if not previously exercised, or be accelerated in connection with the transaction and terminated thereafter if not previously exercised.

Compliance with laws. The 2007 Plan is designed to comply with all applicable federal, state and foreign securities laws, including the Securities Act and the Exchange Act. The 2007 Plan and all awards granted thereunder are intended to comply with, or otherwise be exempt from, Section 409A of the Code.

Amendment and termination. The board of directors may amend, suspend or terminate the 2007 Plan at any time, provided that any change that would adversely affect the holder of a previously granted award requires the holder’s written consent. No amendment that requires the approval of our stockholders shall be made without the approval of our stockholders.

2002 Equity Incentive Plan

We established the 2002 Equity Incentive Plan, or the 2002 Plan, in July 2002. We ceased making awards under the 2002 Plan in September 2005, however, option awards previously granted and outstanding under the 2002 Plan remain subject to the terms of the 2002 Plan and the applicable award agreement. The 2002 Plan provided for the award of incentive stock options and nonqualified stock options, the grant of stock bonuses and the right to acquire restricted stock.

Administration. The 2002 Plan is administered and interpreted by our board of directors. The board of directors has the full and final power and authority to determine the terms of option awards, stock bonuses and restricted stock issuances under the 2002 Plan, including designating those persons who received awards, bonuses and issuances, the number of shares to be subject to each award, bonus and issuance, the fair market value of shares of stock or other property, and the restrictions and conditions that may be applicable to each award, bonus and issuance as well as to the underlying shares to which they pertain. All decisions, determinations, and interpretations of the board of directors is final and binding on all participants. Issuances and grants under the 2002 Plan are evidenced by agreements between us and the recipient.

Grant of option awards; shares available for awards. Generally, option awards, stock bonuses and restricted stock issuances under the 2002 Plan could have been provided to our employees, consultants and directors or any of our affiliates, other than incentive stock options, which could have only been granted to employees. As of June 30, 2011, an aggregate of 6,556,778 shares of our common stock had been reserved in connection with exercised and outstanding options under the 2002 Plan. The exercise price and number of shares issued pursuant to options under the 2002 Plan will be adjusted proportionally by the board of directors, as it deems appropriate, as the result of a stock split, reverse stock split, stock dividend, combination or reclassification of shares, or any other increase or decrease in the number of shares effected without receipt of consideration by us.

Stock options. Under the 2002 Plan, the board of directors granted participants incentive stock options, which qualified for special tax treatment under U.S. tax law, as well as nonstatutory stock options. The board of directors established the duration of each option at the time of grant, with a maximum duration of 10 years from the effective date of the grant; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, could not have a term in excess of five years. The board of directors also established any vesting requirements, including performance criteria or passage of time, that must be satisfied prior to the exercise of options. Incentive stock option grants were required to have an exercise price that was not less than the fair market value of a share of common stock on the grant date, while nonstatutory stock option grants were required to have an exercise price that was not less than 85% of the fair market value of a share of common stock on the grant date, except that incentive stock options held by participants who own more than 10% of the total combined voting power of all classes of our stock, or of certain of our affiliates, must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Payment of the exercise price for shares being purchased pursuant to a stock option may be made in cash or check, by issuance of a promissory note, by means of a stock tender exercise, a cashless exercise or a net exercise or by a combination of the foregoing. Unless otherwise determined by the board of directors, after the termination of a participant’s employment or service, he or she may exercise his or her option for at least 30 days (or, if no time period is specified in the award agreement, 3 months) following the termination date, except the time period is 12 months in the case of termination as a result of death or disability.

Restricted stock awards. Restricted stock awards under the 2002 Plan could have been in the form of either restricted stock bonuses or restricted stock purchase rights. Except as otherwise provided by an award agreement, recipients of restricted stock awards have all the rights of stockholders with respect to the underlying shares, including the right to vote such shares and receive dividends on such shares. Shares of restricted stock that do not vest for any reason will be subject to repurchase by us.

Change in control provisions. In the event of a merger or sale of substantially all of the assets of the company, the surviving entity (or the parent or subsidiary of the surviving entity) may assume or continue the rights and obligations under any outstanding option, or may substitute substantially equivalent options with respect to the surviving entity’s stock. In the event that a successor corporation does not assume or substitute an equivalent option for any outstanding option, then such option will fully vest and become exercisable, if applicable, for a period of 15 days from the date that notice of the transaction is provided. The option will then terminate upon the expiration of that period.

Compliance with laws. The 2002 Plan is designed to comply with all applicable federal, state and foreign securities laws, including the Securities Act and the Exchange Act.

Amendment and termination. The board of directors may amend, alter, suspend or terminate the 2002 Plan at any time, provided that any change that would impair the rights of the holder of a previously granted option requires the holder’s written consent. However, no amendment that requires the approval of our stockholders shall be made without the approval of our stockholders.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to 90% of their eligible compensation subject to applicable annual limits set pursuant to the Code. We make a nondiscretionary matching contribution equal to 100% of the first 3% and 50% of the next 2% of compensation contributed by employees. We made matching contributions of $0.3 million, $0.4 million and $0.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.4 million and $0.7 million for the six months ended June 30, 2010 and 2011, respectively. Pre-tax contributions and matching contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We intend for the 401(k) plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits us from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws also include indemnification of our directors and officers for expenses and liabilities incurred by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity.

If Delaware law is amended to authorize corporate action further eliminating the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and our amended and restated bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and executive officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated

bylaws, as well as in the indemnification agreements, are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation arrangements with our directors and executive officers described in “Management” and “Executive Compensation,” we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that holders of our convertible preferred stock, including certain holders of more than 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Repurchases of Shares

In April 2009, we repurchased 760,376 shares of our common stock from Mr. Tucker, one of our co-founders, Chief Technology Officer and then member of our board of directors, at a purchase price per share of $0.56, for aggregate consideration of $425,811. We paid Mr. Tucker $160,000 in cash and $265,811 by execution of a subordinated convertible promissory note, dated April 21, 2009. This note bore interest at a rate of 4.25% per annum and has been fully repaid.

In April 2009, we repurchased 760,376 shares of our common stock from Mr. Lynch, one of our co-founders, Vice President of Product Management and a member of our board of directors, at a purchase price per share of $0.56, for aggregate consideration of $425,811. We paid Mr. Lynch $105,000 in cash and $320,811 by execution of a subordinated convertible promissory note, dated April 21, 2009. This note bore interest at a rate of 4.25% per annum and has been fully repaid.

Subordinated Convertible Promissory Note

In April 2009, Hawkswatch Holdings, LLC loaned us $265,000, pursuant to a subordinated convertible promissory note, dated April 21, 2009. This subordinated convertible promissory note bore interest at a rate of 4.25% per annum. In October 2009 $270,400, which included the principal amount and accrued but unpaid interest under this note, automatically converted into shares of our Series B preferred stock pursuant to the terms of the note. See “Series B Preferred Stock Transaction” for the number and dollar amount of Series B preferred stock we granted Hawkswatch Holdings. Mr. Lanfri, a member of our board of directors, controls Hawkswatch Holdings.

Series B Preferred Stock Transaction

In October 2009, we sold an aggregate of 3,335,817 shares of our Series B preferred stock at a purchase price per share of $3.68, for an aggregate purchase price of $12.3 million. The following table summarizes purchases of our Series B preferred stock by members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series B Preferred Stock	Total Purchase Price
Entities affiliated with Sequoia Capital(1)	3,262,306	$12,000,001
Hawkswatch Holdings	73,511	$265,000

(1)	Affiliates of Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Sequoia Capital Growth Fund III, Sequoia Capital Growth Partners III and Sequoia Capital Growth III Principals Fund. Mr. Goetz, a member of our board of directors, is a Partner at Sequoia Capital.

Series C Preferred Stock Transaction

In July 2010, we sold an aggregate of 5,787,930 shares of our Series C preferred stock at a purchase price per share of $5.18, for an aggregate purchase price of $30.0 million. The following table summarizes purchases of our Series C preferred stock by persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
KPCB Holdings, Inc.(1)	3,858,620	$19,999,999
Entities Affiliated with Sequoia Capital	1,929,310	$10,000,000

(1)	Mr. Schlein, a member of our board of directors, is a Partner at Kleiner Perkins Caufield & Byers.

Warrants for Series C Preferred Stock

In July 2010, in connection with our Series C preferred stock financing, we issued warrants to purchase an aggregate of 3,858,620 shares of our Series C preferred stock at an exercise price per share of $10.37. The following table summarizes the warrants to purchase our Series C preferred stock issued to persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Preferred Stock Subject to Warrants
KPCB Holdings, Inc.	1,929,310
Entities Affiliated with Sequoia Capital	1,929,310

Indemnification for Executive Officers and Directors

We have entered into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related person transaction with us without the prior consent of our Audit Committee, or other independent members of our board of directors in the event it is inappropriate for our Audit Committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to the company and in the best interest of all of our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2011, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders, which consist of the entities and individuals shown as having shares listed in the column “Shares Being Offered.”

In accordance with the rules of the SEC, beneficial ownership includes sole or shared voting or investment power with respect to securities and includes the shares issuable pursuant to stock options or warrants that are exercisable within 60 days of the determination date, which in the case of the following table is July 31, 2011. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership prior to this offering is based on 44,897,332 shares of common stock outstanding as of July 31, 2011, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock as of July 31, 2011 into 19,223,747 shares of our common stock. The percentage of beneficial ownership following this offering is based on             shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Unless otherwise indicated, the address for each listed stockholder is c/o Jive Software, Inc., 325 Lytton Avenue, Suite 200, Palo Alto, California 94301. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the person.

	Beneficial Ownership Prior to the Offering(1)		Shares Being Offered(2)	Beneficial Ownership After the Offering(1)
Beneficial Owner	Number	Percent		Number	Percent
Greater than 5% Stockholders:
Entities affiliated with Sequoia Capital(3)	16,950,233	36.20%
Entities affiliated with Kleiner Perkins Caufield & Byers(4)	6,667,930	14.24
David J. Hersh(5)	3,259,785	7.26
Matthew Tucker(6)	7,071,265	15.75

Named Executive Officers and Directors:
Anthony Zingale(7)	3,583,456	7.56
Bryan J. LeBlanc(8)	694,444	1.52
William (Bill) Lynch(9)	7,076,265	15.76
Brian J. Roddy(10)	428,988	*
John McCracken(11)	784,136	1.72
Robert F. Brown, Jr.(12)	433,862	*
David G. DeWalt	—	*
James J. Goetz(13)	16,950,233	36.20
Jonathan G. Heiliger	—	*
William A. Lanfri(14)	581,058	1.29
Sundar Pichai	—	*
Charles (Chuck) J. Robel	—	*
Theodore (Ted) E. Schlein(15)	6,667,930	14.24
Directors and Executive Officers as a group (13 persons)	36,766,510	69.43

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)	There is currently no restricted stock which shall vest within 60 days of July 31, 2011 to the benefit of the executive officers or directors listed in the table above. Options exercisable within 60 days of July 31, 2011 are as denoted below.
(2)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(3)	Includes 14,219,056 shares held by Sequoia Capital Growth Fund III, 673,731 shares held by Sequoia Capital Growth III Principals Fund, 128,136 shares held by Sequoia Capital Growth Partners III, collectively the Sequoia Funds. Also includes 1,846,350 Series C preferred stock warrant shares subject to exercise held by Sequoia Capital Growth Fund III, 72,928 Series C preferred stock warrant shares subject to exercise held by Sequoia Capital Growth III Principals Fund and 10,032 Series C preferred stock warrant shares subject to exercise held by Sequoia Capital Growth Partners III. Mr. Goetz, one of our directors, is a managing member and venture investor of the general partner of the Sequoia Funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities. The address for Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.
(4)	Includes 4,738,620 shares held by KPCB Holdings, Inc. and 1,929,310 Series C preferred stock warrant shares subject to exercise. Mr. Schlein, one of our directors, is a managing partner of the general partner of KPCB Holdings, Inc., and therefore may be deemed to share voting power and investment control over the shares held by these entities. The address for KPCB Holdings, Inc. is 2750 Sand Hill Road, Menlo Park, CA 94025.
(5)	These shares were pledged as collateral on June 2, 2011 for a loan provided by Silicon Valley Bank, or SVB, to Mr. Hersh.
(6)	Includes 1,000,000 shares held by the Matthew Tucker 2011 Grantor Retained Annuity Trust under agreement dated June 1, 2011, of which trust Mr. Tucker is trustee.
(7)	Includes 2,494,433 shares of common stock issuable pursuant to options which are exercisable at any time.
(8)	Includes 694,444 shares of common stock issuable pursuant to options exercisable within 60 days of July 31, 2011.
(9)	Includes shares held by The William Matthew Lynch Trust dated May 6, 2011 fbo William Matthew Lynch.
(10)	Includes 428,988 shares of common stock issuable pursuant to options exercisable within 60 days of July 31, 2011.
(11)	Includes 584,136 shares of common stock issuable pursuant to options exercisable within 60 days of July 31, 2011.
(12)	Includes 333,862 shares of common stock issuable pursuant to options exercisable within 60 days of July 31, 2011.
(13)	Consists of shares listed in footnote (3) above, which are held by the entities associated with Sequoia Capital. Mr. Goetz, one of our directors, is a managing member and venture investor of the general partner of the Sequoia funds, and therefore may be deemed to share voting power and investment control over the shares held by these entities.
(14)	Includes shares held in the name of Hawkswatch Holdings, LLC and Mr. Lanfri. Mr. Lanfri, one of our directors, is the sole member of Hawkswatch Holdings and therefore is deemed to have voting power and investment control over the shares held by this entity.
(15)	Consists of shares listed in footnote (4) above, which are held by KPCB Holdings, Inc. Mr. Schlein, one of our directors, is a managing partner of the general partner of KPCB Holdings, Inc., and therefore may be deemed to share voting power and investment control over the shares held by KPCB Holdings, Inc.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our amended and restated certificate of incorporation will authorize us to issue up to              shares of common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001, all of which preferred stock will be undesignated. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our redeemable convertible preferred stock into 19,223,747 shares of common stock immediately prior to the closing of this offering.

As of June 30, 2011 we had issued and outstanding:

•	43,974,583 shares of common stock held by approximately 180 stockholders;

•	127,000 shares of common stock issuable upon exercise of warrants at an exercise price of approximately $7.87 per share;

•	3,858,620 shares of convertible preferred stock issuable upon exercise of warrants at an exercise price of approximately $10.37 per share;

•	14,914,336 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $1.91 per share; and

•	883,498 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us and therefore not included in stockholders’ equity (deficit).

Upon the closing of this offering and based on shares of our common stock outstanding as of June 30, 2011,              shares of our common stock will be outstanding, assuming (1) the conversion of all outstanding shares of our convertible preferred stock into 19,223,747 shares of our common stock immediately prior to the closing of this offering, (2) the net exercise of all outstanding warrants into an aggregate of              shares of our common stock, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, (3) no additional exercises of options to purchase common stock outstanding as of June 30, 2011, and (4) no exercise of the underwriters’ over-allotment option.

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering, and applicable law. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Warrants

As of June 30, 2011, there were outstanding warrants to purchase an aggregate of 3,985,620 shares of our capital stock. Such warrants include warrants to purchase 127,000 shares of our common stock at an exercise price of $7.87 per share. Such warrants also include warrants to purchase 3,858,620 shares of our Series C convertible preferred stock at an exercise price of $10.37 per share. All warrants to purchase shares of our capital stock will have been exercised prior to the close of this offering.

All of the warrants described above contain provisions for the adjustment of their exercise prices and the numbers of shares issuable upon exercise in the event of a stock dividend, reclassification, stock split, consolidation or similar event.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

After the closing of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act. These registration rights are contained in our Third Amended and Restated Investor Rights Agreement, dated as of March 28, 2011 and are described in additional detail below. These registration rights will expire five years following the closing of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. For more information regarding such restrictions, see “Underwriters.”

Demand Registration Rights

After the closing of this offering, the holders of approximately 24,534,789 shares of our common stock will be entitled to certain demand registration rights. Six months after the closing of this offering, the holders of at least 25% of these shares then outstanding can request that we register the offer and sale of at least 20% of their shares. The request for registration must cover at least that number of shares with an anticipated gross offering price of at least $15.0 million. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 180 days following the effectiveness of a registration statement relating to the initial public offering of our securities.

Piggyback Registration Rights

After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities the holders of approximately 42,069,104 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan and (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the closing of this offering, the holders of approximately 24,661,789 shares of our common stock may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $0.5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registrations in a given six-month period. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Anti-Takeover Effects of Delaware General Corporation Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Section 203 of the General Corporation Law of the State of Delaware

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering will provide for the following:

•

our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms;

•	our stockholders do not have cumulative voting rights, and therefore our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors;

•	our board of directors may issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

•

our directors may be removed by stockholders only for cause, and only our board of directors may fill vacancies created by expansion of our board of directors or the resignation, death or removal of a director;

•

subject to the rights of holders of any series of preferred stock then outstanding, all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and only a majority of our board of directors, the Chairperson of our board of directors, the chief executive officer, or the president (in the absence of a chief executive officer) may call a special meeting of stockholders;

•	our stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting; and

•

subject to the rights of holders of any series of preferred stock then outstanding, a 66 2/3% stockholder vote is required for the rescission, alteration, amendment or repeal of the foregoing provisions of our certificate of incorporation or bylaws by stockholders, and our board of directors may amend the bylaws by majority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring unsolicited takeover attempts or delaying or preventing changes in control of our company or changes in management. They are intended to enhance our long-term value to our stockholders by increasing the likelihood of continued stability in the composition of our board of directors and its policies and discouraging certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be             .

Stock Exchange Listing

We intend to apply to have our common stock listed on the                      under the symbol “JIVE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and although we expect that our common stock will be approved for listing on                     , we cannot assure you that there will be an active public market for our common stock following this offering. Future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, based on our shares outstanding as of June 30, 2011, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of convertible preferred stock, the net exercise of all outstanding warrants into an aggregate of              shares of our common stock assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and no exercise of any options as of June 30, 2011. Of these shares, the              shares, or              shares if the underwriters’ exercise their over-allotment option in full, sold in this offering by us and the selling stockholders will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon the closing of this offering, the holders of 42,069,104 shares of our common stock, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock Options

As of June 30, 2011 options to purchase a total of 14,914,336 shares of common stock were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 831,846 shares of common stock were available for future option grants under our 2007 Plan.

Upon the closing of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our equity plans. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders, who, as of the date hereof, hold an aggregate of approximately              shares of our common stock on an as-converted basis, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. Except to the limited extent below, this summary does not address tax considerations arising under estate or gift tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any other entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder, other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding U.S. federal income tax consequences of the ownership of our common stock.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an applicable IRS form W-8 (generally Form W-8ECI) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends that you receive that are effectively connected with your conduct of a U.S. trade or business, subject to certain adjustments, may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period that is specified in the Code.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock that is held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislative Developments

Recent legislation, which will be phased in beginning on January 1, 2014, generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial institutions, as specifically defined in this new legislation) of dividends on, and the gross proceeds of dispositions of, U.S. common stock, unless various U.S. information reporting and due diligence requirements (that are different from, and in addition to, the beneficial owner certification requirements described above) have been satisfied that generally relate to ownership by U.S. persons of interests in or accounts with those entities. You should consult your tax advisor regarding the possible implications of this legislation on your investment in our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives and lead book-running managers. Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers for the offering. The underwriters have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
UBS Securities LLC
BMO Capital Markets Corp.
Wells Fargo Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the initial public offering price. Any underwriter may allow a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional              shares of our common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of our common stock from us and the selling stockholders.

Total
	Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us The selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

The offering expenses payable by us, exclusive of the underwriting discounts and commissions, are estimated to be approximately $            , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us and the selling stockholders that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on the              under the trading symbol “JIVE.”

We, the selling stockholders, all of our directors and officers and the holders of approximately     % of our outstanding stock on a fully-diluted basis immediately prior to this offering have agreed that we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or other securities convertible into or exercisable or exchangeable for common stock; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•

in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The foregoing may be waived by Morgan Stanley & Co. LLC and Goldman, Sachs & Co.

The restrictions described in the two immediately preceding paragraphs shall not apply to:

•

transactions by a director, officer or stockholder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the sale of shares of common stock pursuant to the underwriting agreement;

•

transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock by a director, officer or stockholder (i) as a bona fide gift, or gifts, (ii) to a trust for the direct or indirect benefit of the director, officer, stockholder or immediate family member, or (iii) as part of a distribution to an affiliate of such stockholder, including limited partners, members or stockholders; provided that it shall be a condition of the transfer that each transferee or donee shall sign and deliver a copy of the lock-up agreement prior to or upon such transfer and no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the 180-day restricted period; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that the plan does not provide for the transfer of common stock during the 180-day restricted period and that no public filing or other public announcement of the plan by us or such holders regarding the establishment of such plan is made during this 180-day restricted period.

In addition, all of our directors and officers and the holders of substantially all of our outstanding stock, stock options, and warrants have also agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or announce a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have, and may in the future, sell products or services to one or more of the underwriters in arms length transactions on market competitive terms.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member

State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Jive Software, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. Their report refers to a change to the method of accounting for revenue.

The consolidated financial statements of OffiSync Corporation, as of December 31, 2010, and for the year ended December 31, 2010, have been included herein in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.jivesoftware.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JIVE SOFTWARE, INC.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010 and June 30, 2011 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 (unaudited)	F-4

Consolidated Statements of Redeemable and Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 (unaudited)

F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

OFFISYNC CORPORATION
Independent Auditors’ Report	F-38
Consolidated Balance Sheet as of December 31, 2010	F-39
Consolidated Statement of Operations for the year ended December 31, 2010	F-40
Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2010	F-41
Consolidated Statement of Cash Flows for the year ended December 31, 2010	F-42
Notes to Consolidated Financial Statements	F-43

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	F-49

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Jive Software Inc.:

We have audited the accompanying consolidated balance sheets of Jive Software Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jive Software and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Company has elected to change its method of accounting for revenue in 2010.

/s/ KPMG LLP

Portland, OR

June 16, 2011, except as to note 13,

which is as of August 24, 2011

JIVE SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,		June 30, 2011	Pro Forma Stockholders’ Deficit as of June 30, 2011
	2009	2010
			(Unaudited, see note 2e)
Assets
Current assets:
Cash and cash equivalents	$22,078	$43,348	$44,636
Accounts receivable, net	8,347	20,344	16,988
Prepaid expenses and other current assets	1,182	3,031	3,089

Total current assets	31,607	66,723	64,713

Property and equipment, net	2,038	6,771	8,363
Goodwill	—	831	17,265
Intangible assets, net	1	2,807	13,067
Other assets	476	408	401

Total assets	$34,122	$77,540	$103,809

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,684	$2,458	$3,948
Accrued payroll and related liabilities	1,452	3,706	6,467
Accrued sales and use tax	331	923	750
Other accrued liabilities	1,875	2,944	3,894
Deferred revenue, current	19,916	37,034	45,963
Warrants on preferred stock	—	264	12,599
Revolving credit facility	1,533	3,533	4,048
Term debt, current	1,139	1,806	2,948

Total current liabilities	27,930	52,668	80,617

Deferred revenue, less current portion	4,701	13,161	12,681
Term debt, less current portion	1,450	3,909	26,657
Other long-term liabilities	224	276	323

Total liabilities	34,305	70,014	120,278

Redeemable and convertible preferred stock:
Series A preferred stock, $0.0001 par value, liquidation preference $15.4 million. Authorized 10,100,000 shares; issued and outstanding 10,100,000 shares at December 31, 2009 and 2010 and June 30, 2011	15,381	15,381	15,381	$—
Series B preferred stock, $0.0001 par value, liquidation preference $12.3 million. Authorized 3,335,817 shares; issued and outstanding 3,335,817 shares at December 31, 2009 and 2010 and June 30, 2011	12,252	12,252	12,252	—
Series C preferred stock, $0.0001 par value, liquidation preference $30.0 million and $0. Authorized 9,646,550 and 0 shares; issued and outstanding 0 shares at December 31, 2009 and 5,787,930 shares at December 31, 2010 and June 30, 2011	—	29,928	29,928	—

	27,633	57,561	57,561	—

Commitments and contingencies (note 15)

Stockholders’ deficit:
Common stock, $0.0001 par value. Authorized—50,000,000 shares at December 31, 2009 and 70,000,000 at December 31, 2010, June 30, 2011 and June 30, 2011 pro forma; issued—29,462,334 shares at December 31, 2009, 38,555,078 at December 31, 2010, 40,675,670 shares at June 30, 2011 and 59,899,417 shares at June 30, 2011 pro forma; outstanding—20,623,500 at December 31, 2009, 22,881,335 at December 31, 2010, 24,750,836 at June 30, 2011 and at June 30, 2011 pro forma	3	3	4	6
Less treasury stock at cost	(3,352)	(3,352)	(3,352)	(3,352)
Additional paid-in capital	1,814	7,216	13,784	71,343
Accumulated deficit	(26,281)	(53,921)	(84,479)	(84,479)
Accumulated other comprehensive income	—	19	13	13

Total stockholders’ deficit	(27,816)	(50,035)	(74,030)	(16,469)

Total liabilities, redeemable and convertible preferred stock and stockholders’ deficit	$34,122	$77,540	$103,809	$103,809

See accompanying Notes to Consolidated Financial Statements.

JIVE SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(See note 2h)			(Unaudited)
Revenues:
Product	$13,270	$24,319	$37,827	$16,013	$28,599
Professional services	3,662	5,675	8,441	3,234	5,353

Total revenues	16,932	29,994	46,268	19,247	33,952

Cost of revenues:
Product	2,827	4,133	9,870	3,844	9,061
Professional services	4,876	5,467	9,836	4,436	6,051

Total cost of revenues	7,703	9,600	19,706	8,280	15,112

Gross profit	9,229	20,394	26,562	10,967	18,840

Operating expenses:
Research and development	6,345	8,047	18,278	7,903	15,783
Sales and marketing	12,423	14,057	28,592	12,190	19,460
General and administrative	1,777	2,905	6,746	3,963	5,219

Total operating expenses	20,545	25,009	53,616	24,056	40,462

Loss from operations	(11,316)	(4,615)	(27,054)	(13,089)	(21,622)

Other income (expense), net:
Interest income	184	77	82	29	27
Interest expense	(145)	(246)	(264)	(123)	(355)
Change in fair value of warrant liability	—	—	(222)	—	(12,335)
Other, net	(43)	(54)	(91)	(33)	(40)

Total other income (expense), net	(4)	(223)	(495)	(127)	(12,703)

Loss before provision for (benefit from) income taxes	(11,320)	(4,838)	(27,549)	(13,216)	(34,325)
Provision for (benefit from) income taxes	—	(52)	91	43	(3,767)

Net loss	$(11,320)	$(4,786)	$(27,640)	$(13,259)	$(30,558)

Basic and diluted net loss per common share	$(0.55)	$(0.23)	$(1.25)	$(0.61)	$(1.32)

Shares used in basic and diluted per share calculations	20,465	20,533	22,096	21,659	23,170

Pro forma basic and diluted net loss per common share (unaudited)			$(0.67)		$(0.72)

Shares used in pro forma per share calculations (unaudited)			41,320		42,394

See accompanying Notes to Consolidated Financial Statements.

JIVE SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

Years ended December 31, 2008, 2009 and 2010 and six months ended June 30, 2011 (Unaudited)

(In thousands)

	Series A redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Series C redeemable convertible preferred stock		Common stock		Treasury stock amount	Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Compre- hensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	10,047	$15,300	—	$—	—	$—	20,236	$3	$(2,500)	$300	$(10,175)	$—	—	$(12,372)
Issuance of common stock for employee stock options exercised and vesting of restricted shares	—	—	—	—	—	—	670	—	—	140	—	—		140
Issuance of restricted common stock	—	—	—	—	—	—	50	—	—	—	—	—		—
Issuance of Series A preferred stock, net of issuance costs	53	81	—	—	—	—	—	—	—	—	—	—		—
Stock-based compensation	—	—	—	—	—	—	—	—	—	433	—	—		433
Net loss (see note 2)	—	—	—	—	—	—	—	—	—	—	(11,320)	—	$(11,320)	(11,320)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	$(11,320)	—

Balance at December 31, 2008	10,100	15,381	—	—	—	—	20,943	3	(2,500)	873	(21,495)	—		(23,119)
Issuance of common stock for employee stock options exercised and vesting of restricted shares	—	—	—	—	—	—	1,041	—	—	228	—	—		228
Issuance of restricted common stock	—	—	—	—	—	—	210	—	—	114	—	—		114
Issuance of Series B preferred stock, net of issuance costs	—	—	3,336	12,252	—	—	—	—	—	—	—	—		—
Stock-based compensation	—	—	—	—	—	—	—	—	—	599				599
Stock repurchased as treasury stock	—	—	—	—	—		(1,520)	—	(852)	—	—	—		(852)
Net loss (see note 2)	—	—	—	—	—	—	—	—	—	—	(4,786)	—	$(4,786)	(4,786)

Comprehensive loss													$(4,786)

Balance at December 31, 2009	10,100	15,381	3,336	12,252	—	—	20,624	3	(3,352)	1,814	(26,281)	—		(27,816)
Issuance of common stock for employee stock options exercised and vesting of restricted shares	—	—	—	—	—	—	1,409	—	—	985	—	—		985
Issuance of Series C preferred stock, net of issuance costs	—	—	—	—	5,788	29,928	—	—	—	—	—	—		—
Issuance of common stock for Filtrbox acquisition	—	—	—	—	—	—	848	—	—	1,013	—	—		1,013
Stock-based compensation	—	—	—	—	—	—	—	—	—	3,404	—	—		3,404
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	—	—	—	19	$19	19
Net loss	—	—	—	—	—	—	—	—	—	—	(27,640)	—	(27,640)	(27,640)

Comprehensive loss													$(27,621)

JIVE SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS—(Continued)

Years ended December 31, 2008, 2009 and 2010 and six months ended June 30, 2011 (Unaudited)

(In thousands)

	Series A redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Series C redeemable convertible preferred stock		Common stock		Treasury stock amount	Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive income	Comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2010	10,100	15,381	3,336	12,252	5,788	29,928	22,881	3	(3,352)	7,216	(53,921)	19		(50,035)
Issuance of common stock for employee stock options exercised and vesting of restricted shares (unaudited)	—	—	—	—	—	—	1,665	1	—	1,856	—	—		1,857
Issuance of common stock for acquisition Proximal Labs (unaudited)	—	—	—	—	—	—	127	—	—	551	—	—		551
Issuance of common stock for OffiSync acquisition (unaudited)	—	—	—	—	—	—	78	—	—	616	—	—		616
Issuance of common stock warrants (unaudited)	—	—	—	—	—	—	—	—	—	150	—	—		150
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	3,395	—	—		3,395
Foreign currency translation, net of tax (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(6)	$(6)	(6)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(30,558)	—	(30,558)	(30,558)

Comprehensive loss (unaudited)													$(30,564)

Balance at June 30, 2011 (unaudited)	10,100	$15,381	3,336	$12,252	5,788	$29,928	24,751	$4	$(3,352)	$13,784	$(84,479)	$13		$(74,030)

See accompanying Notes to Consolidated Financial Statements.

JIVE SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Cash flows from operating activities:
Net loss	$(11,320)	$(4,786)	$(27,640)	$(13,259)	$(30,558)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	396	637	1,678	653	3,019
Stock-based compensation	433	599	3,404	1,936	3,395
Provision for losses on accounts receivable	55	265	100	17	52
Loss from change in fair value of warrant liability		—	222	—	12,335
Change in deferred taxes	—	—	—	—	(3,851)
(Increase) decrease, net of acquisitions, in:
Accounts receivable	182	(4,173)	(12,087)	(3,568)	3,299
Prepaid expenses and other assets	(940)	(498)	(1,765)	(786)	182
Increase (decrease), net of acquisitions, in:
Accounts payable	277	1,209	(1,551)	(940)	1,955
Accrued payroll and related liabilities	(166)	931	2,260	912	500
Other accrued liabilities	497	1,386	2,520	2,398	973
Deferred revenue	6,431	6,138	25,578	7,317	8,424
Other long-term liabilities	166	4	52	12	47

Net cash provided by (used in) operating activities	(3,989)	1,712	(7,229)	(5,308)	(228)

Cash flows from investing activities:
Payments for purchase of property and equipment	(1,248)	(1,019)	(4,782)	(1,400)	(4,008)
Proceeds from sale of long-term investments	198	—	—	—	—
Payments for purchase of intangible assets	(83)	—	(2,150)	(2,150)	—
Acquisitions, net of cash acquired	—	—	(650)	(650)	(22,892)

Net cash used in investing activities	(1,133)	(1,019)	(7,582)	(4,200)	(26,900)

Cash flows from financing activities:
Proceeds from exercise of stock options and restricted stock	140	342	985	728	1,857
Proceeds from non-qualified option exercise tax withholding	—	—	—	—	2,195
Payments for repurchase of common stock—treasury stock		(852)	—	—	—
Proceeds from issuance of preferred stock, net	81	12,252	29,928	—	—
Proceeds from issuance of warrants on preferred stock	—	—	42	—	—
Proceeds from revolving credit facility, net		533	2,000	2,000	515
Proceeds from term loans	2,813	437	4,340	720	24,203
Repayments of term loans	(612)	(847)	(1,214)	(294)	(354)

Net cash provided by financing activities	2,422	11,865	36,081	3,154	28,416

Net increase in cash and cash equivalents	(2,700)	12,558	21,270	(6,354)	1,288

Cash and cash equivalents, beginning of period	12,220	9,520	22,078	22,078	43,348

Cash and cash equivalents, end of period	$9,520	$22,078	$43,348	$15,724	$44,636

See accompanying Notes to Consolidated Financial Statements.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

(1) Description of the Business

Jive Software, Inc. and its subsidiaries provide a social business software platform that improves business results by enabling a more productive and effective workforce through enhanced communications and collaboration both inside and outside the enterprise. Organizations deploy our platform to improve employee productivity, enhance revenue opportunities, lower operational costs, increase customer retention and improve strategic decision making. Our platform is offered on a subscription basis, deployed in a private or public cloud and used for internal or external communities. We generate revenues from platform license fees as well as professional service fees for configuration, implementation and training.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities in the financial statements and the accompanying notes. Significant estimates include the allowance for doubtful accounts, the useful lives of fixed assets, stock-based compensation, assumptions used in estimating the fair value of warrants, assumptions used in testing for impairment of goodwill and other long-lived assets, and the recoverability of deferred income tax assets and liabilities. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Jive Software, Inc and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications were not significant to the financial statements.

(d) Unaudited Interim Financial Information

The accompanying Consolidated Balance Sheet as of June 30, 2011, the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2011 and the Consolidated Statement of Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss for the six months ended June 30, 2011 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations and cash flows for the six months ended June 30, 2010 and 2011. The consolidated financial data and the other information disclosed in these notes to the consolidated financial statements related to these six-month periods are unaudited. The results of the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or other future year.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

(e) Unaudited Pro Forma Stockholders’ Equity

Upon the consummation of the offering contemplated by us, all of the outstanding shares of convertible preferred stock will automatically convert into shares of common stock, assuming we raise at least $30.0 million. The June 30, 2011 unaudited pro forma stockholders’ (deficit) data has been prepared assuming the automatic conversion of all outstanding shares of our preferred stock into 19,223,747 shares of our common stock.

(f) Segments

An operating segment is defined as a component of an enterprise that meets the following criteria:

•	engages in business activities from which it may earn revenues and incur expenses;

•	operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	discrete financial information is available.

We define the term “chief operating decision maker” to be our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line and geographic region for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, we have determined that we operate in a single reporting segment, software sales and service.

(g) Revenue Recognition

We generate revenues primarily in the form of product-license fees and related professional service fees. Product fees include subscription license fees, perpetual license fees, associated support and maintenance fees and hosting fees. Professional services primarily consist of fees for configuration, training, implementation and other services related to our platform, which are not essential to functionality. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the platform or services have been delivered to the customer;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the related fees is reasonably assured.

Signed agreements are used as evidence of an arrangement. If a contract signed by the customer does not exist, we have historically used a purchase order as evidence of an arrangement. In cases where both a signed contract and a purchase order exist, we consider the signed contract to be the final persuasive evidence of an arrangement. The platform and corresponding license keys are delivered to customers electronically. Electronic delivery occurs when we provide the customer with access to the platform. We assess whether a fee is fixed or determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction. We do not generally offer extended payment terms with typical terms of payment due between 30 and 60 days from delivery of products or services. We assess collectability of the customer receivable based on a number of factors such as collection history

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

with the customer and creditworthiness of the customer. If we determine that collectability is not reasonably assured, revenue is deferred until collectability becomes reasonably assured, generally upon receipt of cash.

We license our products by offering subscriptions to our platform to customers most frequently on a term basis with terms typically ranging from 12 to 36 months. While subscription based licenses make up the substantial majority of our revenue, we have occasionally licensed our products to customers on a perpetual basis with on-going support and maintenance services. We recognize license revenue in accordance with software industry specific guidance. Revenues related to term license fees are recognized ratably over the contract term beginning on the date the customer has access to the software license key and continuing through the end of the contract term. For term-based licenses, we do not charge separately for standard support and maintenance, and, therefore, inherent in the license fees are fees for support and maintenance services for the duration of the license term. Revenues generated from perpetual license sales also include support and maintenance services for an initial stated term. We do not have fair value for support and maintenance on perpetual licenses as it has not had sufficient consistently priced standalone sales of support and maintenance to support vendor specific objective evidence of fair value.

Subscription arrangements may also include professional services, such as, installation and training services and, as such, the combination of products and services represent a multiple-element arrangement for revenue recognition purposes. We have determined that we do not have vendor-specific objective evidence of fair value for each element of a multiple element sales arrangement and, accordingly, we account for fees received under that multiple element arrangement as a single unit of accounting and recognize the entire arrangement ratably over the term of the related agreement. For contracts with multiple elements, we recognize the license, support and maintenance, and fixed fee professional service revenue ratably over the term of the arrangement beginning upon delivery of the software.

For time and materials based professional services that are part of a multiple-element arrangement, revenue is recognized ratably over the contract term as earned and billed. When billed, a cumulative revenue catch-up is calculated as the revenue earned from the date the platform was made available to the customer to the date services have been completed, with recognition continuing ratably to the end of the subscription. These amounts, when recognized, are classified as professional services revenues on the consolidated statement of operations based on the hourly rate at which they are billed. If there are significant acceptance clauses associated with the subscription or services or uncertainty associated with our ability to perform the professional services, revenues are deferred until the acceptance is received or the uncertainty is resolved. We record amounts that have been invoiced, in accordance with the terms of the agreement, in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

Hosting revenues are derived from providing our platform in the public cloud where the customer does not take possession of the platform on their premises. Customers have the option to elect to take possession of the platform and install on their premises or sub-contract the hosting services through us. Such arrangements are considered software sales as the customer has the same rights to the software license regardless of their election to have us host on their behalf or install on their premises. As a result, the fees associated with license, support and hosted services are recognized as revenue ratably over the term of the arrangement.

We occasionally sell professional services separately and recognize revenues resulting from those as professional services are performed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is resolved. If acceptance provisions exist within a professional services arrangement, revenues will be deferred until the services are accepted, the acceptance period has expired or cash is received from the customer.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Our policy is to record revenues net of any applicable sales, use or excise taxes.

(h) Change in Accounting Principle

In 2010, we changed our accounting policy for recognition of revenues in multiple-element revenue arrangements. Under our previous policy, when a subscription sale was bundled with support and maintenance and professional services, all revenues were deferred until the completion of professional services. Once professional services were completed a catch-up for the cumulative ratable portion of the subscription, support and professional services revenues were recorded with any remaining deferred revenues recognized over the remaining support and maintenance term. Under our new policy, we begin ratable revenue recognition of the fixed portion of the arrangement fee (generally the product fee) over the term of the arrangement upon delivery, and recognize professional service revenue ratably over the term of the arrangement on a time and materials basis. We believe this accounting policy is preferable as it better reflects the economics of our transactions, more closely aligns revenue recognition with when it is earned, reduces the inherent volatility in the previous policy, better reflects how multiple-element arrangements are currently sold and enhances the comparability of our consolidated financial statements. The accompanying consolidated financial statements and related notes have been adjusted to reflect the impact of this change retrospectively to all prior periods. The impact to revenue was an increase of $0.9 million, an increase of $0.3 million and a decrease of $0.1 million, respectively, for the years ended December 31, 2008, 2009 and 2010 and a decrease of $0.3 million for the unaudited six months ended June 30, 2010. Opening accumulated deficit was decreased by $0.2 million as of January 1, 2008 to reflect the impact of this change.

(i) Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents, which can include financial instruments such as certificates of deposits and money market funds, are recorded at cost, which approximates market value. As of December 31, 2009 and 2010, we held no cash equivalents. As of June 30, 2011, cash equivalents consisted of money market funds and totaled $15 million (unaudited).

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

(j) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their original invoice amounts less the allowance for doubtful accounts and do not bear interest. Our policy is to maintain an allowance for estimated losses resulting from the inability or refusal of our customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. On a quarterly basis, we evaluate the collectability of our trade receivable balances based on a combination of factors. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. If the financial conditions of our customers were to materially change or there were other circumstances that resulted in their inability or unwillingness to pay, the estimates of recoverability of receivables could materially change. Activity related to our allowance for doubtful accounts was as follows (in thousands):

Balance, December 31, 2007	$—
Charges to costs and expenses	152
Write-offs	(103)

Balance, December 31, 2008	49
Charges to costs and expenses	265
Write-offs	(126)

Balance, December 31, 2009	188
Charges to costs and expenses	100
Write-offs	(98)

Balance, December 31, 2010	190
Charges to costs and expenses	40
Write-offs	(119)

Balance, June 30, 2011 (unaudited)	$111

(k) Fair Value of Financial Assets and Liabilities

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and other accrued liabilities approximate their fair values due to the short-term nature of their maturities. The fair values of the long-term debt and revolving credit facility approximate their carrying values since their interest rates are variable and based on current market rates.

Our financial liabilities valued at fair value on a quarterly basis include warrants outstanding related to our Series C preferred stock. See also note 8, Redeemable and Convertible Preferred Stock and note 9, Fair Value Measurements of Assets and Liabilities.

(l) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

•	Three years for computer equipment, hardware and software

•	Seven years for furniture, fixtures and equipment

•	The lesser of five years or the remaining term of the underlying lease for leasehold improvements

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Ordinary maintenance and repairs are expensed as incurred.

(m) Software Capitalization

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. The costs to develop such software have not been capitalized because we believe our current software development process is essentially completed concurrent with the establishment of technological feasibility. However, we capitalize software costs acquired in business combinations and asset purchases, provided the acquired software has established technological feasibility as of the acquisition date.

(n) Accounting for the Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets, which principally consist of property and equipment and acquired intangible assets with finite lives, whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparing the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. If that review indicates that the carrying amount of the long-lived asset is not recoverable, an impairment loss is recorded for the amount by which the carrying amount of the asset exceeds its fair value.

We did not incur any long-lived asset impairment charges in 2008, 2009 or 2010 or in the unaudited six months ended June 30, 2011.

(o) Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of acquired entities. We perform a goodwill impairment test annually during the fourth quarter of our fiscal year and more frequently if an event or circumstance indicates that an impairment may have occurred. Such events or circumstances may include significant adverse changes in the general business climate, among other things. The impairment test is performed by determining the reporting unit’s fair value based on estimated discounted future cash flows and considering the estimated fair market value our common stock. We have determined that we have one reporting unit, which represents the activities of the entire company. If the reporting unit’s carrying value is less than its fair value, then the fair value is allocated to the reporting unit’s assets and liabilities (including any unrecognized intangible assets) as if the fair value was the purchase price to acquire us. The excess of the fair value over the amounts assigned to our assets and liabilities is the implied fair value of the goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We did not record any charges related to goodwill impairment during the year ended December 31, 2010 or the unaudited six months ended June 30, 2011. We did not have any goodwill recorded on our balance sheet during 2008 or 2009.

(p) Other Assets

Other assets include deposits for facilities leases and other miscellaneous long-term assets.

(q) Deferred Revenues

Deferred revenues primarily consists of billings or payments received in advance of revenue recognition from our subscription, hosting, professional services and support and maintenance revenues described above and are recognized as the revenue recognition criteria are met. We generally invoice our customers in annual or

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

quarterly installments. Accordingly, the deferred revenues balance does not represent the total contract value of annual or multi-year noncancelable subscription agreements. Deferred revenues also includes certain deferred professional services fees, which are recognized as revenues ratably over the associated contract term. We defer the professional service fees in situations where the professional services and subscription contracts are accounted for as a single unit of accounting. Deferred revenues that will be recognized during the succeeding 12-month period is recorded as current deferred revenues, and the remaining portion is recorded as noncurrent. Approximately 8%, 7% and 6% of total deferred revenues as of December 31, 2009 and 2010 and unaudited June 30, 2011, respectively, related to deferred professional services revenues.

(r) Concentration of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and trade receivables. Cash is placed on deposit in major financial institutions in the United States. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold our cash deposits are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

We sell our products to companies in diverse industries and do not require our customers to provide collateral to support accounts receivable. When necessary, credit reviews of significant customers are performed prior to extending credit. The determination of a customer’s ability to pay requires significant judgment, and failure to collect from a customer can adversely affect revenues, cash, and net income. To reduce credit risk, we also perform ongoing credit evaluations of our more significant customers’ financial conditions. We maintain an allowance for potential doubtful accounts.

No individual customer accounted for 10% or more of total revenues for the year ended December 31, 2008 or 2010 or the unaudited six months ended June 30, 2010 or 2011. One individual customer accounted for 10% of total revenues for the year ended December 31, 2009. One customer accounted for 14% of total accounts receivable at December 31, 2009. No customer accounted for 10% or more of total accounts receivable at December 31, 2010 or unaudited June 30, 2011.

(s) Stock-Based Compensation

We recognize compensation expense for all share-based payment awards, including stock options and restricted stock, based on the estimated fair value of the award on the grant date. We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value of the awards are recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. In addition to the fair value of our common stock, these variables include our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends.

(t) Income Taxes

We record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is estimated to become more likely than not that a portion of the deferred tax assets will not be realized.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

We recognize the effect of income tax positions only if those positions are “more likely than not” of being sustained. Interest and penalties accrued on unrecognized tax benefits are recorded as tax expense within our consolidated financial statements.

(u) Warranties

We typically warrant that our products will perform in a manner consistent with the product specifications provided to the customer for 180 days for sales to companies in the United States and 365 days for sales to companies in Europe. Historically, we have not been required to make payments under these obligations, and we have not recorded any liability for these obligations in our consolidated financial statements.

(v) Commissions

Commissions are recorded as a component of sales and marketing expenses and consist of the variable compensation paid to our direct sales force. Generally, sales commissions are earned and recorded at the time that a customer has entered into a binding purchase agreement. Commissions paid to sales personnel are recoverable only in the case that we cannot collect against any invoiced fee associated with a sales order. Commission expense was $2.0 million, $2.4 million, $6.3 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $2.3 million and $3.4 million for the unaudited six months ended June 30, 2010 and 2011, respectively.

(w) Leases

We lease our facilities under operating leases. For leases that contain rent escalation or rent concession provisions, we record the total rent expense during the lease term on a straight-line basis over the term of the lease. We record the difference between the rent paid and the straight-line rent expense as a deferred rent liability in other long-term liabilities in the accompanying balance sheets.

(x) Advertising Costs

Advertising costs are expensed as incurred as a component of sales and marketing expense. Advertising expense was $0.7 million, $1.0 million, $1.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.9 million and $1.2 million for the unaudited six months ended June 30, 2010 and 2011, respectively.

(y) Research and Development Costs

Research and development expenditures are expensed as incurred. Industry Topic 985, Software, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Historically, the period between achieving technological feasibility and general availability of such software has been short and software development costs qualifying for capitalization have been immaterial. Accordingly, we have not capitalized any software development costs.

(z) Net Loss Per Share

Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. Preferred shares do not share in losses, given that we

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

have incurred a net loss for all periods presented, the entire net loss amount is attributable to common stock holders. Diluted net loss per share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants using the treasury stock method, the vesting of restricted stock and the conversion of all convertible preferred stock, if dilutive.

(aa) Foreign Currency Translation

The functional currency of our foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component of stockholders’ deficit. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods presented. Foreign currency transaction gains and losses are included in net loss. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the respective exchange rates in effect on the consolidated balance sheet dates. Foreign currency transaction gains and losses were not material in 2009 or 2010 or in the unaudited six months ended June 30, 2010 or 2011.

(3) Acquisitions

Filtrbox, Inc.

On January 6, 2010, we acquired all of the outstanding shares of Filtrbox, Inc. (Filtrbox), a privately held social media monitoring innovator, and subsequently incorporated Filtrbox’s software into our platform. The total purchase consideration of $1.7 million was comprised of $0.7 million in cash and 848,416 shares of our common stock.

The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective estimated fair values on the date of acquisition. The purchase accounting allocations resulted in intangible assets of $0.8 million and goodwill of $0.8 million, of which $0.8 million is expected to be deductible for tax purposes. Intangible assets acquired included the core technology, covenants not to compete and customer relationships. The key factors attributable to the creation of goodwill by the transaction are the synergies associated with the integration of the Filtrbox product into our platform.

The allocation of the purchase price was as follows (dollars in thousands):

		Useful Life
Current assets	$21	—
Goodwill	831	—
Other intangible assets:
Core technology	541	5 years
Covenant not to compete	232	2 years
Customer relationships	76	2 years
Current liabilities	(35)	—

Net assets acquired	$1,666

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Proximal Labs, Inc. (Unaudited)

On March 18, 2011 we acquired all of the outstanding shares of Proximal Labs, Inc. (Proximal Labs), a privately held Palo Alto, California-based company, for total purchase consideration of $1.2 million. The consideration was comprised of $0.5 million in cash and 127,054 shares of our common stock.

We also issued 272,946 shares of restricted common stock to certain Proximal Labs employees, the fair value of these shares on the grant date was $1.2 million, the shares vest over 4 years and will be recognized as stock-compensation expense over the requisite service period.

The acquisition of Proximal Labs has been accounted for as a purchase of an asset, as it did not meet the definition of a business under ASC Topic 850, Business Combinations. Accordingly, the total purchase price was allocated to the indentified assets based on their respective fair values on the date of acquisition.

The allocation of the purchase price was as follows (dollars in thousands):

		Useful Life
In-process research and development	$1,031	—
Covenant not to compete	209	3 years

Net assets acquired	$1,240

The amount of the purchase price allocated to non-compete agreements will be amortized on a straight-line basis over the estimated useful life of three years. The amount of the purchase price allocated to in-process research and development was expensed upon acquisition, because the technological feasibility of product under development had not been established. At the date of the acquisition, the products under development were expected to be completed during 2012.

OffiSync Corporation (Unaudited)

On May 18, 2011 we acquired all of the outstanding shares of OffiSync Corporation (OffiSync), a Seattle, Washington-based company, for approximately $22.7 million in cash and 78,110 shares of our common stock at a fair value of $7.87 per share, for a total value of $23.3 million. OffiSync’s services facilitate collaboration on any Microsoft Office document.

We also issued 441,102 shares of restricted common stock to certain OffiSync employees, the fair value of these shares on the grant date was $3.5 million, the shares vest over 3 years and will be recognized as stock-compensation expense over the requisite service period. In addition, unvested stock options, for which no service was performed prior to acquisition, held by OffiSync employees who were retained were converted to 80,788 of Jive common stock options. The fair value of stock options assumed were estimated using Black-Scholes pricing model.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

The preliminary allocation of the purchase price was based upon a preliminary valuation and our estimates and assumptions are subject to change within the final purchase price allocation. The primary areas of the purchase price allocation that are not yet finalized relate to the, income taxes and residual goodwill. Our preliminary purchase price allocation for OffiSync was as follows (dollars in thousands):

		Useful Life
Cash	$275
Other current assets	54	—
Goodwill	16,434	—
Other intangible assets:
Core technology	9,992	5 years
Covenant not to compete	365	2 years
Customer relationships	212	2 years
Trade names	28	2 years
Current liabilities	(226)	—
Deferred tax liabilities	(3,851)	—

Net assets acquired	$23,283

The amount of the purchase price allocated to core technology, covenant not to compete, customer relationships and trade names will be amortized on a straight-line basis over their estimated useful lives.

The goodwill recorded in connection with the acquisition of OffiSync is primarily related to the ability of OffiSync to increase viral adoption with our users by integrating both Microsoft Office and Outlook with our Platform and from the expected synergies to be achieved in connection with the acquisition.

See note 12, “Income Taxes” regarding the tax effect of the acquisition on our unaudited condensed consolidated financial statements.

Transaction costs associated with OffiSync were expensed as incurred, and such transaction costs were $0.5 million for the six months ended June 30, 2011 and are included in general and administrative expenses on the unaudited condensed consolidated statement of operations.

Pro forma results assuming that the acquisition had occurred as of January 1, 2010 would have resulted in revenues and a net loss of $46.3 million and $37.2 million and $34.0 million and $35.6 million, for the year ended December 31, 2010 and the unaudited six months ended June 30, 2011, respectively.

(4) Property and Equipment, net

The following table sets forth the components of property and equipment (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Computers, equipment and software	$1,082	$3,979	$6,723
Leasehold improvements	1,338	3,360	3,624
Furniture and fixtures	835	1,854	1,863

	3,255	9,193	12,210
Less accumulated depreciation and amortization	(1,217)	(2,422)	(3,847)

	$2,038	$6,771	$8,363

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Depreciation expense was $0.4 million, $0.6 million, $1.2 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.4 million and $1.4 million for the unaudited six months ended June 30, 2010 and 2011, respectively.

(5) Goodwill and Other Intangible Assets, net

The roll-forward of activity related to goodwill was as follows (in thousands):

Balance at December 31, 2009	$—
Acquisition of Filtrbox	831

Balance at December 31, 2010	831
Acquisition of OffiSync Corporation	16,434

Balance at June 30, 2011 (Unaudited)	$17,265

We did not have any goodwill on our consolidated balance sheet during 2008 or 2009.

The following table presents our intangible assets and their related useful lives (dollars in thousands):

	Useful Life	December 31,		June 30, 2011
		2009	2010
				(Unaudited)
Acquired technology	5 years	$—	$541	$11,564
Accumulated amortization		—	(108)	(1,443)

		—	433	10,121

Perpetual software licenses	2 years	—	2,430	2,430
Accumulated amortization		—	(209)	(317)

		—	2,221	2,113

Covenant not to compete	2 years	3	234	809
Accumulated amortization		(2)	(119)	(219)

		1	115	590

Other	2 years	—	76	316
Accumulated amortization		—	(38)	(73)

		—	38	243

Total intangible assets, net		$1	$2,807	$13,067

During the year ended December 31, 2010, identifiable intangible assets of $0.8 million were acquired as part of the acquisition of Filtrbox (see note 3). Additionally we purchased $2.2 million of transferable perpetual software licenses for incorporation into our existing product line. In the unaudited six months ended June 30, 2011, intangible assets of $1.2 million were acquired as part of the acquisition of Proximal Labs and $10.6 million were acquired as part of our acquisition of OffiSync (see note 3).

The total amortization expense related to acquired intangible assets for the year ended December 31, 2010 and the unaudited six months ended June 30, 2010 and 2011 was $0.5 million, $0.2 million and $1.6 million, respectively.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Estimated future amortization expense as of June 30, 2011, is as follows (in thousands):

(Unaudited)
2011 (remaining six months)	$1,926
2012	3,487
2013	2,782
2014	2,124
2015	1,998
Thereafter	750

$13,067

(6) Revolving Credit Facility

Credit Facility as of December 31, 2010

We have a $10.0 million revolving credit facility with Silicon Valley Bank subject to a borrowing base determined on eligible accounts receivable, cash, and deferred revenues. In addition, the amount available to borrow against the revolving credit facility will be reduced by the value of any outstanding letters of credit. We may issue letters of credit under the credit facility in amounts up to $2.0 million. As of December 31, 2010, we had $0.4 million of outstanding letters of credit and $3.5 million of outstanding borrowings. The total availability under the revolving credit facility was $6.1 million at December 31, 2010. See below for a discussion of the changes resulting from an amendment to this revolving credit facility in May of 2011. Included as part of the agreement, we granted Silicon Valley Bank a continuing security interest in our personal property excluding intellectual property and other intangible assets.

Interest on outstanding borrowings is at prime or prime plus 0.25%, based on a financial covenant. As of December 31, 2010, the interest rate was at prime, which was 3.25%. The agreement requires payment of a 0.375% per annum fee on the unused portion of the credit facility.

On April 6, 2010, we entered into the Second Amendment to the Amended and Restated Loan and Security Agreement, which lowered the commitment amount on the Revolving Credit Facility to $5.5 million and extended the maturity date to March 31, 2012.

On September 24, 2010, we entered into the Third Amendment to the Amended and Restated Loan and Security Agreement, which increased the commitment amount on the Revolving Credit Facility to $10.0 million and extended the maturity date to September 30, 2012.

The credit facility contains various financial covenants. Such covenants are subject to usual and customary exceptions, which would be typical for a credit facility of this nature. The restrictions include, among others, a minimum adjusted quick ratio, a maximum EBITDA loss, not creating liens on our assets or incurring additional debt, not paying dividends, limiting investments and acquisitions and preventing dissolution, liquidation, merger or a sale of our assets without prior consent of Silicon Valley Bank. The credit facility also contains usual and customary events of default (subject to certain threshold amounts and grace periods) on the occurrence of such things as nonpayment of amounts due under the credit facility, violation of the restrictive covenants referred to above, violation of other contract provisions, or a material adverse change. If an event of default occurs and is continuing, we may be required to repay any outstanding borrowings under the credit facility. As of December 31, 2010, we were in compliance with all financial covenants.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Credit Facility as of June 30, 2011 (Unaudited)

On May 18, 2011 we entered into the Fifth Amendment to the Amended and Restated Loan and Security Agreement with Silicon Valley Bank. The Amendment extends the maturity on our $10.0 million revolving credit facility to March 31, 2013 and modified the borrowing base to be determined on eligible accounts receivable and subject to a maximum total debt outstanding of $35 million for the combination of the senior term debt, term loan and revolving credit facility (see note 7). Interest on outstanding borrowings is at prime or prime plus 0.25%, based on a financial covenant. The agreement requires payment of a 0.375% per annum fee on the unused portion of the credit facility.

Furthermore, the Amendment supersedes our maximum EBITDA loss and minimum adjusted quick ratio financial covenants discussed above, for adjusted EBITDA and minimum liquidity ratio covenants. In addition to the adjusted EBITDA and minimum liquidity ratio covenants, additional restrictions include, among others, not creating liens on our assets or incurring additional debt, not paying dividends, limiting investments and acquisitions and preventing dissolution, liquidation, merger or a sale of our assets without prior consent of Silicon Valley Bank. Such covenants are subject to usual and customary exceptions, which would be typical for a credit facility of this nature. The credit facility also contains usual and customary events of default (subject to certain threshold amounts and grace periods) on the occurrence of such thing as nonpayment of amounts due under the credit facility, violation of the restrictive covenants referred to above, violation of other contract provisions, or a material adverse change. If an event of default occurs and is continuing, we may be required to repay any outstanding borrowings under the credit facility.

As of June 30, 2011, we were in compliance with the financial covenants and the interest rate was the prime rate, which was 3.25%.

(7) Term Loans

Our term loans are summarized as follows (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(Unaudited)
Silicon Valley Bank term loan	$389	$—	$—
Silicon Valley Bank second term loan	2,125	1,375	—
Silicon Valley Bank third term loan	—	1,995	—
Silicon Valley Bank fourth term loan	—	2,345	—
Silicon Valley Bank senior term loan	—	—	14,750
Silicon Valley Bank term loan	—	—	15,000
Portland Development Commission	75	—	—

	2,589	5,715	29,750

Less current portion	(1,139)	(1,806)	3,000	(1)

Long-term debt, excluding current portion	$1,450	$3,909	$26,750	(1)

(1)	As of June 30, 2011, both current and long-term portions of long term debt in the table above exclude a discount of $50,000 and $90,000, respectively, related to warrants issued in conjunction with the Fifth Amendment to the Amended and Restated Loan and Security Agreement. See further discussion below.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Term Loans as of December 31, 2010

(a) Silicon Valley Bank Term Loan

On August 2, 2007, we entered into a three-year $2.0 million dollar term loan with Silicon Valley Bank. The term loan matured on August 1, 2010 and was secured by accounts receivable. Repayment of this loan was in equal monthly installments of principal, plus monthly payments of accrued interest. Interest was accrued at the greater of (i) prime rate (3.25% at December 31, 2009) plus 0.25% or (ii) 8.25%. The interest rate was 8.25% at December 31, 2009.

(b) Silicon Valley Bank Second Term Loan

On October 14, 2008, we obtained financing from Silicon Valley Bank through a second term loan for the purpose of financing equipment and tenant improvements up to $2.3 million. Monthly payments were interest only until November 1, 2009, when equal monthly installments of principal plus monthly payments of accrued interest began. This loan matures on October 1, 2012. Interest is accrued at prime rate (3.25% at December 31, 2010) plus 0.25% or 0.50%, based on a financial covenant, and was 3.50% at December 31, 2010.

(c) Silicon Valley Bank Third Term Loan

On April 6, 2010, we obtained financing from Silicon Valley Bank through a third term loan for the purpose of financing equipment and tenant improvements up to $2.0 million. Monthly payments were interest only until January 1, 2011, when equal monthly installments of principal plus monthly payments of accrued interest began. The loan matures on December 1, 2013. Interest was accrued at prime rate (3.25% at December 31, 2010) plus 0.25% or 0.50%, based on a financial covenant, and was 3.50% at December 31, 2010.

(d) Silicon Valley Bank Fourth Term Loan

On September 24, 2010, we obtained financing from Silicon Valley Bank through a fourth term loan for the purpose of financing equipment and tenant improvements up to $4.0 million. Monthly payments are interest only until July 1, 2011, when equal monthly installments of principal plus monthly payments of accrued interest will begin. The loan matures on June 1, 2014. Interest accrues at prime rate (3.25% at December 31, 2010) plus 0.25% or 0.50%, based on a financial covenant, and was 3.50% at December 31, 2010.

Silicon Valley Bank Debt Compliance

The term loans with Silicon Valley Bank contain usual and customary events of default (subject to certain threshold amounts and grace periods) on the occurrence of such things as nonpayment of amounts due under the term loans, violation of the restrictive covenants referred to above, violation of other contract provisions, or a material adverse change. If an event of default occurs and is continuing, we may be required to repay all outstanding borrowings under the term loans.

As of December 31, 2010, we were in compliance with the financial covenants.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

(e) Summary of Maturities

Annual maturities of term loans as of December 31, 2010 were as follows (in thousands):

Year ending December 31,
2011	$1,806
2012	2,072
2013	1,447
2014	390
2015	—
Thereafter	—

$5,715

Term Loans as of June 30, 2011 (Unaudited)

(a) Silicon Valley Bank Revolving Term Loan and Term Financing

As discussed in note 6, on May 18, 2011 we entered into the Fifth Amendment to the Amended and Restated Loan and Security Agreement with Silicon Valley Bank.

The amendment included the addition of a $15 million term loan. The proceeds from which were used to partially fund the acquisition of OffiSync. Monthly interest only payments on the loan begin June 1, 2011. Repayment of the principal loan amount will begin April 1, 2013 and will be paid in 36 equal monthly installments of principal plus interest. Interest accrues at a fixed annual rate of 10.00%. The term loan matures March 1, 2016. There is no prepayment penalty on this loan.

The Amendment also provides for a $15 million senior term loan. The proceeds were used to refinance all existing term loans with Silicon Valley Bank and to partially fund the acquisition of OffiSync. Interest is accrued at the prime rate (3.25% at June 30, 2011) plus 0.375% or 0.625%, based on a financial covenant. Repayment begins June 1, 2011, and is payable in 48 monthly installment payments. Each of the first 24 installment payments is $0.25 million, plus accrued interest; and each of the remaining 24 installment payments is $0.375 million, plus accrued interest. The term loan matures June 1, 2015. There is no prepayment penalty on this loan.

Furthermore, the Amendment supersedes our maximum EBITDA loss and minimum adjusted quick ratio financial covenants discussed in note 6, for adjusted EBITDA and minimum liquidity ratio covenants. In addition to the adjusted EBITDA and minimum liquidity ratio covenants, additional restrictions include, among others, not creating liens on our assets or incurring additional debt, not paying dividends, limiting investments and acquisitions and preventing dissolution, liquidation, merger or a sale of our assets without prior consent of Silicon Valley Bank. Such covenants are subject to usual and customary exceptions, which would be typical for a credit facility of this nature. The credit facility also contains usual and customary events of default (subject to certain threshold amounts and grace periods) on the occurrence of such things as nonpayment of amounts due under the credit facility, violation of the restrictive covenants referred to above, violation of other contract provisions, or a material adverse change. If an event of default occurs and is continuing, we may be required to repay any outstanding borrowings under the credit facility.

As of June 30, 2011, we were in compliance with the financial covenants.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

In connection with the Fifth Amendment to the Amended and Restated Loan and Security Agreement, we issued Silicon Valley Bank warrants to purchase 127,000 shares of our common stock. The warrants can be exercised for $7.8707 per share, and expire on the earlier of (a) May 18, 2021 or (b) our initial public offering. We determined the relative fair value of the warrants using the Black-Scholes option-pricing model. The warrants were allocated a value of $0.2 million, resulting in a discount to the term debt and an increase to paid-in capital. The discount will be amortized using the effective interest method. As of June 30, 2011, these warrants remained outstanding and exercisable.

(b) Summary of Maturities

Annual maturities of term loans as of June 30, 2011 were as follows (in thousands):

Year ending December 31,
2011	$1,500
2012	3,000
2013	7,625
2014	9,500
2015	6,875
Thereafter	1,250

	$29,750	(1)

(1)	As of June 30, 2011, long term debt in the table above exclude a discount of $0.14 million related to warrants issued in conjunction with the Fifth Amendment to the Amended and Restated Loan and Security Agreement.

(8) Redeemable Convertible Preferred Stock

(a) Series A Convertible Preferred Stock (Series A Preferred Stock)

As of December 31, 2009 and 2010 and June 30, 2011, we had authorized and outstanding 10,100,000 shares of Series A preferred stock.

In the event of a liquidation event, excluding an initial public offering, holders of the Series A preferred stock shall receive the original issuance price ($1.52916 per share) plus any accrued and unpaid dividends, prior to any distribution to common stockholders. The holders of Series A preferred stock are entitled to receive dividends at a rate of $0.092 per share per annum, if approved and declared by our board of directors. Through June 30, 2011, no dividends have been approved or declared by our board of directors related to our Series A preferred stock.

(b) Series B Convertible Preferred Stock (Series B Preferred Stock)

As of December 31, 2009 and 2010 and June 30, 2011, we had outstanding 3,335,817 shares of Series B preferred stock.

In the event of a liquidation event, excluding an initial public offering, holders of the Series B preferred stock shall receive the original issuance price ($3.67838 per share) plus any accrued and unpaid dividends, prior to any distribution to common stockholders. If the aggregate amount Series B preferred stockholders are entitled

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

to receive upon a liquidation event exceeds the maximum participation amount, as defined, each holder of Series B preferred stock shall be entitled to receive the greater of a) the maximum participation amount or (b) the amount such holder would have received if all shares of Series B preferred stock had been converted into common stock immediately prior to such liquidation event.

The holders of Series B preferred stock are entitled to receive dividends at a rate of $0.22 per share per annum, if approved and declared by our board of directors. Through June 30, 2011, no dividends have been approved or declared by our board of directors related to our Series B preferred stock.

(c) Series C Convertible Preferred Stock (Series C Preferred Stock) and Related Warrants

On July 19, 2010, our board of directors approved the issuance of up to 9,646,550 shares of Series C preferred stock, and, as of December 31, 2010, we had issued 5,787,930 shares of Series C preferred stock. The Series C preferred stock was issued at $5.1832 per share for gross proceeds of $30 million. In conjunction with this financing, warrants were issued to purchase an additional 3,858,620 shares of Series C preferred stock. The warrants can be exercised for $10.3664 per share, and expire on the earlier of (a) July 19, 2017 or (b) our initial public offering with at least $30.0 million aggregate proceeds to us.

The proceeds from the Series C financing were allocated first to the fair value of the warrants of $0.04 million with the remainder to the Series C preferred stock.

In the event of a liquidation event, excluding an initial public offering, holders of the Series C preferred stock shall receive the original issuance price ($5.1832 per share) plus any accrued and unpaid dividends, prior to any distribution to common stockholders. If the aggregate amount Series C preferred stockholders are entitled to receive upon a liquidation event exceeds the maximum participation amount, as defined, each holder of Series C preferred stock shall be entitled to receive the greater of a) the maximum participation amount or (b) the amount such holder would have received if all shares of Series C preferred stock had been converted into common stock immediately prior to such liquidation event.

The holders of Series C preferred stock are entitled to receive dividends at a rate of $0.31 per share per annum, if approved and declared by our board of directors. Through June 30, 2011, no dividends have been approved or declared by our board of directors related to our Series C preferred stock.

The warrants are classified as a liability because they provide for the issuance of convertible preferred stock, which in certain liquidation instances require cash settlement by us. We are required to revalue the warrants at the end of each reporting period with the change in value reported in the statement of operations as a “gain or loss from the change in fair value of warrant liability” in the period in which the change occurred. In 2010 and the unaudited six months ended June 30, 2011, we recognized a loss on the change in fair value of warrant liability of $0.2 million and $12.3 million (unaudited), respectively. See also note 9, Fair Value Measurements of Assets and Liabilities.

(d) Convertibility of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock

Each share of preferred stock is convertible at any time, at the option of the holder, into shares of common stock determined by dividing the original issuance price by the conversion price. All shares of preferred stock shall automatically convert into common stock upon the earlier of (a) our initial public offering with at least $30.0 million aggregate proceeds to us or (b) the date specified by written consent of the holders of a majority of the then outstanding shares of preferred stock.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

A pro rata portion of the preferred stock can be redeemed at the option of a majority of the preferred stockholders at any time after July 19, 2015, at the original issuance price plus any dividends declared but unpaid thereon. This redemption will occur over two years from the first redemption date, with 33.3% being fully redeemed on the redemption date, 50% being fully redeemed on the first anniversary of the redemption date and 100% of shares being redeemed on the second anniversary of the redemption date.

At December 31, 2010 and June 30, 2011 (unaudited), the preferred stock, including Series C preferred stock that can be obtained through the exercise of warrants, was convertible into shares of our common stock as follows:

Series A preferred stock	10,100,000
Series B preferred stock	3,335,817
Series C preferred stock	5,787,930
Shares subject to series C preferred stock warrants	3,858,620

23,082,367

(9) Fair Value Measurements of Assets and Liabilities

Factors used in determining the fair value of financial assets and liabilities are summarized into three broad categories:

•	Level 1 – quoted prices in active markets for identical securities as of the reporting date;

•	Level 2 – other significant directly or indirectly observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds and credit risk; and

•	Level 3 – significant inputs that are generally less observable than objective sources, including our own assumptions in determining fair value.

The factors or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Our financial assets liabilities that are measured at fair value on a recurring basis, by level, as of December 31, 2009 and 2010 and June 30, 2011 consisted of the following (in thousands):

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$—	$—	$—	$—
Accrued liabilities:
Series C preferred stock warrants	$—	$—	$—	$—

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$—	$—	$—	$—
Accrued liabilities:
Series C preferred stock warrants	$—	$—	$264	$264

	June 30, 2011 (Unaudited)
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$15,008	$—	$—	$15,008
Accrued liabilities:
Series C preferred stock warrants	$—	$—	$12,599	$12,599

The gross changes in the fair value of the Series C preferred stock warrants were as follows (in thousands):

Balance at December 31, 2009	$—
Fair value at issuance	42
Change in fair value	222

Balance at December 31, 2010	264
Change in fair value	12,335

Balance at June 30, 2011 (unaudited)	$12,599

We estimate the fair value of the Series C preferred stock warrants using various valuation approaches including; the option pricing model and discounted cash flow model, both of which use unobservable inputs and reflect our assessment of the assumptions market participants would use to value these liabilities.

There were no material changes to our valuation techniques during 2010 or the unaudited six months ended June 30, 2011.

(10) Stockholders’ Equity

On April 17, 2009, our board of directors approved an increase in the authorized number of shares of common stock from 40,000,000 to 50,000,000. In addition, our board of directors authorized the repurchase of 1,520,752 shares of our common stock, which were repurchased for $0.56 per share for a total cost of

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

$0.9 million. The repurchased shares are held as treasury stock. On July 19, 2010, our board of directors approved an increase of authorized common shares from 50,000,000 to 70,000,000. In accordance with Delaware state law, we cannot declare a dividend if it would cause an impairment of our capital, and it was determined that, at the time of the authorization, no impairment of our capital existed.

(11) Stock-Based Awards and Stock-Based Compensation

Stock Option Plans

2007 Plan

Our 2007 Stock Incentive Plan, or the 2007 Plan, provides our board of directors broad discretion in creating employee equity incentives. Unless otherwise provided in the 2007 Plan document, the board of directors, in its discretion, determines the stock option exercise prices, which may not be less than the fair value of our common stock at the date of grant, vesting periods, and expiration periods, which are a maximum of ten years from the date of grant. Under the 2007 Plan, as amended, 19,471,538 shares of our common stock have been reserved and authorized for issuance to nonemployee directors, employees, and consultants. The 2007 Plan allows for grants of incentive stock options, nonstatutory stock options and stock bonuses in the form of restricted stock purchase rights, or RSPs. Generally, all stock option grants are issued under an option agreement that provides, among other things, that the option grant vests over a four-year period. Under the 2007 Plan we had 15,905,044 and 15,336,182 shares of our common stock reserved for issuance and 850,444 and 831,846 shares were available for future awards at December 31, 2010, and June 30, 2011, unaudited, respectively.

2002 Plan

Our 2002 Equity Incentive Plan, or the 2002 Plan, provides our board of directors broad discretion in creating employee equity incentives. Unless otherwise provided in the 2002 Plan document, the board of directors, in its discretion, determines the stock option exercise prices, which may not be less than the fair value of our common stock at the date of grant, vesting periods, and expiration periods, which are a maximum of ten years from the date of grant. Under the 2002 Plan, as amended, 6,556,778 shares of our common stock have been reserved and authorized for issuance to nonemployee directors, employees, and consultants in certain instances. Generally, all stock option grants are issued under an option agreement that provides, among other things, that the option grant vests over a four-year period. At December 31, 2010, 400,000 shares of our common stock were reserved for issuance pursuant to the 2002 Plan and no shares were available for future awards.

Out-of-Plan Stock Option Grant

On November 5, 2010, in conjunction with the lease of office space, we issued non-statutory, out-of-plan stock options to purchase 10,000 shares of our common stock. These options were issued with the exercise price equal to the fair value of our common stock at the date of grant, which was $2.85 per share. These options were fully vested upon issuance and expire ten years after the date of grant.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Stock Option Activity

Stock option activity was as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
Balances, December 31, 2009	8,623,994	$0.556
Granted	9,360,765	1.913
Forfeited	(1,109,798)	0.921
Expired	(6,623)	1.077
Exercised	(1,413,738)	0.698

Balances, December 31, 2010	15,454,600	1.339	8.14 years	$23,359
Granted (unaudited)	2,044,288	5.695
Forfeited (unaudited)	(969,902)	2.062
Exercised (unaudited)	(1,614,650)	1.149

Balances, June 30, 2011 (unaudited)	14,914,336	$1.909	7.94 years	$88,903

Exercisable at December 31, 2010	4,183,773	$0.585	7.45 years	$9,500

Vested and expected to vest at December 31, 2010	12,056,167	$1.283	8.14 years	$18,914

Exercisable at June 30, 2011 (unaudited)	5,118,918	$0.834	7.37 years	$36,019

Vested and expected to vest at June 30, 2011 (unaudited)	11,725,482	$1.799	7.94 years	$71,175

During the years ended December 31, 2008, 2009 and 2010, we granted options to purchase 122,040, 110,000 and 1,274,500 shares of common stock, respectively, to nonemployees. Expense for these awards was calculated using the Black-Scholes option-pricing model. These awards are equity classified and are marked to market each period with the change in fair value recorded in earnings. We recorded stock-based compensation expense of $40,000, $0.1 million and $0.8 million for the fair value of the stock options granted to nonemployees during the years ended December 31, 2008, 2009 and 2010, respectively.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Restricted Stock Activity

Restricted stock results from the exercise of unvested RSPs, non-qualified options, or NSOs, with reverse vesting provisions, and the grant of Restricted Stock Awards, or RSAs. The shares of restricted stock vest over the period specified in the related RSP, NSO, and RSA agreements. Restricted stock activity was as follows:

	Number of shares	Weighted average grant date fair value
Balance at December 31, 2009	214,840	$0.486
Granted upon exercise of RSP	—	—
Exercise of reverse vesting NSOs	162,500	1.510
Vested	(158,195)	0.949
Forfeited	—	—

Balance at December 31, 2010	219,145	0.911

Granted upon exercise of RSP	—
Exercise of reverse vesting NSOs	—
Granted RSAs	714,048	6.513
Vested	(49,695)	0.768
Forfeited	—

Balance at June 30, 2011 (unaudited)	883,498	5.447

Stock-Based Compensation

The fair value of the stock-based awards granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Expected term (in years)	5.7 – 10.0	5.1 – 10.0	4.6 – 10.0	4.6 – 9.9	4.6 – 10.0
Risk-free interest rate	2.13% - 4.38%	1.94% - 4.39%	1.43% - 4.39%	1.94% - 4.39%	1.43% - 4.39%
Volatility	53% - 69%	53% - 69%	54% - 69%	54% - 65%	54% - 68%
Dividend yield	0%	0%	0%	0%	0%

The expected terms of options granted were calculated using the simplified method, which defines the expected term as the average of the contractual term and the vesting period. Estimated volatility incorporates a calculated volatility derived from the historical closing prices of common shares of similar entities whose share prices are publicly available for the expected term of the option. The risk-free interest rate is based on the U.S. Treasury constant maturities in effect at the time of grant for the expected term of the option. We use historical data to estimate the number of future stock option forfeitures.

Because there has been no public market for our common stock, our board of directors has estimated the fair value of our common stock, for purposes of determining the exercise price of stock options and the fair value of

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

restricted stock awards, based upon several factors, including, but not limited to, third-party valuations and our operating and financial performance.

The third-party valuations took into consideration several factors, including, but not limited to:

•	prices for preferred stock which were sold to outside investors in arms-length transactions, and the rights, preferences, and privileges of the preferred stock and the common stock;

•	the fact that the option grants involved illiquid securities in a private company;

•	our stage of development and revenue growth;

•	the state of the industry and the economy;

•	the marketplace and major competitors; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions.

Certain information regarding our stock-based compensation was as follows (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Weighted average per share grant date fair value of stock options granted	$0.28	$0.417	$1.003	$0.860	$3.380
Total intrinsic value of stock options exercised	$125	$629	$2,014	$598	$9,305
Total fair value of shares vested	$439	$352	$1,076	$717	$1,695

Stock-based compensation was included in our consolidated statements of operations as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Cost of revenues	$53	$85	$158	$67	$156
Research and development	134	112	528	155	958
Sales and marketing	177	257	823	313	1,246
General and administrative	69	145	1,895	1,401	1,035

Total	$433	$599	$3,404	$1,936	$3,395

As of December 31, 2010 and June 30, 2011, we had unrecognized compensation related to stock-based awards of $6.9 million and $14.5 million (unaudited), respectively, which will be recognized over the weighted average remaining vesting period of 2.75 years and 2.92 years, respectively.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

(12) Income Taxes

Income Tax Provision (Benefit)

Pretax loss was as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Domestic	$(11,320)	$(4,838)	$(27,549)

Total	$(11,320)	$(4,838)	$(27,549)

The provision (benefit) for federal, state and foreign income taxes was as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Current tax provision (benefit):
Federal	$—	$—	$—
State	—	(52)	68
Foreign	—	—	23

Total current tax provision (benefit)	—	(52)	91
Deferred tax provision	—	—	—

Total tax provision (benefit)	$—	$(52)	$91

The reconciliation of the statutory federal income tax provision (benefit) rate to the effective tax rate was as follows:

	Year Ended December 31,
	2008	2009	2010
Federal statutory rate	34.00%	34.00%	34.00%
State tax	6.80	11.71	7.36
Change in valuation allowance	(41.70)	(44.04)	(41.97)
Permanent differences	(1.20)	(4.05)	(1.82)
Tax credits	2.10	2.86	1.90
Other	—	0.58	0.21

	—%	1.06%	(0.32)%

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. The tax effects of significant items comprising our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$7,606	$20,371
Accrued expenses, reserves and allowances	212	455
Deferred revenue	2,346	1,763
Tax credit carryforwards	734	1,553
Deferred rent	91	113
Other	81	834

Total deferred tax assets	$11,070	$25,089

Deferred tax liabilities:
Depreciation and amortization	(113)	(1,747)
Prepaid expenses	(132)	(564)

Total deferred tax liabilities	(245)	(2,311)
Valuation allowance	(10,825)	(22,778)

Net deferred taxes	$—	$—

ASC Topic 740, Income Taxes, requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that we assess that realization is more likely than not. Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Due to our recent history of operating losses, we believe the recognition of the deferred tax assets arising from the above mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, has provided a full valuation allowance. The valuation allowance totaled $10.8 million and $22.8 million at December 31, 2009 and 2010, respectively.

The net change in the valuation allowance was an increase of $2.2 million and $12.0 million for the years ended December 31, 2009 and 2010, respectively. At December 31, 2009 and 2010, we had federal and state net operating loss carryforwards of $18.6 million and $49.9 million, respectively. Additionally, we had research and development tax credit carryforwards of $0.7 million and $1.4 million at December 31, 2009 and 2010, respectively. These carryforwards expire between 2012 and 2030.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. We had unrecognized tax benefits of $0.2 million and $0.4 million as of December 31, 2009 and 2010, respectively. All unrecognized tax benefits would have an impact on the effective tax rate if recognized.

We recognize penalties and interest accrued related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2010, there were no accrued penalties or interest related to unrecognized tax benefits recorded in the consolidated financial statements.

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

We are subject to income taxes in U.S. federal and various state and local jurisdictions. Generally, we are no longer subject to U.S. federal, state and local tax examinations for tax years ended before December 31, 2007. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward. We are not currently under examination in any tax jurisdictions.

For the six months ended June 30, 2011, income tax benefit was $3.8 million, or 11.0% of pre-tax loss, compared to income tax expense of $0.04 million, or 0.3% of pre-tax loss, for the six months ended June 30, 2010. The effective tax rate for 2010 and the first half of 2011 differs from the U.S. federal statutory rate of 34% primarily due to stock-based compensation, permanent tax adjustments, and changes in our valuation allowance against our deferred tax assets. Included in the $3.8 million income tax benefit for the six months ended June 30, 2011 is a $3.9 million tax benefit from the release of valuation allowance on our deferred tax asset, or DTA. In connection with the OffiSync acquisition, a deferred tax liability, or DTL, was established for the book-tax basis differences related to the non-goodwill intangibles. The OffiSync DTL exceeded its acquired deferred tax assets by $3.9 million. The net DTL from the acquisition creates additional source of income to offset t our DTA. As such, authoritative guidance requires the impact on the acquiring company’s deferred tax assets and liabilities caused by an acquisition be recorded in the acquiring company’s financial statements outside of acquisition accounting. Accordingly, the valuation allowance on our DTA was released and resulted in a financial statement benefit of $3.9 million.

(13) Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including preferred stock, stock options, and warrants, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table sets forth the computation of historical basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
Actual:	2008	2009	2010	2010	2011
				(Unaudited)
Numerator:
Net loss	$(11,320)	$(4,786)	$(27,640)	$(13,259)	$(30,558)

Denominator:
Weighted-average common shares outstanding	20,555	20,746	22,385	21,931	23,890
Less: Weighted-average unvested common shares subject to repurchase or forfeiture	90	213	289	272	720

Weighted-average shares used to compute net loss per share, basic and diluted	20,465	20,533	22,096	21,659	23, 170

Net loss per share, basic and diluted	$(0.55)	$(0.23)	$(1.25)	$(0.61)	$(1.32)

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Since we were in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Shares subject to outstanding common stock options	6,461,518	8,623,994	15,454,600	14,968,716	14,914,336
Unvested restricted common stock	54,689	214,841	219,145	318,836	883,498
Shares subject to common stock warrants	—	—	—	—	127,000
Series A preferred stock	10,100,000	10,100,000	10,100,000	10,100,000	10,100,000
Series B preferred stock	—	3,335,817	3,335,817	3,335,817	3,335,817
Series C preferred stock	—	—	5,787,930	—	5,787,930
Shares subject to series C preferred stock warrants	—	—	3,858,620	—	3,858,620

	16,616,207	22,274,652	38,756,112	28,723,369	39,007,201

Unaudited pro forma net loss per share for the year ended December 31, 2010 and for the unaudited six months ended June 30, 2011 has been computed to give effect to the automatic conversion of the convertible preferred stock into common stock, as though the conversion had occurred on the original dates of issuance.

Pro forma:	Year Ended December 31, 2010	Six Months Ended June 30, 2011
	(in thousands, except per share data)
Pro forma net loss	$(27,640)	$(30,558)

Basic and diluted shares:
Weighted average shares used to calculate basic and diluted net loss per share attributable to common stockholders	22,096	23,170
Pro forma adjustment to reflect assumed conversion of preferred stock to common stock to occur upon consummation of our expected initial public offering	19,224	19,224

Pro forma basic and diluted shares	41,320	42,394

Pro forma basic and diluted net loss per share	$(0.67)	$(0.72)

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

Potentially dilutive securities that were not included in the pro forma diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
	(Unaudited)
Shares subject to outstanding common stock options	15,454,600	14,914,336
Unvested restricted common stock	219,145	883,498

Shares subject to common stock warrants	—	127,000
Shares subject to preferred stock warrants	3,858,620	3,858,620

Total	19,532,365	19,783,454

(14) Statements of Cash Flows

The summary of supplemental cash flows information is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
Supplemental Cash Flow Information
Cash paid for interest	$126	$227	$241	$123	$335
Cash paid for income taxes	—	17	76	52	45

Supplemental Non-Cash Information
Common stock issued in connection with acquisition of Filtrbox	$—	$—	$1,013	$1,013	$—
Common stock issued in connection with acquisition of Proximal Labs	—	—	—	—	551
Common stock issued in connection with acquisition of OffiSync	—	—	—	—	616

(15) Commitments and Contingencies

Legal Matters

From time to time, we may become involved in routine litigation arising in the ordinary course of business. While the results of such litigation cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our financial position or results of operations or cash flows.

Operating Leases

Operating lease payments primarily relate to noncancelable operating leases associated with our offices in Oregon, California and Colorado as well as various equipment leases. The facility lease for the currently occupied space in Oregon includes a five-year renewal option and the lease for the headquarters in Palo Alto, California expires in September 2019. In addition to our currently occupied space, there are other facility leases in Oregon that are no longer being utilized by us that have been fully sublet. Payments received from subleases were $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2008, 2009 and 2010,

JIVE SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 AND

SIX MONTHS ENDED JUNE 30, 2010 AND 2011 (UNAUDITED)

respectively, and $0.1 million and $0.5 million for the unaudited six months ended June 30, 2010 and 2011, respectively, and were recorded as a reduction to rent expense. Minimum rentals to be received in the future under these subleases as of December 31, 2010 were $1.4 million.

The approximate future minimum lease payments required under operating leases (including for sublet facilities) were as follows (in thousands):

Year ending December 31,
2011	$3,445
2012	3,163
2013	2,301
2014	1,412
2015	1,454
Thereafter	4,122

$15,897

Rent expense, net of sublease income, was $0.5 million, $1.3 million and $2.5 million for the years ended December 31, 2008, 2009 and 2010, respectively and $1.0 million and $1.7 million for the unaudited six months ended June 30, 2010 and 2011, respectively.

(16) Geographic Information

Sales to countries which totaled 10% or more of our total revenues, determined based on the location of the end customer, were as follows (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(Unaudited)
U.S.	$13,862	$21,880	$36,849	$14,794	$28,039
Rest of world	3,070	8,114	9,419	4,453	5,913

	$16,932	$29,994	$46,268	$19,247	$33,952

(1)	During the year ended December 31, 2009, 11% of total revenues was derived from customers in Germany. No other country exceeded 10% of total revenues during any of the other periods presented.

We did not have a significant amount of long-lived assets located outside of the U.S. at December 31, 2009 or 2010 or June 30, 2011.

(17) Employee Benefit Plan

We offer a 401(k) employee savings plan to our U.S.-based employees. We make a nondiscretionary matching contribution equal to 100% of the first 3% and 50% of the next 2% of compensation contributed by employees. We made matching contributions of $0.3 million, $0.4 million and $0.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.4 million and $0.7 million for the six months ended June 30, 2010 and 2011, respectively.

(18) Subsequent Events (unaudited)

In August 2011, our board of directors approved an increase to the number of shares authorized under the 2007 Plan by 1,200,000 shares.

Independent Auditors’ Report

The Board of Directors

OffiSync Corporation:

We have audited the accompanying consolidated balance sheet of OffiSync Corporation and subsidiary (collectively, the Company) as of December 31, 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OffiSync Corporation and subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with U.S generally accepted accounting principles.

/s/    KPMG LLP

Portland, Oregon

August 2, 2011

OFFISYNC CORPORATION AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$514,712
Accounts receivable	12,203
Prepaid expenses and other receivables	36,557

Total current assets	563,472
Property and equipment, net	13,200

$576,672

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,368
Accrued payroll, taxes and benefits	75,760
Deferred revenue, current	267,758
Income tax payable	20,522
Other accrued expenses	36,299

Total current liabilities	412,707
Deferred revenue, less current portion	66,995

Total liabilities	479,702

Stockholders’ equity:
Preferred stock, Series A, liquidation preference of $1,076,235, $0.00005 par value. Authorized 2,000,000 shares; issued and outstanding 2,000,000 shares at December 31, 2010	100
Common stock, $0.0001 par value. Authorized 6,000,000 shares; issued and outstanding 3,400,000 shares at December 31, 2010	340
Additional paid-in capital	985,748
Accumulated deficit	(889,218)

Total stockholders’ equity	96,970

$576,672

See accompanying notes to consolidated financial statements.

OFFISYNC CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2010
Revenues:
Software revenue	$80,891

Total revenues	80,891
Cost of revenues	7,115

Gross profit	73,776

Operating expenses:
Research and development	546,335
Sales and marketing	221,236
General and administrative	141,815

Total operating expenses	909,386

Loss from operations	(835,610)

Other expense, net:
Interest expense	4,334

Other expense, net	4,334

Loss before taxes	(839,944)
Income tax expense	20,522

Net loss	$(860,466)

See accompanying notes to consolidated financial statements.

OFFISYNC CORPORATION AND SUBSIDIARY

Consolidated Statement of Stockholders’ Equity

Year ended December 31, 2010

	Series A preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	1,400,000	$70	3,400,000	$340	$660,630	$(28,752)	$632,288
Issuance of Series A preferred shares, net of issuance costs of $43,000	600,000	30	—	—	300,710	—	300,740
Stock-based compensation	—	—	—	—	24,408	—	24,408
Net loss	—	—	—	—	—	(860,466)	(860,466)

Balance at December 31, 2010	2,000,000	$100	3,400,000	$340	$985,748	$(889,218)	$96,970

See accompanying notes to consolidated financial statements.

OFFISYNC CORPORATION AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2010
Cash flows from operating activities:
Net loss	$(860,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,274
Stock-based compensation	24,408
Increase in assets:
Accounts receivable	(12,203)
Prepaid expenses and other receivables	(32,021)
Increase in liabilities:
Accounts payable	12,368
Accrued payroll, taxes and benefits	75,760
Deferred revenue	334,753
Income tax payable	20,522
Other accrued liabilities	36,299

Net cash used in operating activities	(398,306)

Cash flows from investing activity:
Purchases of property and equipment	(15,474)

Net cash used in investing activity	(15,474)

Cash flows from financing activities:
Issuance of preferred stock	300,740

Net cash provided by financing activities	300,740

Net decrease in cash and cash equivalents	(113,040)
Cash and cash equivalents at beginning of year	627,752

Cash and cash equivalents at end of year	$514,712

See accompanying notes to consolidated financial statements.

OFFISYNC CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

(1) Description of the Business

OffiSync Corporation is a privately owned corporation, originally organized October 2009 in the state of Delaware. OffiSync Israel Ltd is a wholly owned subsidiary of OffiSync Corporation organized in January 2010 in Israel. OffiSync Corporation and OffiSync Israel Ltd (the Company) provide a software solution that brings web content into Microsoft Office applications and enables users to work on documents together.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of OffiSync Corporation and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Revenue Recognition

Revenue is generated from the licensing of software products under perpetual licenses. Revenue is recognized when all four of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the product or services have been delivered to the customer;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	the collection of the related fees is reasonably assured.

Products are bundled with post-contract customer support, which is governed by industry specific software revenue recognition rules (ASC 985). These rules specify the four criteria that must be met prior to recognizing revenue for a single element arrangement from amounts allocated to individual elements in a multiple element arrangement. ASC 985 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor-specific objective evidence (VSOE) of the relative fair values of each element in the arrangement. The Company does not sell support for products on a standalone basis and therefore is unable to establish the fair value this revenue through VSOE. For the year ended December 31, 2010, the majority of the Company’s product revenue relates to fees received from two customers who embed the OffiSync product along with their product. The Company recognized revenue ratably over the stated contract as it has an obligation to provide support and has not established VSOE for support services.

The Company’s policy is to record revenue net of any applicable sales, use or excise taxes.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash and cash equivalents. Cash equivalents which can include financial instruments such as certificates of deposits and money market funds are recorded at cost, which approximates market value.

OFFISYNC CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Accounts balances are considered delinquent if payment is not received by the due date. Accounts receivable are written off when deemed uncollectible. Recovery of accounts receivable previously written off is recorded when received. Interest is not charged on accounts receivable.

As of December 31, 2010, there was no allowance for doubtful accounts.

(f) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to fifteen years. Amortization of leasehold improvements is provided using the straight-line method over the remaining life of the lease or the useful life of the asset, whichever is shorter.

Ordinary maintenance and repairs are expensed as incurred.

(g) Accounting for the Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by comparing the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. If that review indicates that the carrying amount of the long-lived asset is not recoverable, an impairment loss is recorded for the amount by which the carrying amount of the asset exceeds its fair value.

No indicators of impairment were identified for the year ended December 31, 2010.

(h) Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company’s license, support and maintenance revenue described above and is recognized as the revenue recognition criteria are met.

(i) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and trade receivables. Cash is placed on deposit in major financial institutions in the United States and Israel. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company’s cash deposits are financially sound, and accordingly, minimal credit risk exists with respect to these balances.

The Company does not require customers to provide collateral to support accounts receivable. When necessary, credit reviews of significant customers are performed prior to extending credit. The determination of a customer’s ability to pay requires significant judgment, and failure to collect from a customer can adversely affect revenue, cash, and net income. The Company maintains an allowance for potential doubtful accounts.

F-44

OFFISYNC CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

Two individual customers accounted for 69% of total revenue for the year ended December 31, 2010. One different customer accounted for 99% of total accounts receivable at December 31, 2010.

(j) Stock-Based Compensation

The Company calculates stock-based compensation expense utilizing fair value based methodologies and recognizes the expense over the vesting period of such awards.

(k) Income Taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Deferred tax assets are reduced by a valuation allowance when it is estimated to become more likely than not that a portion of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are “more likely than not” of being sustained. Interest and penalties accrued on unrecognized tax benefits are recorded as tax expense within the consolidated financial statements.

(l) Leases

The Company leases its facilities under operating leases. For leases that contain rent escalation or rent concession provisions, the total rent expense during the lease term is recorded on a straight-line basis over the term of the lease. The difference between the rent paid and the straight-line rent expense is recorded as a deferred rent liability in current liabilities in the accompanying balance sheets.

(m) Research and Development and Advertising Costs

Research and development costs are expensed as incurred. Advertising costs are expensed as incurred as a component of sales and marketing expense.

(3) Property and Equipment, Net

The following table sets forth the components of property and equipment:

December 31, 2010
Computers, equipment and software	$13,878
Leasehold improvements	896
Furniture and fixtures	700

15,474
Less accumulated depreciation and amortization	(2,274)

$13,200

Depreciation expense was $2,274 for the year ended December 31, 2010.

F-45

OFFISYNC CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

(4) Stockholders’ Equity

Authorized capital stock of the Company totals 8,000,000 shares of which 6,000,000 shares are designated as Common Stock, par value of $0.0001, and 2,000,000 shares are designated as Preferred Stock, par value of $0.00005.

(a) Common Stock

As of December 31, 2010, there were 3,400,000 shares issued and outstanding. Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive pro rata assets available for distribution to stockholders. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company.

(b) Preferred Stock

As of December 31, 2010, there were 2,000,000 Series A shares outstanding. The Series A stock was issued in 2009 and 2010 in exchange for net proceeds of $957,000. The issue price for Series A is $0.50 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations, or the like with respect to such shares).

Dividends

Holders of Preferred Stock shall be entitled, on an as-converted to Common Stock pro rata basis, to receive dividends out of the assets of the Company, which are by law available, therefore, when, as and if declared by the Board of Directors, payable either in cash, in property, or in shares of capital stock. The right to dividends shall not be cumulative, and no right shall accrue to holders of any shares of capital stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend on any shares of capital stock bear or accrue interest.

Liquidation Rights

In the event of any Liquidation Event, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock and any other series of Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A original issue price plus all declared and unpaid dividends plus an 8% annual interest rate. If upon the Liquidation Event, the assets of the Company conform legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series (i.e. the Conversion Rate). Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, the Conversion Rate for such series shall be appropriately increased or decreased.

F-46

OFFISYNC CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering on NASDAQ or other nationally recognized exchange, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least sixty percent (60%) of the Preferred Stock then outstanding, voting together as a single class on an as-converted basis, or, if later, the effective date for conversion specified in such requests (each, an Automatic Conversion Event).

(5) Income Taxes

Income tax provision for the year ended December 31, 2010 was as follows:

Tax expense
Current tax expense:
Federal	$—
Foreign	25,234

25,234

Deferred tax expense:
Federal	—
Foreign	(4,712)

(4,712)

$20,522

The tax effects of temporary differences and net operating loss carryforwards which give rise to deferred tax assets at December 31, 2010 were as follows:

December 31, 2010
Deferred tax assets:
Accrued vacation	$15,006
Deferred rent expense	819
Social benefits	3,807
Federal and state net operating loss carryforwards	970,897

Total gross deferred tax assets	990,529
Less valuation allowance	(970,897)

Net deferred tax assets	$19,632

The Company has U.S. federal net operating loss carryforwards of $970,897 and $25,752 at December 31, 2010 and 2009, respectively. These carryforwards will expire between 2029 and 2030 if not used by the Company to reduce income taxes payable in future periods.

A provision of the Internal Revenue Code requires the utilization of net operating losses be limited when there is a change of more than 50% in ownership of the Company.

ASC Topic 740, Income Taxes, requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that the Company assesses that realization is more likely than not. Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient

F-47

OFFISYNC CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

taxable income within the carryforward period. Due to the Company’s recent history of operating losses, the Company believes the recognition of the US deferred tax assets arising from the above mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, has provided a full valuation allowance.

The Company’s effective rate was an expense of 24% during 2010. The effective tax rate during 2010 differs from the federal statutory rate primarily due to the realization of deferred tax assets, stock-based compensation recorded under Topic 718, Foreign Rate Differentials, and non-deductible meal and entertainment expenses.

(6) Commitments and Contingencies

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company’s consolidated balance sheet, statements of operation, or liquidity.

Operating lease payments primarily relate to a noncancelable operating lease associated with the Company’s offices in Israel. The approximate future minimum lease payments required under the operating lease were as follows (in thousands):

Year ending December 31:
2011	$11,639

$11,639

Rent expense was $23,254 for the year ended December 31, 2010.

(7) Indemnification Obligations

The Company enters into standard indemnification agreements in its ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with patent, copyright or other intellectual property infringement claims by any third party with respect to the Company’s current products.

It is not possible to determine the maximum potential amount under these indemnification agreements due to our limited and infrequent history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

(8) Subsequent Events

On May 18, 2011, Jive Software, Inc. acquired 100% of the Company’s outstanding capital stock for approximately $22.7 million in cash and 600,000 shares of common stock. As a result, the Company became a wholly owned subsidiary of Jive Software, Inc.

The Company has evaluated subsequent events from the balance sheet date through August 2, 2011, the date at which the consolidated financial statements were available to be issued, and determined there are no other items to disclose.

F-48

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

On May 18, 2011, Jive Software Inc. acquired 100% of the outstanding capital stock of the OffiSync Corporation, or OffiSync, a Seattle, Washington-based company, for approximately $22.7 million in cash and 78,110 shares of its common stock for a total value of $23.3 million. OffiSync is a provider of connections to social business software for the Microsoft environment, including Microsoft Outlook and Microsoft Office.

The Company also issued 441,102 shares of restricted common stock to certain OffiSync employees, the fair value of these shares on the grant date was $3.5 million, the shares vest over 3 years and will be recognized as stock-compensation expense over the requisite service period. In addition, unvested stock options, for which no service was performed prior to acquisition, held by OffiSync employees who were retained were converted to 80,788 of common stock options. The fair value of stock options assumed were estimated using Black-Scholes pricing model.

The acquisition will be accounted for using the purchase method of accounting and, accordingly, the tangible and intangible assets acquired and liabilities assumed from OffiSync will be recorded at their estimated fair values as of the date of the acquisition. Our preliminary allocation of the purchase price is pending completion of several elements, including the finalization of an independent appraisal for the purposes of measuring the fair value of acquired intangible assets. Accordingly, there may be material adjustments to the preliminary allocation of the purchase price.

For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2010, and the six months ended June 30, 2011, we assumed that the OffiSync acquisition occurred on January 1, 2010. As a result, the Unaudited Pro Forma Condensed Consolidated Statement of Operations was derived from our audited consolidated statement of operations for the year then ended December 31, 2011 and OffiSync’s audited consolidated statement of operations for the year then ended December 31, 2011. The following Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2011 combines our historical consolidated statement of operations for the six months then ended with OffiSync’s historical consolidated statement of operations for the period of January 1, 2011 through May 18, 2011.

The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the acquisition been consummated as of the dates indicated or that may be achieved in the future. Furthermore, no effect has been given in the unaudited pro forma condensed combined statements of operations for synergistic benefits or cost savings that may be realized through the combination of us and OffiSync or costs that may be incurred in integrating the two companies. The Unaudited Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with our historical consolidated financial statements and accompanying notes included in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except per share data)

	Historical		Pro Forma Adjustments	Notes		Pro Forma
	Jive Software Year Ended December 31, 2010	OffiSync Year Ended December 31, 2010
Revenue	$46,268	$81	$(31)	(A)		$46,318
Cost of revenue	19,706	7	2,299	(B),(D)		22,012

Gross profit	26,562	74	(2,330)			24,306

Operating expenses:
Research and development	18,278	546	1,257	(C),(G)		20,081
Sales and marketing	28,592	221	—			28,813
General and administrative	6,746	142	1,215	(C),(F)		8,103

Total operating expenses	53,616	909	2,472			56,997

Loss from operations	(27,054)	(836)	(4,802)			(32,692)
Interest income (expense) and other, net	(495)	(4)	—			(499)

Loss before provision for income taxes	(27,549)	(840)	(4,802)			(33,191)
Provision for income taxes	91	21	3,851	(E)		3,963

Net loss	$(27,640)	$(861)	$(8,653)			$(37,154)

Net loss per common share, basic	$(1.25)			(H	)	$(1.68)

Net loss per common share, diluted	$(1.25)			(H	)	$(1.68)

Shares used in computing net loss per common share, basic	22,096			(H	)	22,173

Shares used in computing net loss per common share, diluted	22,096			(H	)	22,173

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

(In thousands, except per share data)

	Jive Software Six Months Ended June 30, 2011	OffiSync January 1, 2011 through May 18, 2011	Pro Forma Adjustments	Notes	Pro Forma
Revenue	$33,952	$205	$(132)	(A)	$34,025
Cost of revenue	15,112		812	(B),(D)	15,924

Gross profit	18,840	205	(944)		17,070

Operating expenses:
Research and development	15,783	336	191	(C),(G)	16,310
Sales and marketing	19,460	75	—		19,535
General and administrative	5,219	81	(229)	(C),(F)	5,071

Total operating expenses	40,462	492	(38)		40,916

Loss from operations	(21,622)	(287)	(906)		(22,815)
Interest income (benefit from) (expense) and other, net	(12,703)	(5)	—		(12,708)

Loss before provision for income taxes	(34,325)	(292)	(906)		(35,523)
Provision for income taxes	(3,767)	11	3,851	(E)	95

Net loss	$(30,558)	$(303)	$(4,757)		$(35,618)

Net loss per common share, basic	$(1.32)			(H)	$(1.52)

Net loss per common share, diluted	$(1.32)			(H)	$(1.52)

Shares used in computing net loss per common share, basic	23,170			(H)	23,424

Shares used in computing net loss per common share, diluted	23,170			(H)	23,424

See accompanying notes to unaudited pro forma condensed combined financial statements.

1. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial statements are based on the historical financial information of Jive Software, Inc., or Jive, and the OffiSync Corporation. (“OffiSync”) after giving effect to the acquisition of OffiSync by Jive using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2011 and for the year ended December 31, 2010 combines the historical results for Jive for each of the periods presented, and the historical results for OffiSync for the period of January 1, 2011 through the date of acquisition, May 18, 2011, and the year ended December 31, 2010 as if the acquisition had occurred as of January 1, 2010.

2. Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined statements of operations:

(A)	Reflects OffiSync revenue related to the Company as a result of a pre-existing distribution agreement.

(B)	Reflects the Company’s cost of revenue related to OffiSync as a result of a pre-existing distribution agreement.

(C)	Reflects additional stock-based compensation expense associated with the assumed unvested options and restricted stock units of $1.7 million and $0.6 million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

(D)	Reflects amortization of identifiable intangible assets of $2.3 million and $0.9 million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

(E)	The Company recorded a $3.9 million deferred tax liability as of the acquisition date primarily related to the acquired intangible assets. As such, authoritative guidance requires the Company to record the impact on the acquiring company’s deferred tax assets outside of purchase accounting. Accordingly, the valuation allowance on the Company’s deferred tax assets will be released and result in an estimated financial statement benefit of $3.9 million.

(F)	The Company incurred direct transaction costs of approximately $0.5 million, which was charged to general a expenses and administrative in the six months ended June 30, 2011.

(G)

Reflects $0.3 million in bonuses paid to OffiSync employees who were retained by the Company on the date of the acquisition, as well as $0.2 million in retention bonuses payable to employees one year from the acquisition date.

(H)	Reflects the issuance of 78,110 shares of common stock as well as the vesting of 176,441 shares of restricted common stock associated with the acquisition, as if the acquisition had occurred January 1, 2010.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by the Registrant.

Amount To Be Paid
SEC registration fee		$11,611
FINRA registration fee		10,501
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be updated by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2008, we have made the following sales of unregistered securities:

Preferred Stock Issuances

•	On October 13, 2009, we sold 3,335,817 shares of our Series B preferred stock to a total of 4 accredited investors at a purchase price of $3.68 per share.

•	On July 19, 2010, we sold 5,787,930 shares of our Series C preferred stock to a total of 4 accredited investors at a purchase price of $5.18 per share.

Option and Option-Related Common Stock Issuances

•

From January 1, 2008 through July 31, 2011, we granted to our directors, officers, employees, consultants and other service providers options to purchase 19,533,118 shares of our common stock with per share exercise prices ranging from $0.18 to $7.87 under our 2007 Plan.

•

From January 1, 2008 through July 31, 2011, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 3,764,560 shares of our common stock at exercise prices ranging from $0.10 to $4.32 pursuant to exercises of options granted under our 2007 Plan.

•

From January 1, 2008 through July 31, 2011, we issued to our directors, officers, employees, consultants and other service providers an aggregate of 1,015,778 shares of our common stock at an exercise price of $0.10 per share pursuant to exercises of options granted under our 2002 Plan.

Restricted Stock Issuances

•

From January 1, 2008 through July 31, 2011, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 260,047 shares of our common stock at prices ranging from $0.00 to $0.53 per share under our 2007 Plan.

Warrant Issuances

•	On July 19, 2010, we issued warrants exercisable for 3,858,620 shares of our Series C preferred stock to a total of two accredited investors with an exercise price of $10.37 per share.

•	On May 17, 2011, we issued to Silicon Valley Bank warrants exercisable for the purchase of 127,000 shares of our common stock with an exercise price of $7.87 per share.

Other Common Stock Issuances

•	On January 6, 2010, we issued 848,400 shares of our common stock, with a value of $1.51 per share, in connection with our acquisition of all outstanding shares of Filtrbox, Inc.

•	On March 18, 2011, we issued 400,000 shares of our common stock, with a value of $4.32 per share, in connection with our acquisition of all of the outstanding common stock of Proximal Labs, Inc.

•	On May 18, 2011, we issued 519,212 shares of our common stock, with a value of $7.87 per share, in connection with our acquisition of OffiSync Corporation.

•	On November 5, 2010 we issued 10,000 shares of our common stock to Tallwood Venture Capital at a purchase price of $2.85 per share for an aggregate purchase price of $285,000.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statements

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Company to be in effect upon completion of the offering.

3.3	Bylaws as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Company to be effective upon completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2	Third Amended and Restated Investor Rights Agreement, by and among the Company and the investors party thereto, dated March 28, 2011.

4.3	Warrant to Purchase Shares issued by the Company to entities affiliated with Sequoia funds, dated July 19, 2010.

4.4	Warrant to Purchase Shares issued by the Company to KPCB Holdings, Inc., dated July 19, 2010.

4.5	Warrant to Purchase Stock issued by the Company to Silicon Valley Bank, dated May 17, 2011.

5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	2007 Stock Incentive Plan, as amended, and Form of Stock Option Agreement under 2007 Stock Incentive Plan.

10.2*	2002 Stock Incentive Plan, as amended, and Form of Stock Option Agreement under 2002 Stock Incentive Plan.

10.3*	2011 Equity Incentive Plan and Form of Stock Option Agreement under 2011 Equity Incentive Plan to be in effect upon completion of the offering.

10.4*	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers.

10.5	Employment Agreement, between the Company and Anthony Zingale, dated May 2, 2010, effective May 3, 2010.

10.6	Offer Letter, between the Company and Bryan LeBlanc, dated June 6, 2008.

10.7	Offer Letter, between the Company and John McCracken, dated October 28, 2008.

10.8	Offer Letter, between the Company and Robert Brown, dated March 21, 2008.

10.9	Offer Letter, between the Company and Brian Roddy, dated April 20, 2010.

10.10	Offer Letter, between the Company and David Hersh, dated July 2, 2002.

10.11*	2010 Executive Bonus Compensation Plan.

10.12†*	Master Agreement for U.S. Availability Services between SunGard Availability Services LP and the Company, dated December 16, 2008.

10.13*	Lease Agreement between the Company and Harsch Investment Properties, LLC, dated February 25, 2008.

10.14*	First Amendment to the Lease Agreement between the Company and Harsch Investment Properties, dated October 1, 2010.

Exhibit Number	Description of Exhibit

10.15*	Lease Agreement between the Company and TTC Partners III, LC, dated May 13, 2010.

10.16	Amended and Restated Loan and Security Agreement between the Company and Silicon Valley Bank, dated October 14, 2008, as amended.

21.1	List of subsidiaries.

23.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of KPMG, independent auditor.

23.3	Consent of KPMG, independent registered public accounting firm.

24.1	Power of Attorney (see page II-6 to this registration statement).

*	To be filed by amendment.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

a.	The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(4)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 24th day of August, 2011.

JIVE SOFTWARE, INC.

By	/s/ Anthony Zingale
Anthony Zingale
Director and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Anthony Zingale and Bryan LeBlanc as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 24, 2011:

Signature	Title

/s/ Anthony Zingale Anthony Zingale	Director and Chief Executive Officer (Principal Executive Officer)

/s/ Bryan LeBlanc Bryan LeBlanc	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ David G. DeWalt David G. DeWalt	Director

/s/ Jim Goetz Jim Goetz	Director

/s/ Jonathan Heiliger Jonathan Heiliger	Director

/s/ Bill Lanfri Bill Lanfri	Director

/s/ Sundar Pichai Sundar Pichai	Director

/s/ Chuck Robel Chuck Robel	Director

/s/ Ted Schlein Ted Schlein	Director

/s/ Bill Lynch Bill Lynch	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Company as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Company to be in effect upon completion of the offering.

3.3	Bylaws as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Company to be effective upon completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2	Third Amended and Restated Investor Rights Agreement, by and among the Company and the investors party thereto, dated March 28, 2011.

4.3	Warrant to Purchase Shares issued by the Company to entities affiliated with Sequoia funds, dated July 19, 2010.

4.4	Warrant to Purchase Shares issued by the Company to KPCB Holdings, Inc., dated July 19, 2010.

4.5	Warrant to Purchase Stock issued by the Company to Silicon Valley Bank, dated May 17, 2011.

5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	2007 Stock Incentive Plan, as amended, and Form of Stock Option Agreement under 2007 Stock Incentive Plan.

10.2*	2002 Stock Incentive Plan, as amended, and Form of Stock Option Agreement under 2002 Stock Incentive Plan.

10.3*	2011 Equity Incentive Plan and Form of Stock Option Agreement under 2011 Equity Incentive Plan to be in effect upon completion of the offering.

10.4*	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers.

10.5	Employment Agreement, between the Company and Anthony Zingale, dated May 2, 2010, effective May 3, 2010.

10.6	Offer Letter, between the Company and Bryan LeBlanc, dated June 6, 2008.

10.7	Offer Letter, between the Company and John McCracken, dated October 28, 2008.

10.8	Offer Letter, between the Company and Robert Brown, dated March 21, 2008.

10.9	Offer Letter, between the Company and Brian Roddy, dated April 20, 2010.

10.10	Offer Letter, between the Company and David Hersh, dated July 2, 2002.

10.11*	2010 Executive Bonus Compensation Plan.

10.12†*	Master Agreement for U.S. Availability Services between SunGard Availability Services LP and the Company, dated December 16, 2008.

10.13*	Lease Agreement between the Company and Harsch Investment Properties, LLC, dated February 25, 2008.

10.14*	First Amendment to the Lease Agreement between the Company and Harsch Investment Properties, dated October 1, 2010.

10.15*	Lease Agreement between the Company and TTC Partners III, LC, dated May 13, 2010.

10.16	Amended and Restated Loan and Security Agreement between the Company and Silicon Valley Bank, dated October 14, 2008, as amended.

21.1	List of subsidiaries.

Exhibit Number	Description of Exhibit

23.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of KPMG, independent auditor.

23.3	Consent of KPMG, independent registered public accounting firm.

24.1	Power of Attorney (see page II-6 to this registration statement).

*	To be filed by amendment.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.